ORLEN

GK/AS/ 476 /2007

RECEIVED

2007 MAY 22 A 9:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC file: 82-5036

Płock, 16 May 2007

Securities and Exchange Commission
Division of Corporate Finance [redacted]
450 Fifth Street, N. W.
Washington, D.C. 20549

07023684

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 24/2007 to 25/2007;
- PKN ORLEN S.A. Condensed consolidated financial statements for the period of 3 months ended 31 March 2007 prepared in accordance with International Financial Reporting Standards.

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

5/22

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Kaucuk purchased ButadienKral
Released	18:21 09-May-07
Number	3449W

Regulatory announcement no 24/2007 dated 9 May 2007
Kaucuk a.s. has purchased the shares of Butadien Kralupy a.s.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") announces that on 9 May 2007 it was informed that the company Butadien Kralupy a.s. ("Butadien Kralupy"), headquartered in Kralupy nad Vltavou (Czech Republic), was registered on 27 April 2007 by the City Court in Prague (Czech Republic).

PKN ORLEN's indirect subsidiary - KAUCUK, a.s. ("Kaucuk"), headquartered in Kralupy nad Vltavou (Czech Republic) has purchased 300 shares in Butadien Kralupy for a total price of CZK 150 000 000 (i.e. approximately PLN 19 980 000, based on average CZK/PLN exchange rates as of 9 May 2007, as stated by the National Bank of Poland) ("Purchased Shares"). The Purchased Shares represent 100% of the initial capital of Butadien Kralupy, with a par value CZK 500 000 (i.e. approximately PLN 66 600, based on average CZK/PLN exchange rates as of 9 May 2007, as stated by the National Bank of Poland) for each share, and represents 100% of the votes at the General Meeting of shareholders of Butadien Kralupy. The Shares were paid for by Kaucuk in the form of a cash contribution.
The book value of the Purchased Shares in the Kaucuk books amounted to CZK 150 000 000 (i.e. approximately PLN 19 980 000, based on average CZK/PLN exchange rates as of 9 May 2007, as stated by the National Bank of Poland) as of 9 May 2007.

The main business activity of Butadien Kralupy is the leasing of real estate, apartments and non-residential premises. Butadien Kralupy will be involved in the construction and operation of a new butadiene unit on the basis of an agreement signed by Unipetrol, Dwory, CHEMOPETROL, a.s. and Kauèuk (further information can be found below).
Kaucuk is a chemical company, and a producer of styrene-butadiene and polybutadiene rubbers, polystyrene plastics and synthetic rubber.
The main business activities of Unipetrol include crude oil refining, petrochemical and chemical production, and the sale of fuels.

PKN ORLEN owns 63% of votes at the General Meeting of Unipetrol.
Unipetrol owns 100% of votes at the General Meeting of Kaucuk.

The Supervisory Board of Kaucuk consists of 3 members, 1 of which is a Unipetrol employee, while 2 are Kauèuk employees. The Unipetrol Supervisory Board consists of 12 members, 7 of which are PKN ORLEN employees. The Kaucuk Management Board/Board of Directors consists of 4 members, of which 2 are Unipetrol employees and 2 are Kaucuk employees.

At the same time on 9 May 2007, Butadien Kralupy and Chemoprojekt, a.s., headquartered in Prague (Czech Republic) executed the Agreement on the Construction of the New Butadiene Unit (the "Agreement") for a total price of CZK 1,147,364,000 (i.e. approximately PLN 152 828 885, based on average CZK/PLN exchange rates as of 9 May 2007, as stated by the National Bank of Poland) as well as other contractual documentation in connection with the Agreement.

The Agreement was executed in connection with implementation of the sale of 100% shares of Kauèuk, owned by UNIPETROL, a.s. ("Unipetrol"), to FIRMA CHEMICZNA DWORY S.A., with its registered office in Oœwiêcim (Poland) ("Dwory") under the share purchase agreement entered into on 30 January 2007 between Unipetrol as seller and Dwory as buyer, and within the meaning of the Agreement on Cooperation in connection with the Construction and Operation of the New Butadiene Unit, executed by and amongst Unipetrol, Dwory, CHEMOPETROL, a.s. and Kauèuk on 30 January 2007 (the "Cooperation Agreement").

The Cooperation Agreement provides that a 51% stake in Butadien Kralupy shall be transferred from Kauèuk to Unipetrol, so the investment in the Butadien Kralupy shares is of a short-term nature.

As the Purchased Shares represent more that 20% of the Butadien Kralupy initial capital, they are significant

assets in accordance with the Regulation of the Polish Minister of Finance dated 19 October 2005, on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

See also: regulatory announcement no 11/2007 dated 30 January 2007.

END

Close

PKN ORLEN SA
SEC File
82-5036

PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1q2007 Segmental Comments
Released	07:00 15-May-07
Number	5880W

Regulatory announcement no 25/2007 dated 15 May 2007

Financial data for 1 quarter 2007 under segments with commentary and impact of LIFO valuation of inventories on that financial results.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the financial data for the first quarter of 2007 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the first quarter of 2007.

KEY FACTORS INFLUENCING THE RESULTS OF THE FIRST QUARTER 2007 – COMPANY'S COMMENTARY

Selected consolidated financial data

	2007	**2006**
Total sales revenues for the 1st quarter	13 408 224	11 330 649
Operating expense and other operating revenues for the 1st quarter	13 033 462	10 913 263
Profit from operations for the 1st quarter	374 762	417 386
EBITDA for the 1st quarter	994 386	983 696
Net profit for the 1st quarter	140 429	372 799

1. MAIN MACROECONOMIC FACTORS

- fall in differential from 3.59 USD/bbl in the 1st quarter 2006 to 3.38 USD/bbl in the 1st quarter 2007 decreased EBIT of the Parent by PLN 16 million,
- positive impact of increasing crack margins on refining products on EBIT of the Parent in the amount of PLN 44 million and higher sales volume of PLN 43 million,
- strengthening of PLN against USD unfavorably influenced profit from operations of the Parent (in respect of differential and margins) in the amount of PLN (-) 63 million.

2. INTERNAL FACTORS

- high demand on fertilizers as well as prosperity in construction business had a positive impact on the financial results of Anwil S.A. – PLN 83 million in the 1st quarter 2007 as compared to PLN 52 million in the comparable period of 2006,
- increase in sales volume of polyolefins by 11% favorably influenced the financial results of Basell ORLEN Polyolefins Sp. z o.o., which increased by PLN 38 million to the level of PLN 48 million,
- significant operating loss in Mazeikiu Group in the amount of PLN 334 million caused by the consequences of fire which took place in October 2006. As a result of this event, the refinery in Mazeikiu utilized only about 50%

of nominal production capacity. Moreover, the fire contributed to the increase of production of low margin products, especially heavy heating oil. Mazeikiu's results were also negatively influenced by the breakdown of "Druzhba" pipeline in July 2006. The breakdown contributed to the visible interference of crude oil supplies system. Currently all crude oil is delivered by the sea supplies via Butinge marine terminal, what generates higher cost that traditional means of supply.

- increase in retail sales volume of engine fuels in the Parent (CODO petrol stations) of 23% contributed to an increase in EBIT by PLN 44 million, whereas increase in retail sales volume of non-fuel merchandise and services increased profit from operations by PLN 8 million,
- fall in retail margins on gasoline and LPG contributed to a decrease in profit from operations of the Parent by PLN 5 million,
- considerable cost cutting results of OPTIMA program in the 1st quarter 2007 in the amount of PLN 88 million – the highest savings noted in refining (wholesale and retail) and chemical segment – PLN 49 million and PLN 20 million, respectively,
- fixed costs of the Parent on the level slightly higher (0.9%) than in the 1st quarter 2006, after elimination of costs of strategic projects.

Performance - General Overview

Refining and Retail

- 40.4 higher oil throughput and first-time consolidation of Mazeikiu Refinery's sales contributed to a growth in sales of gasoline and diesel fuel by 48.9% and 45.9%, respectively.
- Decrease in the Ural-Brent differential from USD 3.59 per barrel to USD 3.38 per barrel caused a (-)PLN 16m year-on-year drop in the Parent Company's EBIT.
- Higher refining margins combined with increased sales volumes of gasoline, diesel fuel, Ekoterm and Jet fuel had a PLN 87m positive effect on the Parent Company's EBIT.
- Higher retail sales volumes at the Parent Company improved the operating result by PLN 44m, whereas a drop in retail margins on gasoline and LPG reduced EBIT by PLN 5m.

Petrochemicals and Chemicals

- The performance of Basell ORLEN Polyolefins Sp. z o.o. improved to PLN 48m on the back of 11% higher polyolefin sales coupled with price increases.
- Thanks to the continued strong demand on the fertiliser market and the construction boom, Anwil S.A.'s operating result for Q1 2007 reached PLN 83m, compared with PLN 52m in Q1 2006.
- The favourable situation in the petrochemicals segment (high margins) contributed to Unipetrol's operating profit, which reached PLN 224m.

General

- There was an improvement in EBITDA (PLN 995m against PLN 983m in Q1 2006), despite an operating loss at the Mazeikiu Group.
- The Mazeikiu Group reported a loss of PLN 334m, attributable to the consequences of the fire which took place in October 2006. As a result of the fire, in Q1 2007 the Mazeikiu Refinery operated at approx. 50% capacity and produced a lot of low-margin products, especially heavy fuel oil. Moreover, failure of the Druzhba Pipeline in July 2006 caused considerable disruptions to the refinery's crude oil supply system. At present, the refinery's entire crude oil requirement is satisfied with oil delivered to the plant by sea through the port in Butinge, which generates higher costs compared with the traditional supply source.
- Implementation of the M&A strategy (acquisitions) brought about an increase in the net debt to equity ratio from 19.7% in Q1 2006 to 39.2% in Q1 2007 (average values).
- Implementation of the OPTIMA savings programme yielded tangible cost efficiencies of PLN 88m, with the largest savings of PLN 49m and PLN 20m achieved in the refining (wholesale and retail) and the chemicals segments, respectively.
- Net of the costs of strategic projects, the Parent Company's fixed costs moved up slightly, by 0.9%, compared with Q1 2006.

Financial Highlights

Segment Information

Market Overview

In Q1 2007, the average price of Brent oil stood at USD 57.79 per barrel and was lower by 6.5% relative to the corresponding period of 2006. The decline in crude oil prices went hand in hand with a reduction of the URAL/Brent differential by 5.8%, from USD 3.59 per barrel in Q1 2006 to USD 3.38 per barrel in Q1 2007. In Q1 2007, the average commodity price of gasoline amounted to USD 567.21 per tonne and was lower by 1.4% on Q1 2006. Similar trends were seen in the prices of diesel fuel, Ekoterm and JET A-1 fuel, which declined by 4.8%, 5.7% and 3.5%, to USD 549.05 per tonne, USD 524.56 per tonne and USD 592.86 per tonne, respectively.

The crack margins on gasoline went up by 20.1%, to USD 130.89 per tonne. The margins on diesel fuel also rose slightly, by 2.3%, to USD 112.73 per tonne, while the margins on JET A-1 fuel expanded by 5.7%, to USD 156.54 per tonne. On the other hand, decreases were recorded in margins on light fuel oil, which shrank by 1.7%, to USD 88.24 per tonne. Q1 2007 also saw high levels of crack margins on benzene (an increase of 90.2%, to USD 582.00 per tonne), ethylene (an increase of 41.1%, to USD 692.15 per tonne), propylene (an increase of 33.2%, to USD 645.01 per tonne), phenol (an increase of 39.4%, to USD 1,179.83 per tonne), butadiene (an increase of 52.8%, to USD 702.45 per tonne) and acetone (an increase of 30.1%, to USD 708.99 per tonne).

As far as the exchange rates are concerned, in Q1 2007 the euro strengthened by 1.6% (from 3.83 PLN/EUR in Q1 2006 to 3.89 PLN/EUR in Q1 2007), while the U.S. dollar weakened by 6.9% (from 3.19 PLN/USD in Q1 2006 to 2.97 PLN/USD in Q1 2007).

According to estimates by the Energy Market Agency (Agencja Rynku Energii S.A.), the domestic consumption of fuel (including gasoline, diesel fuel and light fuel oil) grew by approximately 57 thousand tonnes (or 1.7%) in Q1 2007 compared with Q1 2006, and reached 3,407 thousand tonnes. In the period under review, the consumption of gasoline decreased to 889 thousand tonnes (by 3.7%), and of light fuel oil to 436 thousand tonnes (by 33.5%). A significant increase was recorded in the consumption of diesel fuel, up by 311 thousand tonnes (or 17.6%) in Q1 2007 compared with the corresponding period of the previous year.

In Q1 2007, favourable economic conditions continued to prevail in Poland. The GDP grew by 6.1% over the full year 2006, and according to estimates for Q1 2007, its growth rate may reach as much as 7%. Investment and consumer demand turned out to be the main drivers of this growth.

At the end of March 2007, the Consumer Prices Index climbed to 2.5% (y/y), compared with 0.4% (y/y) in March 2006 and 1.4 (y/y) in December 2006. The increase in CPI was due to significant hikes in the prices of fuel, food and health products.

The strong economic growth over the last few quarters contributed to improvement in the situation on the labour market. At the end of Q1 2007, the unemployment rate stood at 14.4%, and was 3.4 pp and 0.5 pp lower relative to the end of Q1 2006 and the end of 2006, respectively.

Refining (Production and Wholesale)

Refining (Production and Wholesale)	3 months ended March 31 2007		3 months ended March 31 2006		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**11,349,207**	**3,826,693**	**9,036,766**	**2,835,064**	**25.6%**	**35.0%**
Sales to third parties	6,662,386	2,246,404	5,141,877	1,613,138	29.6%	39.3%
Intra-company sales	4,686,821	1,580,289	3,894,889	1,221,926	20.3%	29.3%
Segment's costs	**-11,298,206**	**-3,809,497**	**-8,933,700**	**-2,802,729**	**26.5%**	**35.9%**
Other operating income	54,618	18,416	35,475	11,129	54.0%	65.5%
Other operating expenses	-91,271	-30,774	-32,460	-10,184	181.2%	202.2%
Segment's profit/loss*	**14,348**	**4,838**	**106,081**	**33,280**	**-86.5%**	**-85.5%**
Sales to third parties (thousand tonnes)	4,108		2,650		55.0%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

The major companies of the Refining segment are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., the wholesale business of the Regional Market Operators (ORLEN PetroCentrum Sp. z o.o., ORLEN Morena Sp. z o.o., ORLEN PetroProfit Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o.), ORLEN Petrogaz P³ock Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o., and the companies belonging to the Unipetrol Group of the Czech Republic: Paramo a.s., Unipetrol Rafinerie a.s., and Ceska Rafinerska a.s. Beginning from Q1 2007, the production and wholesale operations of the Mazeikiu Group have also been included in the segment.

In Q1 2007, the segment's revenue grew by 25.6% relative to the corresponding period of 2006. The main driver behind this growth were larger sales volumes of the segment's core products: the sales of diesel fuel went up by 558.5 thousand tonnes (54.6%) in volume terms and PLN 672,115 thousand (31.3%) in value terms, and the sales of Eurosuper 95 gasoline grew by 367.6 thousand tonnes (79.8%) in volume terms and PLN 548.8 thousand (58.9%) in value terms. Higher sales of gasoline and diesel fuel were mainly attributable to higher annual contacts concluded with the key customers, the discount programmes offered by the Parent Company, and the first-time consolidation of the Mazeikiu Refinery. LPG sales improved by 68.4 thousand tonnes (147.0%) after Orlen Gaz Sp. z o.o. took over a part of the market from competition, selling LPG imported from the Mazeikiu Refinery. A significant improvement in the weather conditions and a relatively early start of the road construction and general construction season boosted the market demand for bitumens. Consequently, bitumen sales grew by PLN 35,606.0 thousand (or 144.0%) compared with Q1 2006. On the other hand, higher sales of fuel oil III were mainly due to the inclusion of the Mazeikiu Refinery companies in consolidation in Q1 2007 and the shutdown of the HOG unit at the Parent Company. In Q1 2007, the Ekoterm light fuel oil was the only product whose sales volumes continued to decline, decreasing by 152.7 thousand tonnes (or 30.8%.) The lower sales of light fuel oil are due to high temperatures in Q1 2007, limiting the demand for the product, and a large number of customers switching to alternative energy sources. The estimated positive effect of the higher sales volumes recorded by the Parent Company on EBIT was PLN 43m.

In Q1 2007, the segment's costs increased by 26.5%, which followed mainly from higher sales of the Group companies and the first-time consolidation of the Mazeikiu Group companies. The latter increased the Group's costs by PLN 2,532m.

The segment's operating result of PLN 14.3m versus PLN 106.1m in Q1 2006 was significantly affected by the consolidation of the segment's Lithuanian companies, which generated a loss of PLN 262.2m in Q1 2007. An external factor with a significant bearing on the operating result was the strong appreciation of the z³oty against the U.S. dollar. The cumulative negative effect of the stronger z³oty (on the differential and the margins) was PLN 63m. The Group's operating result was additionally reduced due to the year-on-year decrease in the Ural/Brent differential in Q1 2007. The estimated effect of the decrease in the Ural/Brent differential on the Parent Company's financial result was PLN (-)16m. At the same time the segment's result benefited from an upswing in refining product margins, which increased EBIT by PLN 44m at the Parent Undertaking alone. In Q1 2007, the companies of the Unipetrol Group contributed PLN 49m to

the segment's result, compared with a loss of PLN 56m in the corresponding period of the previous year.

In Q1 2007, the implementation of the OPTIMA Programme generated savings of PLN 35,647 thousand for the segment.

In Q1 2007, the expenditure on property, plant and equipment and intangible assets grew by PLN 270,413 thousand relative to Q1 2006. Expenditure incurred by the Mazeikiu Refinery in Q1 2007 and allocated to the segment amounted to PLN 230,215 thousand.

Refining (Retail)

Refining (Retail)	3 months ended March 31 2007		3 months ended March 31 2006		% change 3 months	
Results according to IFRS	PLN' 000	USD' 000	PLN' 000	USD' 000	PLN' 000	USD' 000
Revenue, including:	**3,423,324**	**1,154,267**	**3,116,215**	**977,636**	**9.9%**	**18.1%**
Sales to third parties	3,416,509	1,151,969	3,106,297	974,525	10.0%	18.2%
Intra-company sales	6,815	2,298	9,918	3,112	-31.3%	-26.2%
Segment's costs	**-3,316,340**	**-1,118,194**	**-3,142,945**	**-986,022**	**5.5%**	**13.4%**
Other operating income	38,286	12,909	42,843	13,441	-10.6%	-4.0%
Other operating expenses	-36,958	-12,461	-9,693	-3,041	281.3%	309.8%
Segment's profit/loss*	**108,312**	**36,520**	**6,420**	**2,014**	**1587.1%**	**1713.3%**
Sales to third parties (thousand tonnes)	1,053		916		15.0%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level*

The operations of the following companies were classified as belonging to the retail segment: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol Group. Beginning from Q1 2007, the retail operations of the Mazeikiu Group have also been included in the segment.

In Q1 2007, the segment's revenue increased by PLN 307,109 thousand, or 9.9%, year on year. The growth in revenue was driven by significantly higher sales volumes, which increased by 136.5 thousand tonnes, or 14.9%. In Q1 2007, sales of diesel fuel, 22.9% higher compared with Q1 2006, accounted for a very large share of retail sales. The higher sales volume of diesel fuel was accompanied by higher sales revenue (up by PLN 162,524 thousand). Unlike in the previous quarters, there was an improvement in the sales volume of gasoline, which grew by 6.7%, to 513 thousand tonnes, although in value terms gasoline sales declined by PLN 87,440 thousand due to lower prices at service stations in Q1 2007. The favourable trends were also seen in the sales volume of LPG. LPG sales rose by 32.9% to 59 thousand tonnes in volume terms, and by PLN 26,870 thousand in value terms. The favourable LPG sales trends were driven by market developments connected with the increasing number of LPG-fuelled cars and a higher number of LPG units available at service stations. The segment's sales volume growth in Q1 2007 was driven by very strong product sales of the Parent Company (an increase of 16.4%), ORLEN Deutschland (an increase of 2.7%) and Benzina (an increase of 26.9%). In the case of ORLEN Deutschland, the growth in its sales volume resulted to a large extent from incorporation in its network of 30 services stations acquired from BP. Benzina's strong sales were achieved mainly due to the implementation of the new market strategy including rebranding, the strengthening of the brand image, and the favourable situation on the fuel market in the Czech Republic, reflected by the increased demand for diesel fuel.

The segment's operating profit for Q1 2007 reached PLN 108,312 thousand, against PLN 6,420 thousand in Q1 2006. In Q1 2007, the Parent Company's profit in this segment amounted to PLN 106m, compared with PLN 15m in Q1 2006. The increase in the Parent Company's retail sales of fuels contributed PLN 44m to the growth of the segment's operating result. In Q1 2007, the retail margins on gasoline and LPG dropped year on year, by 14.3% and 6.0%, respectively, while the margins on diesel fuel went up by 12.8%. The trends in retail margins led to a PLN 5m decline in the Parent Company's EBIT. Q1 2007 saw a PLN 8m increase in margins on non-fuel goods and services, to PLN 78.3m. In the period under review, the retail business* of ORLEN Deutschland in Germany sustained a loss of PLN 3m. To compare, in the corresponding period of the previous year, its loss amounted to (-)PLN 4m. The loss was due mainly to the lower fuel retail margins resulting from the increase in the VAT rate applicable to gasoline.

The savings achieved by the segment thanks to the OPTIMA Programme in Q1 2007 amounted to PLN 13,359 thousand.

In Q1 2007, expenditure on property, plant and equipment and intangible assets fell slightly year on year, by PLN 4,151 thousand, to PLN 52,171 thousand. Expenditure incurred by the Mazeikiu Refinery in Q1 2007 and allocated to the segment amounted to PLN 3 thousand.

*) ORLEN Deutschland is also engaged in wholesale business, classified as Production and Wholesale.

PKN ORLEN SA
SEC File
82-5036

Petrochemicals

Petrochemicals	3 months ended March 31 2007		3 months ended March 31 2006		Change % 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including	**3,313,603**	**1,117,271**	**3,000,199**	**941,239**	**10.4%**	**18.7%**
Sales to third parties	2,351,820	792,980	1,985,799	622,996	18.4%	27.3%
Intra-company sales	961,783	324,291	1,014,400	318,243	-5.2%	1.9%
Segment's costs	**-2,877,624**	**-970,269**	**-2,701,157**	**-847,422**	**6.5%**	**14.5%**
Other operating income	13,557	4,571	33,257	10,434	-59.2%	-56.2%
Other operating expenses	-79,956	-26,959	-22,141	-6,946	261.1%	288.1%
Segment's profit/loss*	**369,580**	**124,614**	**310,158**	**97,304**	**19.2%**	**28.1%**
Sales to third parties (thousand tonnes)	765		710		7.7%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Petrochemicals segment comprises petrochemical operations of the following companies: PKN ORLEN S.A., Etylobenzen Sp. z o.o., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemicals business of ORLEN PetroZachód Sp. z o.o., and Basell Orlen Polyolefins Sp. z o.o.

Over Q1 2007, the segment's revenue grew by PLN 313,404 thousand (10.4%) in comparison with the corresponding period of 2006. The increase was driven by higher selling prices of particular products coupled with a rise in the sales volumes of the segment's key products, such as polyolefins (a total increase of 11%), olefins (up by 6.4%), ethylene oxide (up by 22%) and paraxylene (6.2%).

In Q1 2007, the segment generated a profit of PLN 369,580 thousand, relative to PLN 310,158 thousand posted in Q1 of the previous year. In particular the Unipetrol Group boasted an excellent operating profit allocated to the Petrochemicals segment in the amount of PLN 224m, which means a 66.5% growth. The good situation on the petrochemicals market driven by growing margins and favourable market conditions in Central and Eastern Europe, was reflected in the level of Chemopetrol a.s.'s and Kauczuk a.s.'s operating profits of PLN 196m and PLN 74m, respectively.

The positive sales dynamics of polyolefins boosted the operating result of Basell Orlen Polyolefins Sp. z o.o., which achieved a profit of PLN 48m, compared with PLN 11m in Q1 2006. On the other hand, the Parent Undertaking's operating result allocated to the Petrochemicals segment was PLN 110m in Q1 2007, down from PLN 167m in the corresponding period of the previous year.

The implementation of the OPTIMA programme generated segment-wide savings of PLN 688 thousand in Q1 2007.

In the same period, the expenditure on property, plant and equipment and intangible assets fell by PLN 2,954 thousand relative to Q1 2006, totalling PLN 51,212 thousand.

Chemicals

Chemicals	3 months ended March 31 2007		3 months ended March 31 2006		Change % 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including	**736,968**	**248,489**	**848,454**	**266,182**	**-13.1%**	**-6.6%**
Sales to third parties	732,149	246,864	846,157	265,461	-13.5%	-7.0%
Intra-company sales	4,819	1,625	2,297	721	-	-
Segment's costs	**-656,237**	**-221,268**	**-786,710**	**-246,811**	**-16.6%**	**-10.3%**

Other operating income	4,440	1,497	7,845	2,461	-43.4%	-39.2%
Other operating expenses	-2,347	-791	-12,614	-3,957	-81.4%	-80.0%
Segment's profit/loss*	**82,824**	**27,926**	**56,975**	**17,875**	**45.4%**	**56.2%**
Sales to third parties (thousand tonnes)	469		566		-17.1%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Chemicals segment comprises the related operations of the following companies: Zak³ady Azotowe Anwil S.A., Spolana a.s. and ORLEN PetroProfit Sp. z o.o. In Q4 2006, Zak³ady Azotowe Anwil S.A. concluded a purchase agreement with Unipetrol a.s. whereby it acquired Unipetrol's stake in Spolana a.s., representing 81.8% of that company's share capital. The aggregate price for the acquired shares amounted to *ca.* PLN 88m and was paid by ANWIL with internally generated cash.

In Q1 2007, the segment recorded a drop in revenue. It went down by PLN 111,486 thousand (13.1%) on the corresponding quarter of 2006, largely as a consequence of lower sales volumes of polyvinyl chloride, ammonium nitrate, soda lye and caustic soda, which fell by 27.1 thousand tonnes (29.1%), 12.8 thousand tonnes (8.5%), 16.6 thousand tonnes (38%) and 5.1 thousand tonnes (42.6%), respectively. The sales of CANWIL were an exception, rising by 10 thousand tonnes (up by 9.2%) from the previous year's level, to 118.9 thousand tonnes.

The sales of polyvinyl chloride were adversely affected by fierce price competition on the part of Chinese producers, as well as Borsodchem on the domestic market. In the discussed period, the Group also encountered certain problems involving the logistics side of its operations, which rendered impossible the river transport of fertilisers and caused difficulties with ammonia collection by road transport, due to a shortage of transport vehicles for distribution purposes.

The positive factors included a robust demand, due to the ongoing fertiliser application season, and the resulting high prices in this product area. In the period concerned, there was a rise in the selling prices of both ammonium nitrate and CANWIL, by 8.0% and 7.2%, respectively. The continued upswing in the investment goods and construction markets translated into a rising demand for polyvinyl chloride and granulates, lifting their prices by 9.7%. Another factor worth mentioning was the buoyant state of the sodium hydroxide and caprolactam markets and a higher demand for those substances.

The combined favourable effect of the above factors was reflected in the performance of Anwil S.A., whose operating profit in Q1 2007 rose by PLN 34m year on year, reaching PLN 83m. As a result of the profit growth reported by Anwil S.A., the entire Chemicals segment's profit for Q1 2007 improved by 45.4%.

In Q1 2007, the expenditure on property, plant and equipment and intangible assets was reduced by PLN 35,539 thousand. In the same period, the implementation of the OPTIMA programme generated segment-wide savings of PLN 20,338 thousand.

Other Activities

Other activities	3 months ended March 31 2007		3 months ended March 31 2006		Change % 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including	**501,569**	**169,118**	**510,349**	**160,109**	**-1.7%**	**5.6%**
Sales to third parties	245,360	82,730	250,519	78,594	-2.1%	5.3%
Intra-company sales	256,209	86,388	259,830	81,515	-1.4%	6.0%
Segment's costs	**-552,527**	**-186,299**	**-458,204**	**-143,750**	**20.6%**	**29.6%**
Other operating income	13,624	4,594	8,796	2,760	54.9%	66.4%
Other operating expenses	-26,418	-8,908	-12,042	-3,778	119.4%	135.8%
Segment's profit/loss*	**-63,752**	**-21,496**	**48,899**	**15,341**	**-230.4%**	**-240.1%**
Sales to third parties						

PKN ORLEN SA
SEC File
82-5036

(thousand tonnes)	42	25	68.0%

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Apart from the companies engaged in the production of energy and provision of services to PKN ORLEN S.A., the Other Activities segment includes a number of undertakings which were spun off, mainly as a result of the Group restructuring. Starting from Q1 2007, the segment has been expanded to include other business of the Mazeikiu Refinery.

In Q1 2007, the segment sustained a loss of (-)PLN 63,752 thousand, as opposed to the operating profit of PLN 48,899 thousand achieved in Q1 2006. The major driver of the negative result on Other Activities was the operations of the Unipetrol Group and Mazeikiu Refinery included in the discussed segment, which in Q1 2007 posted losses of (-) PLN 12,762 thousand and (-)PLN 71,278 thousand.

In Q1 2007, the implementation of the OPTIMA programme generated savings of PLN 18,030 thousand for the segment.

In the same period, the expenditure on property, plant and equipment and intangible assets grew by PLN 1,635 thousand compared with Q1 2006. In Q1 2007, the expenditure of the Mazeikiu Refinery allocated to the Other Activities segment amounted to PLN 551 thousand.

Financial Overview

Income Statement

In Q1 2007, the Group's total sales revenue increased by PLN 2,077,575 thousand (or 18.3%) compared with Q1 2006, on the back of higher sales to third parties in most areas of the Group's operations, including mainly: in Refining (Production + Wholesale) – up by PLN 1,520,509 thousand (or 29.6%), in Refining (Retail) – up by 310,212 thousand (or 10.0%), and in Petrochemicals – up by PLN 366,021 thousand (or 18.4%). Chemicals and Other Activities were the segments where sales value decreased in the period under review, by PLN 114,008 thousand (or 13.5%) and PLN 5,159 thousand (or 2.1%), respectively. The growth in the sales value followed from an increase of 1,568 thousand tonnes in the Group's total sales volume. A particularly material growth was recorded in the volume of wholesale and retail sales of engine fuels (gasolines, diesel fuel, liquefied petroleum gas, Jet A-1 fuel) and light fuel oil (Ekoterm), which expanded by 1,104.5 thousand tonnes (or 35.8%) relative to Q1 2006. The growth was partly due to the first-time consolidation of the Mazeikiu Refinery in Q1 2007, which in the period under review generated total sales revenue of PLN 1,781,601 thousand.

In Q1 2007, the operating expenses went up by PLN 955,499 thousand (or 17.9%). The greater dynamics of this item is attributable to the increased scale of the Group's operations, including the consolidation of the Mazeikiu Group. A noteworthy development is that the share of fixed costs (depreciation and amortisation, contracted services, salaries and wages, taxes and charges, as well as other operating expenses) in the total operating expenses remained largely unchanged.

In Q1 2007, the cost of products, goods for resale and materials sold grew by PLN 1,704,327 thousand (or 16.9%). However, it should be noted that the growth was attributable to the consolidation of the Mazeikiu Group, whose cost of products, goods for resale and materials sold in Q1 2007 was PLN 1,870,180 thousand. The level of the Group's cost of products, goods for resale and materials sold was positively affected by a drop in the price of the processed crude oil. The gross profit on sales amounted to PLN 1,643,021 thousand and was higher by PLN 373,248 thousand (or 29.4%) than in Q1 2006.

In Q1 2007, the Group recorded an increase in selling costs and general and administrative by PLN 100,734 thousand (or 15.6%) and PLN 150,438 thousand (or 61.1%), respectively, compared with Q1 2006. The higher general and administrative expenses were attributable mainly to the increase in this item at PKN ORLEN S.A. and Unipetrol a.s., and the consolidation of the Mazeikiu Refinery. In Q1 2007, the general and administrative expenses of the Mazeikiu Group amounted to PLN 96m.

In Q1 2007, the Group's other operating income decreased by PLN 3,402 thousand, while its other operating expenses went up by PLN 160,018 thousand. The increase in other operating expenses followed from an increase in other operating expenses of the Parent Company (creation of a PLN 11.6m provision for general economic risk and a PLN 17.8m higher cost of liquidation of property, plant and equipment), and of the Unipetrol Group (PLN 41.7m revaluation of assets held for sale).

In Q1 2007, the Group earned an operating profit of PLN 374.8m, compared with PLN 417.4m in the corresponding period of 2006. An operating loss of PLN 334m reported by the Mazeikiu Group in Q1 2007 had the strongest effect on the deterioration of the operating result. A noteworthy fact is the strong year-on-year increase in EBIT in Q1 2007 reported in the largest companies of the Group, including: the Unipetrol Group (by PLN 195m), the Anwil Group (by PLN 30m) and the Basell Orlen Polyolefins Group (by PLN 38m).

In Q1 2007, financial income amounted to PLN 47,747 thousand and was lower by PLN 99,235 thousand than in Q1 2006. The decrease in financial income was due to a PLN 86.6m decline in the income of the Unipetrol Group. Over the same period, the ORLEN Group's financial expenses grew by PLN 92,216 thousand, owing to the increase in the Parent Company's debt related to the financing of the Mazeikiu Refinery acquisition. Consequently, in Q1 2007 the Group recorded a net loss on financing activities in the amount of PLN 212,714 thousand vs. a net loss of PLN 21,263 thousand in Q1 2006.

In Q1 2007, the share in the net profit of the Group undertakings valued with the equity method stood at PLN 53,202 thousand, compared with PLN 46,752 thousand in Q1 2006.

Corporate income tax amounted to PLN 74,821 thousand, up by PLN 4,745 thousand on Q1 2006.

The Group earned a net profit of PLN 140,429 thousand, which means a decrease of PLN 232,370 on the respective figure for Q1 2006.

Balance Sheet

As at the end of Q1 2007, the Group had total assets of PLN 45,170,682 thousand, down by 0.5% relative to December 31st 2006. Over the same period, non-current assets fell by PLN 390,078 thousand (or 1.4%), to PLN 27,270,720 thousand, mainly due to a PLN 319,446 thousand decrease in the value of property, plant and equipment and of shares in the undertakings valued with the equity method. Current assets grew from PLN 17,758,286 thousand as at December 31st 2006 to PLN 17,899,962 thousand as at the end of Q1 2007. The increase in current assets was driven mainly by increases in trade and other receivables, as well as prepayments and accrued income and cash, by PLN 450,076 thousand, PLN 15,428 thousand and PLN 42,372 thousand, respectively. When compared with the value as at the end of 2006, working capital (current assets - current liabilities) went up from PLN 2,879,908 thousand to PLN 4,056,613 thousand, as a result of lower trade and other payables, accruals and deferred income and other financial liabilities.

As at the end of Q1 2007, the Group's total equity stood at PLN 21,661,932 thousand, and was higher by PLN 79,369 thousand (or 0.4%) than as at the end of 2006, primarily thanks to an increase in retained profit of PLN 40,914 thousand. Non-current liabilities amounted to PLN 9,665,401 thousand, that is PLN 707,258 more than as at the end of 2006, mainly owing to growth in loans and borrowings of PLN 765,898 thousand. This growth was principally driven by an increase of PLN 785,172 thousand in long-term loans and borrowings of the Parent Company. Current liabilities were down from PLN 14,878,378 thousand as at December 31st 2006 to PLN 13,843,349 thousand as at March 31st 2007. Under current liabilities, significant decreases were recorded in trade and other payables and accruals (PLN 583,003 thousand) and other financial liabilities (PLN 465,943). The 745,986 thousand increase in the Group's total debt (under loans, borrowings and securities in issue), to PLN 11,235,091 thousand as at the end of Q1 2007, was attributable to the purchase of the Mazeikiu Refinery.

Cash-Flow Statement

In Q1 2007, net cash provided by operating activities stood at PLN 594,358, up by PLN 1,151,553 thousand relative to Q1 2006. This increase was principally driven by favourable trends seen in Q1 2007, when compared with Q1 2006, in inventories (a decrease of PLN 150,881 thousand in Q1 2007, compared with an increase of PLN 235,175 thousand in Q1 2006) and receivables (an increase of PLN 283,344 thousand in Q1 2007, compared with an increase of PLN 649,274 thousand in Q1 2006). On the other hand, operating cash flows were adversely affected by a decline in the net profit, which in Q1 2007 was lower by PLN 232,370 thousand relative to the corresponding period of the previous year.

In Q1 2007, net cash used in investing activities stood at (-)PLN 987,814 thousand, compared with (-)PLN 403,529 thousand in Q1 2006. The larger amount of cash used in investing activities resulted from the Parent Company's acquisition of financial assets worth PLN 463.6m (mandatory tender offer made by PKN ORLEN S.A. for the shares held by AB Mazeikiu Nafta minority shareholders) in Q1 2007.

In Q1 2007, financing activities provided net cash of PLN 436,016 thousand, while in Q1 2006 the net cash provided by financing activities was PLN 601,234 thousand. The lower net balance on financing activities in Q1 2007 relative to Q1 2006 is connected with the decrease in long- and short-term loans and borrowings contracted. The decrease in long- and short-term loans and borrowings was offset by proceeds from issues of debt securities by the Parent Company.

These cash flows caused an increase in cash in Q1 2007 to PLN 2,393,692 thousand (by PLN 42,560 thousand).

APPENDIX I

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 3 months ended
March 31st 2007 and March 31st 2006
(PLN '000)

ITEM	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	% change 3 months
ıe from sales of products	13,764,280	10,807,098	27.4%
tax and other charges	-3,475,321	-2,763,643	25.8%
venue from sales of products	**10,288,959**	**8,043,455**	**27.9%**
ıe from sales of goods for resale and materials	3,604,874	3,477,924	3.7%
tax and other charges	-485,609	-190,730	154.6%
evenue from sales of goods for resale and als	**3,119,265**	**3,287,194**	**-5.1%**
ales revenue	**13,408,224**	**11,330,649**	**18.3%**
f products sold	-8,670,450	-7,175,832	20.8%
f goods for resale and materials sold	-3,094,753	-2,885,044	7.3%
f products, goods for resale and materials sold	**-11,765,203**	**-10,060,876**	**16.9%**
profit on sales	**1,643,021**	**1,269,773**	**29.4%**
: costs	-746,537	-645,803	15.6%
ıl and administrative expenses	-396,628	-246,190	61.1%
›perating income*	129,338	132,740	-2.6%
›perating expenses	-254,432	-94,414	169.5%
n disposal of all or part of shares in subordinated ıkings		1,280	-100.0%
ting profit	**374,762**	**417,386**	**-10.2%**
ial income	47,747	146,982	-67.5%
ial expenses *	-260,461	-168,245	54.8%
ıancial income/expenses	**-212,714**	**-21,263**	**900.4%**
:n net profit/loss of undertakings valued with equity l	53,202	46,752	13.8%
before tax	**215,250**	**442,875**	**-51.4%**
ate income tax	-74,821	-70,076	6.8%
ofit	**140,429**	**372,799**	**-62.3%**
ng:			
loss) attributable to minority interests	91,228	25,097	263.5%
attributable to equity holders of the Parent any	**49,201**	**347,702**	**-85.8%**

* Including costs related to increased debt.

APPENDIX II

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at March 31st 2007 and December 31st 2006
(PLN '000)

ITEM	Mar 31 2007 (unaudited)	Dec 31 2006	% change
ASSETS			
Non-current assets			

PKN ORL
SEC F
82-5036

Property, plant and equipment	25,029,728	25,199,681	-0.7%
Intangible assets	529,728	619,783	-14.5%
Goodwill	143,155	143,704	-0.4%
Financial assets	568,487	570,932	-0.4%
Shares in undertakings valued with equity method	566,810	716,303	-20.9%
Loans granted	22,747	5,272	331.5%
Deferred tax asset	213,762	165,928	28.8%
Investment property	34,611	34,925	-0.9%
Perpetual usufruct right to land	88,810	87,722	1.2%
Other non-current assets	72,882	116,548	-37.5%
Total non-current assets	**27,270,720**	**27,660,798**	**-1.4%**
Current assets			
Inventories	7,215,289	7,398,856	-2.5%
Trade and other receivables	6,743,748	6,293,672	7.2%
Income taxes receivable	195,117	253,041	-22.9%
Short-term securities	7,025	7,424	-5.4%
Prepayments and accrued income	136,786	121,358	12.7%
Cash	2,393,692	2,351,320	1.8%
Other financial assets	193,937	302,007	-35.8%
Assets held for sale	**1,014,368**	**1,030,608**	**-1.6%**
Total current assets	**17,899,962**	**17,758,286**	**0.8%**
Total assets	**45,170,682**	**45,419,084**	**-0.5%**
LIABILITIES			
Equity			
Share capital	534,636	534,636	0.0%
Share capital revaluation adjustment	522,999	522,999	0.0%
Share capital*	**1,057,635**	**1,057,635**	**0.0%**
Share premium account	1,058,450	1,058,450	0.0%
Share premium revaluation adjustment	168,803	168,803	0.0%
Share premium account	**1,227,253**	**1,227,253**	**0.0%**
Hedging capital	9,563	8,506	12.4%
Currency-translation differences	-14,245	22,003	-164.7%
Retained profit, including:	16,576,457	16,535,543	0.2%
Net profit attributable to equity holders of the parent	49,201	1,985,966	-97.5%
Equity (attributable to equity holders of the parent)	**18,856,663**	**18,850,940**	**0.0%**
Equity attributable to minority interests	2,805,269	2,731,623	2.7%
Total equity	**21,661,932**	**21,582,563**	**0.4%**
Non-current liabilities			
Loans and borrowings	6,977,091	6,211,193	12.3%
Provisions	802,343	814,192	-1.5%
Deferred tax liability	1,729,277	1,765,761	-2.1%
Other non-current liabilities	156,690	166,997	-6.2%
Total non-current liabilities	**9,665,401**	**8,958,143**	**7.9%**
Current liabilities			
Trade and other payables and accruals	7,638,392	8,221,395	-7.1%
Provisions	735,541	734,027	0.2%
Income tax expense	145,703	106,261	37.1%
Loans and borrowings	4,258,000	4,277,912	-0.5%
Deferred income	36,709	27,060	35.7%
Other financial liabilities	849,824	1,315,767	-35.4%
Liabilities directly related to assets classified as held for sale	179,180	195,956	-8.6%
Total current liabilities	**13,843,349**	**14,878,378**	**-7.0%**
Total equity and liabilities	**45,170,682**	**45,419,084**	**-0.5%**

* Share capital was restated in accordance with IAS 29.

PKN ORL
SEC I
82-50.

APPENDIX III

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 3 months ended March 31st 2007 and March 31st 2006 (PLN '000)

ITEM	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	Change 3 months
Cash flows from operating activities			
Net profit	**140,429**	**372,799**	**-232**
Adjustments:			
Share in net profit/(loss) of undertakings valued with equity method	-53,202	-46,752	-6
Depreciation and amortisation	619,624	566,310	53
Net interest and dividends	135,234	63,643	71
Income tax expense	74,821	70,076	4
(Profit)/loss on investing activities	106,689	-43,812	150
Decrease/(increase) in receivables	-283,344	-649,274	365
Decrease/(increase) in inventories	150,881	-235,175	386
(Decrease)/increase in liabilities and accruals	-303,100	-500,365	197
(Decrease)/increase in provisions	-10,037	-44,528	34
Other adjustments	64,519	42,571	21
Income tax paid	-48,156	-152,688	104
Net cash provided by operating activities	**594,358**	**-557,195**	**1,151**
Cash flows from investing activities			
Acquisition of property, plant and equipment and intangible assets	-690,153	-521,502	-168
Disposal of property, plant and equipment and intangible assets	26,420	77,213	-50
Disposal of shares	1,698	76,772	-75
Acquisition of shares*	-465,688	-24,036	-441
Acquisition of short-term securities	-165,670	-44,711	-120
Disposal of short-term securities	262,754	30,210	232
Dividends and interest received	61,094	3,026	58
Loans (granted)/repaid	-12,462	2,822	-15
Other	-5,807	-3,323	-2
Net cash used in investing activities	**-987,814**	**-403,529**	**-584**
Cash flows from financing activities			
Increase in long- and short-term loans and borrowings	2,102,825	3,719,714	-1,616
Issue of debt securities	750,000	0	750
Repayment of long- and short-term loans and borrowings	-2,325,489	-3,064,625	739
Interest paid	-80,675	-47,135	-33
Other	-10,645	-6,720	-3
Net cash provided by financing activities	**436,016**	**601,234**	**-165**
Net increase/(decrease) in cash	**42,560**	**-359,490**	**402**
Foreign-exchange gains/(losses)	-188	28	
Cash at beginning of period	**2,351,320**	**1,126,803**	**1,224**
Cash at end of period, including:	**2,393,692**	**767,341**	**1,626**
restricted cash	46,777	103,090	-56

* Including the acquisition of shares from AB Mazeikiu Nafta minority shareholders for PLN 463,608 thousand in Q1 2007.

APPENDIX IV

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENTS
for the periods of 3 months ended March 31st 2007 and March 31st 2006 (PLN '000)

ITEM	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	% change 3 months
ON SALES TO THIRD PARTIES[1]			
duction and Wholesale)	6,662,386	5,141,877	29.6%
ail)	3,416,509	3,106,297	10.0%
ls	2,351,820	1,985,799	18.4%
	732,149	846,157	-13.5%
ies	245,360	250,519	-2.1%
	13,408,224	**11,330,649**	**18.3%**
S PROFIT/LOSS[2]			
duction and Wholesale)	14,348	106,081	-86.5%
ail)	108,312	6,420	-
ls	369,580	310,158	19.2%
	82,824	56,975	45.4%
ies	-63,752	48,899	-230.4%
	-4,830	-4,878	-
ocated items	-131,720	-106,269	23.9%
	374,762	**417,386**	**-10.2%**
JRE ON PROPERTY, PLANT AND T			
duction and Wholesale)	348,949	78,536	344.3%
ail)	52,171	56,322	-7.4%
ls	51,212	54,166	-5.5%
	8,183	43,722	-81.3%
ies	33,220	31,585	5.2%
ocated items	19,336	8,392	130.4%
	513,071	**272,723**	**88.1%**
TION AND AMORTISATION			
duction and Wholesale)	271,417	189,000	43.6%
ail)	73,136	70,290	4.0%
ls	156,224	201,082	-22.3%
	45,775	48,370	-5.4%
ies	66,012	50,335	31.1%
ocated items	7,060	7,233	-2.4%
	619,624	**566,310**	**9.4%**

1. *Revenue on sales to third parties comprises exclusively sales to undertakings outside of the PKN ORLEN Group.*
2. *Segment's profit/loss comprises profit on sales to third parties and transfer to other segments.*

PKN ORLEN SA
SEC File
82-5036

APPENDIX V

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the periods of 3 months ended March 31st 2007 and March 31st 2006
(tonnes)

ITEM	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	% change 3 months
THROUGHPUT ('000 tonnes)	**5,768**	**4,109**	**40.4%**
)UTPUT			
	1,179,020	786,186	50.0%
	1,848,171	1,150,325	60.7%
	756,487	261,544	189.2%
	290,871	437,498	-33.5%
	122,271	96,558	26.6%
	128,078	85,955	49.0%
products	352,625	269,562	30.8%
	4,677,523	**3,087,628**	**51.5%**
EFINING PRODUCTS			
	1,480,024	993,957	48.9%
	2,060,454	1,412,443	45.9%
	663,837	209,309	217.2%
	343,134	495,860	-30.8%
	134,913	94,838	42.3%
	174,218	91,174	91.1%
products	291,169	261,339	11.4%
	5,147,749	**3,558,920**	**44.6%**
; OUTPUT			
	124,465	123,800	0.5%
	100,383	91,623	9.6%
	88,223	146,761	-39.9%
	57,528	112,590	-48.9%
	21,834	29,873	-26.9%
trate	164,103	131,530	24.8%
	110,851	106,196	4.4%
ride (PVC)	92,246	90,697	1.7%
	380,438	602,091	-36.8%
	1,140,071	**1,435,161**	**-20.6%**
HEMICALS			
	117,365	109,830	6.9%
	100,031	85,981	16.3%
	69,351	65,902	5.2%
	66,623	61,932	7.6%
	22,923	29,452	-22.2%
trate	137,999	150,804	-8.5%
	118,874	108,869	9.2%
ride (PVC)	65,923	93,037	-29.1%
	533,565	568,038	-6.1%
	1,232,654	**1,273,845**	**-3.2%**

PKN ORLEN SA
SEC File
82-5036

APPENDIX VI

POLSKI KONCERN NAFTOWY ORLEN S.A.

SALES OF KEY PRODUCTS
for the periods of 3 months ended March 31st 2007 and March 31st 2006
(tonnes)

volumes of light products at PKN ORLEN Group	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	% change 3 months
;ale of key light products, including:	**3,140,925**	**2,172,874**	**44.6%**
ine	967,110	513,303	88.4%
:l fuel	1,580,895	1,022,365	54.6%
-1	134,913	94,838	42.3%
:rm	343,134	495,858	-30.8%
	114,873	46,510	147.0%
;ales of engine fuels, including:	**1,051,818**	**915,398**	**14.9%**
ine	512,914	480,654	6.7%
l fuel	479,559	390,078	22.9%
:rm	0	2	-100.0%
	59,345	44,664	32.9%
ales of fuels, including:	**4,192,743**	**3,088,272**	**35.8%**
: fuels	3,849,609	2,592,412	48.5%

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN Spó³ka Akcyjna (PKN ORLEN) hereby reports on the impact of the LIFO inventory valuation method on the non-consolidated profit of PKN ORLEN and the consolidated profit of the PKN ORLEN Group for Q1 2007.

The profit before tax and the net profit (i.e. including the effect of deferred tax), as estimated by the Company for PKN ORLEN and the PKN ORLEN Group using the LIFO inventory valuation method, are as follows (data in PLN '000):

IFRS	3 months ended Mar 31 2007		3 months ended Mar 31 2006	
	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation
Non-consolidated profit before tax	419,573	603,242	304,018	145,381
Non-consolidated net profit	390,383	539,155	247,847	119,351
Consolidated profit before tax	215,250	442,644	442,875	263,830
Consolidated net profit	140,429	323,315	372,799	228,978

PKN ORLEN S.A. and the PKN ORLEN Group apply the inventory valuation method based on the weighted average production or weighted average acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated by PKN ORLEN S.A. and the PKN ORLEN Group are positively affected when crude oil prices increase, while the situation is the opposite when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. Due to a further decline in the price of crude oil, the adjustment to the profit reflecting the application of the LIFO inventory valuation was considerably more favourable in Q1 2007 than in Q1 2006.

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates; these assumptions were published in Current Report No. 29 of May 21st 2001.

Legal basis*:

Art. 56.1.1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies, dated July 29th 2005 (Dz. U. No. 184, item 1539).

END

Close

PKN ORLEN SA
SEC File
82-5036

Performance - General Overview

Refining and Retail

- 40.4 higher oil throughput and first-time consolidation of Mazeikiu Refinery's sales contributed to a growth in sales of gasoline and diesel fuel by 48.9% and 45.9%, respectively.
- Decrease in the Ural-Brent differential from USD 3.59 per barrel to USD 3.38 per barrel caused a (-)PLN 16m year-on-year drop in the Parent Company's EBIT.
- Higher refining margins combined with increased sales volumes of gasoline, diesel fuel, Ekoterm and Jet fuel had a PLN 87m positive effect on the Parent Company's EBIT.
- Higher retail sales volumes at the Parent Company improved the operating result by PLN 44m, whereas a drop in retail margins on gasoline and LPG reduced EBIT by PLN 5m.

Petrochemicals and Chemicals

- The performance of Basell ORLEN Polyolefins Sp. z o.o. improved to PLN 48m on the back of 11% higher polyolefin sales coupled with price increases.
- Thanks to the continued strong demand on the fertiliser market and the construction boom, Anwil S.A.'s operating result for Q1 2007 reached PLN 83m, compared with PLN 52m in Q1 2006.
- The favourable situation in the petrochemicals segment (high margins) contributed to Unipetrol's operating profit, which reached PLN 224m.

General

- There was an improvement in EBITDA (PLN 995m against PLN 983m in Q1 2006), despite an operating loss at the Mazeikiu Group.
- The Mazeikiu Group reported a loss of PLN 334m, attributable to the consequences of the fire which took place in October 2006. As a result of the fire, in Q1 2007 the Mazeikiu Refinery operated at approx. 50% capacity and produced a lot of low-margin products, especially heavy fuel oil. Moreover, failure of the Druzhba Pipeline in July 2006 caused considerable disruptions to the refinery's crude oil supply system. At present, the refinery's entire crude oil requirement is satisfied with oil delivered to the plant by sea through the port in Butinge, which generates higher costs compared with the traditional supply source.
- Implementation of the M&A strategy (acquisitions) brought about an increase in the net debt to equity ratio from 19.7% in Q1 2006 to 39.2% in Q1 2007 (average values).
- Implementation of the OPTIMA savings programme yielded tangible cost efficiencies of PLN 88m, with the largest savings of PLN 49m and PLN 20m achieved in the refining (wholesale and retail) and the chemicals segments, respectively.
- Net of the costs of strategic projects, the Parent Company's fixed costs moved up slightly, by 0.9%, compared with Q1 2006.

Financial Highlights

Q1/07	Q4/06	q/q +/- (%)	Q1/06	y/y +/- (%)	in PLN million, unless stated otherwise	2007	2006	y/y +/- (%)
14	-3	*-566.7*	106	*-86.8*	*Refining*	14	106	*-86.8*
370	82	*351.2*	310	*19.4*	*Petrochemicals*	370	310	*19.4*
83	83	*0.0*	57	*45.6*	*Chemicals*	83	57	*45.6*
108	182	*-40.7*	6	*1700.0*	*Retail*	108	6	*1700.0*
-64	-10	*540.0*	49	*-230.6*	*Other*[1]	-64	49	*-230.6*
-136	-161	*-15.5*	-111	*22.5*	*Unallocated*[2]	-136	-111	*22.5*
375	173	*116.8*	417	*-10.1*	**EBIT**	375	417	*-10.1*
-75	-244	*-69.2*	0	-	*Non-recurring events*[3]	-75	0	-
-63	0	-	0	-	*Refining*	-63	0	-
0	-230	-	0	-	*Petrochemicals*	0	0	-
0	-10	-	0	-	*Chemicals*	0	0	-
0	-1	-	0	-	*Retail*	0	0	-
-1	-11	*-90.6*	0	-	*Other*[1]	-1	0	-
-11	8	*-233.6*	0	-	*Unallocated*[2]	-11	0	-
450	417	*8.0*	417	*7.9*	**Clean EBIT**[3]	450	417	*7.9*
995	713	*39.5*	983	*1.2*	**EBITDA**	995	983	*1.2*
1,070	957	*12*	983	*8.8*	**Clean EBITDA**[3]	1,070	983	*8.8*
140	76	*84.2*	373	*-62.5*	**Net profit**	140	373	*-62.5*
49	146	*-66.4*	348	*-85.9*	**Profit attributable to equity holders of the parent**	49	348	*-85.9*
113	390	*-71.0*	348	*-67.5*	**Clean profit attributable to equity holders of the parent**[3]	113	348	*-67.5*
594	1,046	*-43.2*	-557	*-206.7*	**Net cash provided by (used in) operating activities**	594	-557	*-206.7*
4.0	2.1	*90.5*	5.8	*-31.0*	**ROACE (%)**[4]	4.0	5.8	*-31.0*
39.2	21.9	*79.0*	19.7	*99.0*	**Net debt to equity ratio (%)**[5]	39.2	19.7	*99.0*
0.12	0.34	*-66.4*	0.81	*-85.8*	**EPS**	0.12	0.81	*-85.8*
0.26	0.91	*-71.1*	0.81	*-67.5*	**Clean EPS**	0.26	0.81	*-67.5*
0.00	0.00	-	4.50	-	**Dividend per share**	0.00	4.50	-

1) PKN ORLEN's companies responsible for utilities, employee-related services and maintenance.
2) Includes the PKN Corporate Centre and companies not included in the segments specified above.
3) Non-recurring events: provision for general economic risk and revaluation of the Mazeikiu Group's non-current assets
4) ROACE = operating profit after tax / average capital employed (equity + net debt).
5) Calculated based on the average values of the balance-sheet items.

Macroeconomic Factors

Q1/07	Q4/06	q/q +/- (%)	Q1/06	y/y +/- (%)		2007	2006	y/y +/- (%)
4.99	2.73	*82.8*	2.56	*94.9*	**Average refining margin**[1] **(USD/bbl)**	4.99	2.56	*94.9*
3.38	3.56	*-5.1*	3.59	*-5.8*	**Ural/Brent differential (USD/bbl)**	3.38	3.59	*-5.8*
57.79	59.60	*-3.0*	61.79	*-6.5*	**Average price of Brent crude (USD/bbl)**	57.79	61.79	*-6.5*
2.97	2.99	*-0.7*	3.19	*-6.9*	**Average PLN/USD exchange rate**[2]	2.97	3.19	*-6.9*
3.89	3.85	*1.0*	3.83	*1.6*	**Average PLN/EUR exchange rate**[2]	3.89	3.83	*1.6*
692.15	699.18	*-1.0*	490.53	*41.1*	**Average margin on ethylene (USD/t)**	692.15	490.53	*41.1*
645.01	654.08	*-1.4*	484.09	*33.2*	**Average margin on propylene (USD/t)**	645.01	484.09	*33.2*

1) Calculated on the basis of the algorithm: products (88.36%) vs. Brent Dtd (100%).
Products include: gasoline (25.21%), diesel fuel (23.20%), naphta (16.51%), light fuel oil (15.31%), heavy fuel oil (5.44%) and Jet (2.69%).
(Source: CIF NWE quotations, except for HSFO FOB ARA).
2) Source: National Bank of Poland.

Segment Information

Market Overview

In Q1 2007, the average price of Brent oil stood at USD 57.79 per barrel and was lower by 6.5% relative to the corresponding period of 2006. The decline in crude oil prices went hand in hand with a reduction of the URAL/Brent differential by 5.8%, from USD 3.59 per barrel in Q1 2006 to USD 3.38 per barrel in Q1 2007. In Q1 2007, the average commodity price of gasoline amounted to USD 567.21 per tonne and was lower by 1.4% on Q1 2006. Similar trends were seen in the prices of diesel fuel, Ekoterm and JET A-1 fuel, which declined by 4.8%, 5.7% and 3.5%, to USD 549.05 per tonne, USD 524.56 per tonne and USD 592.86 per tonne, respectively.

The crack margins on gasoline went up by 20.1%, to USD 130.89 per tonne. The margins on diesel fuel also rose slightly, by 2.3%, to USD 112.73 per tonne, while the margins on JET A-1 fuel expanded by 5.7%, to USD 156.54 per tonne. On the other hand, decreases were recorded in margins on light fuel oil, which shrank by 1.7%, to USD 88.24 per tonne. Q1 2007 also saw high levels of crack margins on benzene (an increase of 90.2%, to USD 582.00 per tonne), ethylene (an increase of 41.1%, to USD 692.15 per tonne), propylene (an increase of 33.2%, to USD 645.01 per tonne), phenol (an increase of 39.4%, to USD 1,179.83 per tonne), butadiene (an increase of 52.8%, to USD 702.45 per tonne) and acetone (an increase of 30.1%, to USD 708.99 per tonne).

As far as the exchange rates are concerned, in Q1 2007 the euro strengthened by 1.6% (from 3.83 PLN/EUR in Q1 2006 to 3.89 PLN/EUR in Q1 2007), while the U.S. dollar weakened by 6.9% (from 3.19 PLN/USD in Q1 2006 to 2.97 PLN/USD in Q1 2007).

According to estimates by the Energy Market Agency (Agencja Rynku Energii S.A.), the domestic consumption of fuel (including gasoline, diesel fuel and light fuel oil) grew by approximately 57 thousand tonnes (or 1.7%) in Q1 2007 compared with Q1 2006, and reached 3,407 thousand tonnes. In the period under review, the consumption of gasoline decreased to 889 thousand tonnes (by 3.7%), and of light fuel oil to 436 thousand tonnes (by 33.5%). A significant increase was recorded in the consumption of diesel fuel, up by 311 thousand tonnes (or 17.6%) in Q1 2007 compared with the corresponding period of the previous year.

In Q1 2007, favourable economic conditions continued to prevail in Poland. The GDP grew by 6.1% over the full year 2006, and according to estimates for Q1 2007, its growth rate may reach as much as 7%. Investment and consumer demand turned out to be the main drivers of this growth.

At the end of March 2007, the Consumer Prices Index climbed to 2.5% (y/y), compared with 0.4% (y/y) in March 2006 and 1.4 (y/y) in December 2006. The increase in CPI was due to significant hikes in the prices of fuel, food and health products.

The strong economic growth over the last few quarters contributed to improvement in the situation on the labour market. At the end of Q1 2007, the unemployment rate stood at 14.4%, and was 3.4 pp and 0.5 pp lower relative to the end of Q1 2006 and the end of 2006, respectively.

Refining (Production and Wholesale)

Refining (Production and Wholesale)	3 months ended March 31 2007		3 months ended March 31 2006		% change 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including:	**11,349,207**	**3,826,693**	**9,036,766**	**2,835,064**	**25.6%**	**35.0%**
Sales to third parties	6,662,386	2,246,404	5,141,877	1,613,138	29.6%	39.3%
Intra-company sales	4,686,821	1,580,289	3,894,889	1,221,926	20.3%	29.3%
Segment's costs	**-11,298,206**	**-3,809,497**	**-8,933,700**	**-2,802,729**	**26.5%**	**35.9%**
Other operating income	54,618	18,416	35,475	11,129	54.0%	65.5%
Other operating expenses	-91,271	-30,774	-32,460	-10,184	181.2%	202.2%
Segment's profit/loss*	**14,348**	**4,838**	**106,081**	**33,280**	**-86.5%**	**-85.5%**
Sales to third parties (thousand tonnes)	4,108		2,650		55.0%	

*) *The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

The major companies of the Refining segment are: PKN ORLEN S.A, Rafineria Trzebinia S.A., Rafineria Nafty Jedlicze S.A., the wholesale business of the Regional Market Operators (ORLEN PetroCentrum Sp. z o.o., ORLEN Morena Sp. z o.o., ORLEN PetroProfit Sp. z o.o., ORLEN PetroTank Sp. z o.o., ORLEN PetroZachód Sp. z o.o.), ORLEN Petrogaz Płock Sp. z o.o., ORLEN Asfalt Sp. z o.o., ORLEN Oil Sp. z o.o., and the companies belonging to the Unipetrol Group of the Czech Republic: Paramo a.s., Unipetrol Rafinerie a.s., and Ceska Rafinerska a.s. Beginning from Q1 2007, the production and wholesale operations of the Mazeikiu Group have also been included in the segment.

In Q1 2007, the segment's revenue grew by 25.6% relative to the corresponding period of 2006. The main driver behind this growth were larger sales volumes of the segment's core products: the sales of diesel fuel went up by 558.5 thousand tonnes (54.6%) in volume terms and PLN 672,115 thousand (31.3%) in value terms, and the sales of Eurosuper 95 gasoline grew by 367.6 thousand tonnes (79.8%) in volume terms and PLN 548.8 thousand (58.9%) in value terms. Higher sales of gasoline and diesel fuel were mainly attributable to higher annual contacts concluded with the key customers, the discount programmes offered by the Parent Company, and the first-time consolidation of the Mazeikiu Refinery. LPG sales improved by 68.4 thousand tonnes (147.0%) after Orlen Gaz Sp. z o.o. took over a part of the market from competition, selling LPG imported from the Mazeikiu Refinery. A significant improvement in the weather conditions and a relatively early start of the road construction and general construction season boosted the market demand for bitumens. Consequently, bitumen sales grew by PLN 35,606.0 thousand (or 144.0%) compared with Q1 2006. On the other hand, higher sales of fuel oil III were mainly due to the inclusion of the Mazeikiu Refinery companies in consolidation in Q1 2007 and the shutdown of the HOG unit at the Parent Company. In Q1 2007, the Ekoterm light fuel oil was the only product whose sales volumes continued to decline, decreasing by 152.7 thousand tonnes (or 30.8%.) The lower sales of light fuel oil are due to high temperatures in Q1 2007, limiting the demand for the product, and a large number of customers switching to alternative energy sources. The estimated positive effect of the higher sales volumes recorded by the Parent Company on EBIT was PLN 43m.

In Q1 2007, the segment's costs increased by 26.5%, which followed mainly from higher sales of the Group companies and the first-time consolidation of the Mazeikiu Group companies. The latter increased the Group's costs by PLN 2,532m.

The segment's operating result of PLN 14.3m versus PLN 106.1m in Q1 2006 was significantly affected by the consolidation of the segment's Lithuanian companies, which generated a loss of PLN 262.2m in Q1 2007. An external factor with a significant bearing on the operating result was the strong appreciation of the złoty against the U.S. dollar. The cumulative negative effect of the stronger złoty (on the differential and the margins) was PLN 63m. The Group's operating result was additionally reduced due to the year-on-year decrease in the Ural/Brent differential in Q1 2007. The estimated effect of the decrease in the Ural/Brent differential on the Parent Company's financial result was PLN (-)16m. At the same time the segment's result benefited from an upswing in refining product margins, which increased EBIT by PLN 44m at the Parent Undertaking alone. In Q1 2007, the companies of the Unipetrol Group contributed PLN 49m to the segment's result, compared with a loss of PLN 56m in the corresponding period of the previous year.

In Q1 2007, the implementation of the OPTIMA Programme generated savings of PLN 35,647 thousand for the segment.

In Q1 2007, the expenditure on property, plant and equipment and intangible assets grew by PLN 270,413 thousand relative to Q1 2006. Expenditure incurred by the Mazeikiu Refinery in Q1 2007 and allocated to the segment amounted to PLN 230,215 thousand.

Refining (Retail)

Refining (Retail)	3 months ended March 31 2007		3 months ended March 31 2006		% change 3 months	
Results according to IFRS	PLN' 000	USD' 000	PLN' 000	USD' 000	PLN' 000	USD' 000
Revenue, including:	**3,423,324**	**1,154,267**	**3,116,215**	**977,636**	**9.9%**	**18.1%**
Sales to third parties	3,416,509	1,151,969	3,106,297	974,525	10.0%	18.2%
Intra-company sales	6,815	2,298	9,918	3,112	-31.3%	-26.2%
Segment's costs	**-3,316,340**	**-1,118,194**	**-3,142,945**	**-986,022**	**5.5%**	**13.4%**
Other operating income	38,286	12,909	42,843	13,441	-10.6%	-4.0%
Other operating expenses	-36,958	-12,461	-9,693	-3,041	281.3%	309.8%
Segment's profit/loss*	**108,312**	**36,520**	**6,420**	**2,014**	**1587.1%**	**1713.3%**
Sales to third parties (thousand tonnes)	1,053		916		15.0%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level*

The operations of the following companies were classified as belonging to the retail segment: PKN ORLEN S.A., ORLEN Deutschland GmbH, ORLEN PetroProfit Sp. z o.o., ORLEN PetroCentrum Sp. z o.o., ORLEN PetroZachód Sp. z o.o. and Benzina a.s. of the Czech Unipetrol Group. Beginning from Q1 2007, the retail operations of the Mazeikiu Group have also been included in the segment.

In Q1 2007, the segment's revenue increased by PLN 307,109 thousand, or 9.9%, year on year. The growth in revenue was driven by significantly higher sales volumes, which increased by 136.5 thousand tonnes, or 14.9%. In Q1 2007, sales of diesel fuel, 22.9% higher compared with Q1 2006, accounted for a very large share of retail sales. The higher sales volume of diesel fuel was accompanied by higher sales revenue (up by PLN 162,524 thousand). Unlike in the previous quarters, there was an improvement in the sales volume of gasoline, which grew by 6.7%, to 513 thousand tonnes, although in value terms gasoline sales declined by PLN 87,440 thousand due to lower prices at service stations in Q1 2007. The favourable trends were also seen in the sales volume of LPG. LPG sales rose by 32.9% to 59 thousand tonnes in volume terms, and by PLN 26,870 thousand in value terms. The favourable LPG sales trends were driven by market developments connected with the increasing number of LPG-fuelled cars and a higher number of LPG units available at service stations. The segment's sales volume growth in Q1 2007 was driven by very strong product sales of the Parent Company (an increase of 16.4%), ORLEN Deutschland (an increase of 2.7%) and Benzina (an increase of 26.9%). In the case of ORLEN Deutschland, the growth in its sales volume resulted to a large extent from incorporation in its network of 30 services stations acquired from BP. Benzina's strong sales were achieved mainly due to the implementation of the new market strategy including rebranding, the strengthening of the brand image, and the favourable situation on the fuel market in the Czech Republic, reflected by the increased demand for diesel fuel.

The segment's operating profit for Q1 2007 reached PLN 108,312 thousand, against PLN 6,420 thousand in Q1 2006. In Q1 2007, the Parent Company's profit in this segment amounted to PLN 106m, compared with PLN 15m in Q1 2006. The increase in the Parent Company's retail sales of fuels contributed PLN 44m to the growth of the segment's operating result. In Q1 2007, the retail margins on gasoline and LPG dropped year on year, by 14.3% and 6.0%, respectively, while the margins on diesel fuel went up by 12.8%. The trends in retail margins led to a PLN 5m decline in the Parent Company's EBIT. Q1 2007 saw a PLN 8m

increase in margins on non-fuel goods and services, to PLN 78.3m. In the period under review, the retail business* of ORLEN Deutschland in Germany sustained a loss of PLN 3m. To compare, in the corresponding period of the previous year, its loss amounted to (-)PLN 4m. The loss was due mainly to the lower fuel retail margins resulting from the increase in the VAT rate applicable to gasoline.

The savings achieved by the segment thanks to the OPTIMA Programme in Q1 2007 amounted to PLN 13,359 thousand.

In Q1 2007, expenditure on property, plant and equipment and intangible assets fell slightly year on year, by PLN 4,151 thousand, to PLN 52,171 thousand. Expenditure incurred by the Mazeikiu Refinery in Q1 2007 and allocated to the segment amounted to PLN 3 thousand.

*) ORLEN Deutschland is also engaged in wholesale business, classified as Production and Wholesale.

Petrochemicals

Petrochemicals	3 months ended March 31 2007		3 months ended March 31 2006		Change % 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including	**3,313,603**	**1,117,271**	**3,000,199**	**941,239**	**10.4%**	**18.7%**
Sales to third parties	2,351,820	792,980	1,985,799	622,996	18.4%	27.3%
Intra-company sales	961,783	324,291	1,014,400	318,243	-5.2%	1.9%
Segment's costs	**-2,877,624**	**-970,269**	**-2,701,157**	**-847,422**	**6.5%**	**14.5%**
Other operating income	13,557	4,571	33,257	10,434	-59.2%	-56.2%
Other operating expenses	-79,956	-26,959	-22,141	-6,946	261.1%	288.1%
Segment's profit/loss*	**369,580**	**124,614**	**310,158**	**97,304**	**19.2%**	**28.1%**
Sales to third parties (thousand tonnes)	765		710		7.7%	

*) *The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Petrochemicals segment comprises petrochemical operations of the following companies: PKN ORLEN S.A., Etylobenzen Sp. z o.o., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s. (subsidiaries of Unipetrol a.s.), the petrochemicals business of ORLEN PetroZachód Sp. z o.o., and Basell Orlen Polyolefins Sp. z o.o.

Over Q1 2007, the segment's revenue grew by PLN 313,404 thousand (10.4%) in comparison with the corresponding period of 2006. The increase was driven by higher selling prices of particular products coupled with a rise in the sales volumes of the segment's key products, such as polyolefins (a total increase of 11%), olefins (up by 6.4%), ethylene oxide (up by 22%) and paraxylene (6.2%).

In Q1 2007, the segment generated a profit of PLN 369,580 thousand, relative to PLN 310,158 thousand posted in Q1 of the previous year. In particular the Unipetrol Group boasted an excellent operating profit allocated to the Petrochemicals segment in the amount of PLN 224m, which means a 66.5% growth. The good situation on the petrochemicals market driven by growing margins and favourable market conditions in Central and Eastern Europe, was reflected in the level of Chemopetrol a.s.'s and Kauczuk a.s.'s operating profits of PLN 196m and PLN 74m, respectively.

The positive sales dynamics of polyolefins boosted the operating result of Basell Orlen Polyolefins Sp. z o.o., which achieved a profit of PLN 48m, compared with PLN 11m in Q1 2006. On the other hand, the Parent Undertaking's operating result allocated to the Petrochemicals segment was PLN 110m in Q1 2007, down from PLN 167m in the corresponding period of the previous year.

The implementation of the OPTIMA programme generated segment-wide savings of PLN 688 thousand in Q1 2007.

In the same period, the expenditure on property, plant and equipment and intangible assets fell by PLN 2,954 thousand relative to Q1 2006, totalling PLN 51,212 thousand.

Chemicals

Chemicals	3 months ended March 31 2007		3 months ended March 31 2006		Change % 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including	**736,968**	**248,489**	**848,454**	**266,182**	**-13.1%**	**-6.6%**
Sales to third parties	732,149	246,864	846,157	265,461	-13.5%	-7.0%
Intra-company sales	4,819	1,625	2,297	721	-	-
Segment's costs	**-656,237**	**-221,268**	**-786,710**	**-246,811**	**-16.6%**	**-10.3%**
Other operating income	4,440	1,497	7,845	2,461	-43.4%	-39.2%
Other operating expenses	-2,347	-791	-12,614	-3,957	-81.4%	-80.0%
Segment's profit/loss*	**82,824**	**27,926**	**56,975**	**17,875**	**45.4%**	**56.2%**
Sales to third parties (thousand tonnes)	469		566		-17.1%	

*) *The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Starting from 2006, the Petrochemicals segment has been divided into two areas of operations: Petrochemicals and Chemicals. The new Chemicals segment comprises the related operations of the following companies: Zakłady Azotowe Anwil S.A., Spolana a.s. and ORLEN PetroProfit Sp. z o.o. In Q4 2006, Zakłady Azotowe Anwil S.A. concluded a purchase agreement with Unipetrol a.s. whereby it acquired Unipetrol's stake in Spolana a.s., representing 81.8% of that company's share capital. The aggregate price for the acquired shares amounted to *ca.* PLN 88m and was paid by ANWIL with internally generated cash.

In Q1 2007, the segment recorded a drop in revenue. It went down by PLN 111,486 thousand (13.1%) on the corresponding quarter of 2006, largely as a consequence of lower sales volumes of polyvinyl chloride, ammonium nitrate, soda lye and caustic soda, which fell by 27.1 thousand tonnes (29.1%), 12.8 thousand tonnes (8.5%), 16.6 thousand tonnes (38%) and 5.1 thousand tonnes (42.6%), respectively. The sales of CANWIL were an exception, rising by 10 thousand tonnes (up by 9.2%) from the previous year's level, to 118.9 thousand tonnes.

The sales of polyvinyl chloride were adversely affected by fierce price competition on the part of Chinese producers, as well as Borsodchem on the domestic market. In the discussed period, the Group also encountered certain problems involving the logistics side of its operations, which rendered impossible the river transport of fertilisers and caused difficulties with ammonia collection by road transport, due to a shortage of transport vehicles for distribution purposes.

The positive factors included a robust demand, due to the ongoing fertiliser application season, and the resulting high prices in this product area. In the period concerned, there was a rise in the selling prices of both ammonium nitrate and CANWIL, by 8.0% and 7.2%, respectively. The continued upswing in the investment goods and construction markets translated into a rising demand for polyvinyl chloride and granulates, lifting their prices by 9.7%. Another factor worth mentioning was the buoyant state of the sodium hydroxide and caprolactam markets and a higher demand for those substances.

The combined favourable effect of the above factors was reflected in the performance of Anwil S.A., whose operating profit in Q1 2007 rose by PLN 34m year on year, reaching PLN 83m. As a result of the profit growth reported by Anwil S.A., the entire Chemicals segment's profit for Q1 2007 improved by 45.4%.

In Q1 2007, the expenditure on property, plant and equipment and intangible assets was reduced by PLN 35,539 thousand. In the same period, the implementation of the OPTIMA programme generated segment-wide savings of PLN 20,338 thousand.

Other Activities

Other activities	3 months ended March 31 2007		3 months ended March 31 2006		Change % 3 months	
Results according to IFRS	PLN '000	USD '000	PLN '000	USD '000	PLN '000	USD '000
Revenue, including	**501,569**	**169,118**	**510,349**	**160,109**	**-1.7%**	**5.6%**
Sales to third parties	245,360	82,730	250,519	78,594	-2.1%	5.3%
Intra-company sales	256,209	86,388	259,830	81,515	-1.4%	6.0%
Segment's costs	**-552,527**	**-186,299**	**-458,204**	**-143,750**	**20.6%**	**29.6%**
Other operating income	13,624	4,594	8,796	2,760	54.9%	66.4%
Other operating expenses	-26,418	-8,908	-12,042	-3,778	119.4%	135.8%
Segment's profit/loss*	**-63,752**	**-21,496**	**48,899**	**15,341**	**-230.4%**	**-240.1%**
Sales to third parties (thousand tonnes)	42		25		68.0%	

**) The segment's operating profit/loss, net of the costs not allocated to any of the segments, incurred at the Group level.*

Apart from the companies engaged in the production of energy and provision of services to PKN ORLEN S.A., the Other Activities segment includes a number of undertakings which were spun off, mainly as a result of the Group restructuring. Starting from Q1 2007, the segment has been expanded to include other business of the Mazeikiu Refinery.

In Q1 2007, the segment sustained a loss of (-)PLN 63,752 thousand, as opposed to the operating profit of PLN 48,899 thousand achieved in Q1 2006. The major driver of the negative result on Other Activities was the operations of the Unipetrol Group and Mazeikiu Refinery included in the discussed segment, which in Q1 2007 posted losses of (-)PLN 12,762 thousand and (-)PLN 71,278 thousand.

In Q1 2007, the implementation of the OPTIMA programme generated savings of PLN 18,030 thousand for the segment.

In the same period, the expenditure on property, plant and equipment and intangible assets grew by PLN 1,635 thousand compared with Q1 2006. In Q1 2007, the expenditure of the Mazeikiu Refinery allocated to the Other Activities segment amounted to PLN 551 thousand.

Income Statement

In Q1 2007, the Group's total sales revenue increased by PLN 2,077,575 thousand (or 18.3%) compared with Q1 2006, on the back of higher sales to third parties in most areas of the Group's operations, including mainly: in Refining (Production + Wholesale) – up by PLN 1,520,509 thousand (or 29.6%), in Refining (Retail) – up by 310,212 thousand (or 10.0%), and in Petrochemicals – up by PLN 366,021 thousand (or 18.4%). Chemicals and Other Activities were the segments where sales value decreased in the period under review, by PLN 114,008 thousand (or 13.5%) and PLN 5,159 thousand (or 2.1%), respectively. The growth in the sales value followed from an increase of 1,568 thousand tonnes in the Group's total sales volume. A particularly material growth was recorded in the volume of wholesale and retail sales of engine fuels (gasolines, diesel fuel, liquefied petroleum gas, Jet A-1 fuel) and light fuel oil (Ekoterm), which expanded by 1,104.5 thousand tonnes (or 35.8%) relative to Q1 2006. The growth was partly due to the first-time consolidation of the Mazeikiu Refinery in Q1 2007, which in the period under review generated total sales revenue of PLN 1,781,601 thousand.

In Q1 2007, the operating expenses went up by PLN 955,499 thousand (or 17.9%). The greater dynamics of this item is attributable to the increased scale of the Group's operations, including the consolidation of the Mazeikiu Group. A noteworthy development is that the share of fixed costs (depreciation and amortisation, contracted services, salaries and wages, taxes and charges, as well as other operating expenses) in the total operating expenses remained largely unchanged.

In Q1 2007, the cost of products, goods for resale and materials sold grew by PLN 1,704,327 thousand (or 16.9%). However, it should be noted that the growth was attributable to the consolidation of the Mazeikiu Group, whose cost of products, goods for resale and materials sold in Q1 2007 was PLN 1,870,180 thousand. The level of the Group's cost of products, goods for resale and materials sold was positively affected by a drop in the price of the processed crude oil. The gross profit on sales amounted to PLN 1,643,021 thousand and was higher by PLN 373,248 thousand (or 29.4%) than in Q1 2006.

In Q1 2007, the Group recorded an increase in selling costs and general and administrative by PLN 100,734 thousand (or 15.6%) and PLN 150,438 thousand (or 61.1%), respectively, compared with Q1 2006. The higher general and administrative expenses were attributable mainly to the increase in this item at PKN ORLEN S.A. and Unipetrol a.s., and the consolidation of the Mazeikiu Refinery. In Q1 2007, the general and administrative expenses of the Mazeikiu Group amounted to PLN 96m.

In Q1 2007, the Group's other operating income decreased by PLN 3,402 thousand, while its other operating expenses went up by PLN 160,018 thousand. The increase in other operating expenses followed from an increase in other operating expenses of the Parent Company (creation of a PLN 11.6m provision for general economic risk and a PLN 17.8m higher cost of liquidation of property, plant and equipment), and of the Unipetrol Group (PLN 41.7m revaluation of assets held for sale).

In Q1 2007, the Group earned an operating profit of PLN 374.8m, compared with PLN 417.4m in the corresponding period of 2006. An operating loss of PLN 334m reported by the Mazeikiu Group in Q1 2007 had the strongest effect on the deterioration of the operating result. A noteworthy fact is the strong year-on-year increase in

EBIT in Q1 2007 reported in the largest companies of the Group, including: the Unipetrol Group (by PLN 195m), the Anwil Group (by PLN 30m) and the Basell Orlen Polyolefins Group (by PLN 38m).

In Q1 2007, financial income amounted to PLN 47,747 thousand and was lower by PLN 99,235 thousand than in Q1 2006. The decrease in financial income was due to a PLN 86.6m decline in the income of the Unipetrol Group. Over the same period, the ORLEN Group's financial expenses grew by PLN 92,216 thousand, owing to the increase in the Parent Company's debt related to the financing of the Mazeikiu Refinery acquisition. Consequently, in Q1 2007 the Group recorded a net loss on financing activities in the amount of PLN 212,714 thousand vs. a net loss of PLN 21,263 thousand in Q1 2006.

In Q1 2007, the share in the net profit of the Group undertakings valued with the equity method stood at PLN 53,202 thousand, compared with PLN 46,752 thousand in Q1 2006.

Corporate income tax amounted to PLN 74,821 thousand, up by PLN 4,745 thousand on Q1 2006.

The Group earned a net profit of PLN 140,429 thousand, which means a decrease of PLN 232,370 on the respective figure for Q1 2006.

Balance Sheet

As at the end of Q1 2007, the Group had total assets of PLN 45,170,682 thousand, down by 0.5% relative to December 31st 2006. Over the same period, non-current assets fell by PLN 390,078 thousand (or 1.4%), to PLN 27,270,720 thousand, mainly due to a PLN 319,446 thousand decrease in the value of property, plant and equipment and of shares in the undertakings valued with the equity method. Current assets grew from PLN 17,758,286 thousand as at December 31st 2006 to PLN 17,899,962 thousand as at the end of Q1 2007. The increase in current assets was driven mainly by increases in trade and other receivables, as well as prepayments and accrued income and cash, by PLN 450,076 thousand, PLN 15,428 thousand and PLN 42,372 thousand, respectively. When compared with the value as at the end of 2006, working capital (current assets - current liabilities) went up from PLN 2,879,908 thousand to PLN 4,056,613 thousand, as a result of lower trade and other payables, accruals and deferred income and other financial liabilities.

As at the end of Q1 2007, the Group's total equity stood at PLN 21,661,932 thousand, and was higher by PLN 79,369 thousand (or 0.4%) than as at the end of 2006, primarily thanks to an increase in retained profit of PLN 40,914 thousand. Non-current liabilities amounted to PLN 9,665,401 thousand, that is PLN 707,258 more than as at the end of 2006, mainly owing to growth in loans and borrowings of PLN 765,898 thousand. This growth was principally driven by an increase of PLN 785,172 thousand in long-term loans and borrowings of the Parent Company. Current liabilities were down from PLN 14,878,378 thousand as at December 31st 2006 to PLN 13,843,349 thousand as at March 31st 2007. Under current liabilities, significant decreases were recorded in trade and other payables and accruals (PLN 583,003 thousand) and other financial liabilities (PLN 465,943). The 745,986 thousand increase in the Group's total debt (under loans, borrowings and securities in issue), to PLN 11,235,091 thousand as at the end of Q1 2007, was attributable to the purchase of the Mazeikiu Refinery.

Cash-Flow Statement

In Q1 2007, net cash provided by operating activities stood at PLN 594,358, up by PLN 1,151,553 thousand relative to Q1 2006. This increase was principally driven by favourable trends seen in Q1 2007, when compared with Q1 2006, in inventories (a decrease of PLN 150,881 thousand in Q1 2007, compared with an increase of

PLN 235,175 thousand in Q1 2006) and receivables (an increase of PLN 283,344 thousand in Q1 2007, compared with an increase of PLN 649,274 thousand in Q1 2006). On the other hand, operating cash flows were adversely affected by a decline in the net profit, which in Q1 2007 was lower by PLN 232,370 thousand relative to the corresponding period of the previous year.

In Q1 2007, net cash used in investing activities stood at (-)PLN 987,814 thousand, compared with (-)PLN 403,529 thousand in Q1 2006. The larger amount of cash used in investing activities resulted from the Parent Company's acquisition of financial assets worth PLN 463.6m (mandatory tender offer made by PKN ORLEN S.A. for the shares held by AB Mazeikiu Nafta minority shareholders) in Q1 2007.

In Q1 2007, financing activities provided net cash of PLN 436,016 thousand, while in Q1 2006 the net cash provided by financing activities was PLN 601,234 thousand. The lower net balance on financing activities in Q1 2007 relative to Q1 2006 is connected with the decrease in long- and short-term loans and borrowings contracted. The decrease in long- and short-term loans and borrowings was offset by proceeds from issues of debt securities by the Parent Company.

These cash flows caused an increase in cash in Q1 2007 to PLN 2,393,692 thousand (by PLN 42,560 thousand).

APPENDIX I

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED INCOME STATEMENTS
for the periods of 3 months ended March 31st 2007 and March 31st 2006
(PLN '000)

ITEM	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	% change 3 months
Revenue from sales of products	13,764,280	10,807,098	27.4%
Excise tax and other charges	-3,475,321	-2,763,643	25.8%
Net revenue from sales of products	**10,288,959**	**8,043,455**	**27.9%**
Revenue from sales of goods for resale and materials	3,604,874	3,477,924	3.7%
Excise tax and other charges	-485,609	-190,730	154.6%
Net revenue from sales of goods for resale and materials	**3,119,265**	**3,287,194**	**-5.1%**
Total sales revenue	**13,408,224**	**11,330,649**	**18.3%**
Cost of products sold	-8,670,450	-7,175,832	20.8%
Cost of goods for resale and materials sold	-3,094,753	-2,885,044	7.3%
Cost of products, goods for resale and materials sold	**-11,765,203**	**-10,060,876**	**16.9%**
Gross profit on sales	**1,643,021**	**1,269,773**	**29.4%**
Selling costs	-746,537	-645,803	15.6%
General and administrative expenses	-396,628	-246,190	61.1%
Other operating income*	129,338	132,740	-2.6%
Other operating expenses	-254,432	-94,414	169.5%
Gain on disposal of all or part of shares in subordinated undertakings		1,280	-100.0%
Operating profit	**374,762**	**417,386**	**-10.2%**
Financial income	47,747	146,982	-67.5%
Financial expenses *	-260,461	-168,245	54.8%
Net financial income/expenses	**-212,714**	**-21,263**	**900.4%**
Share in net profit/loss of undertakings valued with equity method	53,202	46,752	13.8%
Profit before tax	**215,250**	**442,875**	**-51.4%**
Corporate income tax	-74,821	-70,076	6.8%
Net profit	**140,429**	**372,799**	**-62.3%**
including:			
Profit (loss) attributable to minority interests	91,228	25,097	263.5%
Profit attributable to equity holders of the Parent Company	**49,201**	**347,702**	**-85.8%**

* Including costs related to increased debt.

APPENDIX II

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
as at March 31st 2007 and December 31st 2006
(PLN '000)

ITEM	Mar 31 2007 (unaudited)	Dec 31 2006	% change
ASSETS			
Non-current assets			
Property, plant and equipment	25,029,728	25,199,681	-0.7%
Intangible assets	529,728	619,783	-14.5%
Goodwill	143,155	143,704	-0.4%
Financial assets	568,487	570,932	-0.4%
Shares in undertakings valued with equity method	566,810	716,303	-20.9%
Loans granted	22,747	5,272	331.5%
Deferred tax asset	213,762	165,928	28.8%
Investment property	34,611	34,925	-0.9%
Perpetual usufruct right to land	88,810	87,722	1.2%
Other non-current assets	72,882	116,548	-37.5%
Total non-current assets	**27,270,720**	**27,660,798**	**-1.4%**
Current assets			
Inventories	7,215,289	7,398,856	-2.5%
Trade and other receivables	6,743,748	6,293,672	7.2%
Income taxes receivable	195,117	253,041	-22.9%
Short-term securities	7,025	7,424	-5.4%
Prepayments and accrued income	136,786	121,358	12.7%
Cash	2,393,692	2,351,320	1.8%
Other financial assets	193,937	302,007	-35.8%
Assets held for sale	**1,014,368**	**1,030,608**	**-1.6%**
Total current assets	**17,899,962**	**17,758,286**	**0.8%**
Total assets	**45,170,682**	**45,419,084**	**-0.5%**
LIABILITIES			
Equity			
Share capital	534,636	534,636	0.0%
Share capital revaluation adjustment	522,999	522,999	0.0%
Share capital*	**1,057,635**	**1,057,635**	0.0%
Share premium account	1,058,450	1,058,450	0.0%
Share premium revaluation adjustment	168,803	168,803	0.0%
Share premium account	**1,227,253**	**1,227,253**	**0.0%**
Hedging capital	9,563	8,506	12.4%
Currency-translation differences	-14,245	22,003	-164.7%
Retained profit, including:	16,576,457	16,535,543	0.2%
Net profit attributable to equity holders of the parent	49,201	1,985,966	-97.5%
Equity (attributable to equity holders of the parent)	**18,856,663**	**18,850,940**	**0.0%**
Equity attributable to minority interests	2,805,269	2,731,623	2.7%
Total equity	**21,661,932**	**21,582,563**	**0.4%**
Non-current liabilities			
Loans and borrowings	6,977,091	6,211,193	12.3%
Provisions	802,343	814,192	-1.5%
Deferred tax liability	1,729,277	1,765,761	-2.1%
Other non-current liabilities	156,690	166,997	-6.2%
Total non-current liabilities	**9,665,401**	**8,958,143**	**7.9%**

Current liabilities			
Trade and other payables and accruals	7,638,392	8,221,395	-7.1%
Provisions	735,541	734,027	0.2%
Income tax expense	145,703	106,261	37.1%
Loans and borrowings	4,258,000	4,277,912	-0.5%
Deferred income	36,709	27,060	35.7%
Other financial liabilities	849,824	1,315,767	-35.4%
Liabilities directly related to assets classified as held for sale	179,180	195,956	-8.6%
Total current liabilities	**13,843,349**	**14,878,378**	**-7.0%**
Total equity and liabilities	**45,170,682**	**45,419,084**	**-0.5%**

* Share capital was restated in accordance with IAS 29.

APPENDIX III

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED CONSOLIDATED CASH-FLOW STATEMENTS
for the periods of 3 months ended
March 31st 2007 and March 31st 2006
(PLN '000)

ITEM	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	Change 3 months
Cash flows from operating activities			
Net profit	140,429	372,799	-232,370
Adjustments:			
Share in net profit/(loss) of undertakings valued with equity method	-53,202	-46,752	-6,450
Depreciation and amortisation	619,624	566,310	53,314
Net interest and dividends	135,234	63,643	71,591
Income tax expense	74,821	70,076	4,745
(Profit)/loss on investing activities	106,689	-43,812	150,501
Decrease/(increase) in receivables	-283,344	-649,274	365,930
Decrease/(increase) in inventories	150,881	-235,175	386,056
(Decrease)/increase in liabilities and accruals	-303,100	-500,365	197,265
(Decrease)/increase in provisions	-10,037	-44,528	34,491
Other adjustments	64,519	42,571	21,948
Income tax paid	-48,156	-152,688	104,532
Net cash provided by operating activities	**594,358**	**-557,195**	**1,151,553**
Cash flows from investing activities			
Acquisition of property, plant and equipment and intangible assets	-690,153	-521,502	-168,651
Disposal of property, plant and equipment and intangible assets	26,420	77,213	-50,793
Disposal of shares	1,698	76,772	-75,074
Acquisition of shares*	-465,688	-24,036	-441,652
Acquisition of short-term securities	-165,670	-44,711	-120,959
Disposal of short-term securities	262,754	30,210	232,544
Dividends and interest received	61,094	3,026	58,068
Loans (granted)/repaid	-12,462	2,822	-15,284
Other	-5,807	-3,323	-2,484
Net cash used in investing activities	**-987,814**	**-403,529**	**-584,285**
Cash flows from financing activities			
Increase in long- and short-term loans and borrowings	2,102,825	3,719,714	-1,616,889
Issue of debt securities	750,000	0	750,000
Repayment of long- and short-term loans and borrowings	-2,325,489	-3,064,625	739,136
Interest paid	-80,675	-47,135	-33,540
Other	-10,645	-6,720	-3,925
Net cash provided by financing activities	**436,016**	**601,234**	**-165,218**
Net increase/(decrease) in cash	42,560	-359,490	402,050
Foreign-exchange gains/(losses)	-188	28	-216
Cash at beginning of period	**2,351,320**	**1,126,803**	**1,224,517**
Cash at end of period, including:	**2,393,692**	**767,341**	**1,626,351**
restricted cash	46,777	103,090	-56,313

* Including the acquisition of shares from AB Mazeikiu Nafta minority shareholders for PLN 463,608 thousand in Q1 2007.

APPENDIX IV

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENTS
for the periods of 3 months ended
March 31st 2007 and March 31st 2006
(PLN '000)

ITEM	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]			
Refining (Production and Wholesale)	6,662,386	5,141,877	29.6%
Refining (Retail)	3,416,509	3,106,297	10.0%
Petrochemicals	2,351,820	1,985,799	18.4%
Chemicals	732,149	846,157	-13.5%
Other Activities	245,360	250,519	-2.1%
TOTAL	**13,408,224**	**11,330,649**	**18.3%**
SEGMENT'S PROFIT/LOSS[2]			
Refining (Production and Wholesale)	14,348	106,081	-86.5%
Refining (Retail)	108,312	6,420	-
Petrochemicals	369,580	310,158	19.2%
Chemicals	82,824	56,975	45.4%
Other Activities	-63,752	48,899	-230.4%
Exclusions	-4,830	-4,878	-
Total of unallocated items	-131,720	-106,269	23.9%
TOTAL	**374,762**	**417,386**	**-10.2%**
EXPENDITURE ON PROPERTY, PLANT AND EQUIPMENT			
Refining (Production and Wholesale)	348,949	78,536	344.3%
Refining (Retail)	52,171	56,322	-7.4%
Petrochemicals	51,212	54,166	-5.5%
Chemicals	8,183	43,722	-81.3%
Other Activities	33,220	31,585	5.2%
Total of unallocated items	19,336	8,392	130.4%
TOTAL	**513,071**	**272,723**	**88.1%**
DEPRECIATION AND AMORTISATION			
Refining (Production and Wholesale)	271,417	189,000	43.6%
Refining (Retail)	73,136	70,290	4.0%
Petrochemicals	156,224	201,082	-22.3%
Chemicals	45,775	48,370	-5.4%
Other Activities	66,012	50,335	31.1%
Total of unallocated items	7,060	7,233	-2.4%
TOTAL	**619,624**	**566,310**	**9.4%**

1. Revenue on sales to third parties comprises exclusively sales to undertakings outside of the PKN ORLEN Group.
2. Segment's profit/loss comprises profit on sales to third parties and transfer to other segments.

APPENDIX V

POLSKI KONCERN NAFTOWY ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the periods of 3 months ended
March 31st 2007 and March 31st 2006
(tonnes)

ITEM	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	% change 3 months
CRUDE OIL THROUGHPUT ('000 tonnes)	**5,768**	**4,109**	**40.4%**
REFINERY OUTPUT			
Gasoline	1,179,020	786,186	50.0%
Diesel fuel	1,848,171	1,150,325	60.7%
Fuel oil (III)	756,487	261,544	189.2%
Ekoterm	290,871	437,498	-33.5%
Jet A-1	122,271	96,558	26.6%
LPG	128,078	85,955	49.0%
Other refining products	352,625	269,562	30.8%
TOTAL	**4,677,523**	**3,087,628**	**51.5%**
SALES OF REFINING PRODUCTS			
Gasoline	1,480,024	993,957	48.9%
Diesel fuel	2,060,454	1,412,443	45.9%
Fuel oil (III)	663,837	209,309	217.2%
Ekoterm	343,134	495,860	-30.8%
Jet A-1	134,913	94,838	42.3%
LPG	174,218	91,174	91.1%
Other refining products	291,169	261,339	11.4%
TOTAL	**5,147,749**	**3,558,920**	**44.6%**
CHEMICALS OUTPUT			
Polyethylene	124,465	123,800	0.5%
Polypropylene	100,383	91,623	9.6%
Ethylene	88,223	146,761	-39.9%
Propylene	57,528	112,590	-48.9%
Glycol	21,834	29,873	-26.9%
Ammonium nitrate	164,103	131,530	24.8%
CANWIL	110,851	106,196	4.4%
Polyvinyl chloride (PVC)	92,246	90,697	1.7%
Other products	380,438	602,091	-36.8%
TOTAL	**1,140,071**	**1,435,161**	**-20.6%**
SALES OF CHEMICALS			
Polyethylene	117,365	109,830	6.9%
Polypropylene	100,031	85,981	16.3%
Ethylene	69,351	65,902	5.2%
Propylene	66,623	61,932	7.6%
Glycol	22,923	29,452	-22.2%
Ammonium nitrate	137,999	150,804	-8.5%
CANWIL	118,874	108,869	9.2%
Polyvinyl chloride (PVC)	65,923	93,037	-29.1%
Other products	533,565	568,038	-6.1%
TOTAL	**1,232,654**	**1,273,845**	**-3.2%**

APPENDIX VI

POLSKI KONCERN NAFTOWY ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 3 months ended
March 31st 2007 and March 31st 2006
(tonnes)

Sales volumes of light products at PKN ORLEN Group	3 months ended Mar 31 2007 (unaudited)	3 months ended Mar 31 2006 (unaudited)	% change 3 months
Wholesale of key light products, including:	**3,140,925**	**2,172,874**	**44.6%**
- gasoline	967,110	513,303	88.4%
- Diesel fuel	1,580,895	1,022,365	54.6%
- Jet A-1	134,913	94,838	42.3%
- Ekoterm	343,134	495,858	-30.8%
- LPG	114,873	46,510	147.0%
Retail sales of engine fuels, including:	**1,051,818**	**915,398**	**14.9%**
- gasoline	512,914	480,654	6.7%
- Diesel fuel	479,559	390,078	22.9%
- Ekoterm	0	2	-100.0%
- LPG	59,345	44,664	32.9%
Total sales of fuels, including:	**4,192,743**	**3,088,272**	**35.8%**
- engine fuels	3,849,609	2,592,412	48.5%

APPENDIX VII

The Management Board of Polski Koncern Naftowy ORLEN Spółka Akcyjna (PKN ORLEN) hereby reports on the impact of the LIFO inventory valuation method on the non-consolidated profit of PKN ORLEN and the consolidated profit of the PKN ORLEN Group for Q1 2007.

The profit before tax and the net profit (i.e. including the effect of deferred tax), as estimated by the Company for PKN ORLEN and the PKN ORLEN Group using the LIFO inventory valuation method, are as follows (data in PLN '000):

IFRS	3 months ended Mar 31 2007		3 months ended Mar 31 2006	
	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation	Method of inventory valuation at the weighted average production or acquisition cost	LIFO inventory valuation
Non-consolidated profit before tax	419,573	603,242	304,018	145,381
Non-consolidated net profit	390,383	539,155	247,847	119,351
Consolidated profit before tax	215,250	442,644	442,875	263,830
Consolidated net profit	140,429	323,315	372,799	228,978

PKN ORLEN S.A. and the PKN ORLEN Group apply the inventory valuation method based on the weighted average production or weighted average acquisition cost. This method defers the impact of oil price increases or decreases on the prices of final products. Therefore, the results generated by PKN ORLEN S.A. and the PKN ORLEN Group are positively affected when crude oil prices increase, while the situation is the opposite when the prices decline. The application of the LIFO inventory valuation method results in the current production being valued based on the current price of crude oil purchased by the Group. Accordingly, an upward trend in oil prices decreases, and a falling trend in oil prices increases the Group's results relative to the results obtained when the weighted average method is applied. These trends are most apparent when crude oil prices are subject to significant changes. Due to a further decline in the price of crude oil, the adjustment to the profit reflecting the application of the LIFO inventory valuation was considerably more favourable in Q1 2007 than in Q1 2006.

The assumptions used for the calculation of estimated profits using the LIFO method are the same as those used for previous LIFO estimates; these assumptions were published in Current Report No. 29 of May 21st 2001.

Legal basis*:

Art. 56.1.1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading, and Public Companies, dated July 29th 2005 (Dz. U. No. 184, item 1539).

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	1q2007 Results
Released	07:00 15-May-07
Number	5879W

PKN ORLEN SA
SEC File
82-5036

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the first quarter of 2007. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/5879w_-2007-5-15.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. website: www.orlen.pl .

END

Close

ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Condensed consolidated financial statements for the period of 3 months ended 31 March 2007

Prepared in accordance with International Financial Reporting Standards

PKN ORLEN SA
SEC File
82-5036

POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated Quarterly Report QSr I quarter/ 2007

quarter / (year)

(in accordance with § 86 section 2 and § 87 section 1 of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the first quarter of the reporting year 2007, that is for the period from 1 January 2007 to 31 March 2007 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and abbreviated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

On 15 May 2007
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN	*CHEMICAL (che)*
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	*PŁOCK*
(zip code)	(location)
CHEMIKÓW	*7*
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(Entity authorized to conduct audit)

PKN ORLEN SA
SEC File
82-5036

SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	I quarter (cumulative data) period from 1.01.2007 to 31.03.2007	I quarter (cumulative data) period from 1.01.2006 to 31.03.2006	I quarter (cumulative data) period from 1.01.2007 to 31.03.2007	I quarter (cumulative data) period from 1.01.2006 to 31.03.2006
Data in respect of consolidated financial statement				
I. Total sales revenues	13 408 224	11 330 649	3 432 461	2 900 609
II. Profit from operations	374 762	417 386	95 938	106 849
III. Profit before tax	215 250	442 875	55 103	113 375
IV. Net profit attributable to equity holders of the parent	49 201	347 702	12 595	89 011
V. Net cash provided by / (used in) operating activities	594 358	(557 195)	152 153	(142 640)
VI. Net cash used in investing activities	(987 814)	(403 529)	(252 877)	(103 302)
VII. Net cash provided by financing activities	436 016	601 234	111 619	153 914
VIII. Net change in cash and cash equivalents	42 560	(359 490)	10 895	(92 028)
	as of 31 March 2007	as of 31 December 2006	as of 31 March 2007	as of 31 December 2006
IX. Non-current assets	27 270 720	27 660 798	7 047 608	7 148 417
X. Current assets	17 899 962	17 758 286	4 625 911	4 589 297
XI. Total Assets	45 170 682	45 419 084	11 673 519	11 737 714
XII. Long-term liabilities	9 665 401	8 958 143	2 497 642	2 315 065
XIII. Short-term liabilities	13 843 349	14 878 378	3 577 555	3 845 039
XIV. Equity	21 661 932	21 582 563	5 598 122	5 577 610
XV. Share capital *	1 057 635	1 057 635	273 326	273 326
XVI. Equity attributable to equity holders of the parent	18 856 663	18 850 940	4 873 152	4 871 673
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	50,65	50,46	13,09	13,04

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	I quarter (cumulative data) period from 1.01.2007 to 31.03.2007	I quarter (cumulative data) period from 1.01.2006 to 31.03.2006	I quarter (cumulative data) period from 1.01.2007 to 31.03.2007	I quarter (cumulative data) period from 1.01.2006 to 31.03.2006
Data in respect of condensed financial statement				
I. Total sales revenues	8 088 629	6 737 453	2 070 663	1 724 766
II. Profit from operations	288 131	309 432	73 761	79 214
III. Profit before tax	419 573	304 018	107 409	77 828
IV. Net profit	390 383	247 847	99 937	63 448
V. Net cash provided by / (used in) operating activities	157 788	(501 133)	40 393	(128 288)
VI. Net cash used in investing activities	(641 549)	(176 276)	(164 234)	(45 126)
VII. Net cash provided by financing activities	852 664	451 674	218 279	115 627
VIII. Net change in cash and cash equivalents	368 903	(225 735)	94 438	(57 787)
IX.Earnings and diluted earnings per ordinary share (in PLN/EUR)	0,91	0,58	0,23	0,15
	as of 31 March 2007	as of 31 December 2006	as of 31 March 2007	as of 31 December 2006
X. Non-current assets	19 330 696	18 996 554	4 995 657	4 909 305
XI. Current assets	9 459 032	8 474 447	2 444 510	2 190 063
XII. Total assets	28 789 728	27 471 001	7 440 167	7 099 367
XIII. Long-term liabilities	4 983 932	4 249 852	1 288 004	1 098 295
XIV. Short-term liabilities	8 408 153	8 211 563	2 172 930	2 122 125
XV. Equity	15 397 643	15 009 586	3 979 233	3 878 947
XV. Share capital *	1 057 635	1 057 635	273 326	273 326
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	36,00	35,09	9,30	9,07

* Share capital after revaluation in accordance with IAS 29

The above data for I quarter 2007 and 2006 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published as of 31 March 2007 – 3.8695 PLN/EUR,
- specific items in income statement and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 March 2007) – 3.9063 PLN / EUR

CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	31 March 2007 (unaudited)	31 December 2006
ASSETS		
Non-current assets		
Property, plant and equipment	25 029 728	25 199 681
Intangible assets	529 728	619 783
Goodwill	143 155	143 704
Long-term financial investments	568 487	570 932
Investments in associates	566 810	716 303
Loans granted	22 747	5 272
Deferred tax assets	213 762	165 928
Investment property	34 611	34 925
Perpetual usufruct of land	88 810	87 722
Other non-current assets	72 882	116 548
Total non-current assets	**27 270 720**	**27 660 798**
Current assets		
Inventory	7 215 289	7 398 856
Trade and other receivables	6 743 748	6 293 672
Income tax receivable	195 117	253 041
Short-term investments	7 025	7 424
Short-term prepayments	136 786	121 358
Cash and cash equivalents	2 393 692	2 351 320
Other financial assets	193 937	302 007
Non-current assets clasiffied as held for sale	1 014 368	1 030 608
Total current assets	**17 899 962**	**17 758 286**
Total assets	**45 170 682**	**45 419 084**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**9 563**	**8 506**
Foreign exchange differences on subsidiaries from consolidation	**(14 245)**	**22 003**
Retained earnings:	**16 576 457**	**16 535 543**
incl. net profit atributable to equity holders of the parent	49 201	1 985 966
Total equity (attributed to equity holders of the parent)	**18 856 663**	**18 850 940**
Minority interest	2 805 269	2 731 623
Total equity	**21 661 932**	**21 582 563**
Long-term liabilities		
Interest-bearing loans and borrowings	6 977 091	6 211 193
Provisions	802 343	814 192
Deferred tax liabilities	1 729 277	1 765 761
Other long-term liabilities	156 690	166 997
Total long-term liabilities	**9 665 401**	**8 958 143**
Short-term liabilities		
Trade and other liabilities and accrued expenses	7 638 392	8 221 395
Provisions	735 541	734 027
Income tax liability	145 703	106 261
Interest-bearing loans and borrowings	4 258 000	4 277 912
Deferred income	36 709	27 060
Other short-term financial liabilities	849 824	1 315 767
Liabilities related to non-current assets held for sale	179 180	195 956
Total short-term liabilities	**13 843 349**	**14 878 378**
Total liabilities and shareholders' equity	**45 170 682**	**45 419 084**

* Share capital after revaluation in accordance with IAS 29

CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)

	for 3 months ended 31 March 2007 (unaudited)	for 3 months ended 31 March 2006 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	13 764 280	10 807 098
Excise tax and other charges	(3 475 321)	(2 763 643)
Revenues from sale of finished goods, net	10 288 959	8 043 455
Sales of merchandise and raw materials	3 604 874	3 477 924
Excise tax and other charges	(485 609)	(190 730)
Revenues from sale of merchandise and raw materials, net	3 119 265	3 287 194
Total sales revenues	**13 408 224**	**11 330 649**
Cost of finished goods sold	(8 670 450)	(7 175 832)
Cost of merchandise and raw materials sold	(3 094 753)	(2 885 044)
Cost of finished goods, merchandise and raw materials sold	(11 765 203)	(10 060 876)
Gross profit on sales	**1 643 021**	**1 269 773**
Distribution expenses	(746 537)	(645 803)
General and administrative expenses	(396 628)	(246 190)
Other operating revenues	129 338	132 740
Other operating expenses	(254 432)	(94 414)
Profit on the sale of all or part of shares of related parties	-	1 280
Profit from operations	**374 762**	**417 386**
Financial revenues	47 747	146 982
Financial expenses *	(260 461)	(168 245)
Net financial revenues and expenses	**(212 714)**	**(21 263)**
Share in profit from investments accounted for under equity method	53 202	46 752
Profit before tax	**215 250**	**442 875**
Income tax expense	(74 821)	(70 076)
Net profit	**140 429**	**372 799**
incl.		
Minority interest	91 228	25 097
Net profit attributable to equity holders of the parent	**49 201**	**347 702**

* including expenses related to increase of indebtedness

CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	for 3 months ended 31 March 2007 (unaudited)	for 3 months ended 31 March 2006 (unaudited)
Cash flows - operating activities		
Net profit	**140 429**	**372 799**
Adjustments for:		
Share in profit from investments accounted for under equity method	(53 202)	(46 752)
Depreciation	619 624	566 310
Interest and dividend, net	135 234	63 643
Income tax expense	74 821	70 076
Loss/(Profit) on investing activities	106 689	(43 812)
(Increase) in receivables	(283 344)	(649 274)
Decrease/(Increase) in inventories	150 881	(235 175)
Decrease in liabilities and accruals	(303 100)	(500 365)
Decrease in provisions	(10 037)	(44 528)
Other	64 519	42 571
Income tax paid	(48 156)	(152 688)
Net cash provided by / (used in) operating activities	**594 358**	**(557 195)**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(690 153)	(521 502)
Proceeds from the sale of property, plant and equipment and intangible assets	26 420	77 213
Proceeds from the sale of other shares	1 698	76 772
Acquisition of shares *	(465 688)	(24 036)
Acquisition of short-term securities	(165 670)	(44 711)
Proceeds from the sale of short-term securities	262 754	30 210
Interest and dividends received	61 094	3 026
Loans (granted) / repaid	(12 462)	2 822
Other	(5 807)	(3 323)
Net cash used in investing activities	**(987 814)**	**(403 529)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	2 102 825	3 719 714
Debt securitities issued	750 000	-
Repayment of long and short-term borrowings and loans	(2 325 489)	(3 064 625)
Interest paid	(80 675)	(47 135)
Other	(10 645)	(6 720)
Net cash provided by financing activities	**436 016**	**601 234**
Net change in cash and cash equivalents	**42 560**	**(359 490)**
Effect of exchange rate changes	(188)	28
Cash and cash equivalents, beginning of the period	**2 351 320**	**1 126 803**
Cash and cash equivalents, end of the period	**2 393 692**	**767 341**
incl. cash and cash equivalents not available for use	46 777	103 090

* including in I quarter 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 463,608 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 003**	**16 535 543**	**2 731 623**	**21 582 563**
Foreign exchange differences on consolidation	-	-	-	-	-	(36 248)	-	(19 213)	(55 461)
Net profit	-	-	-	-	-	-	49 201	91 228	140 429
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	4 217	-	-	-	4 217
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(800)	-	-	-	(800)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(2 867)	-	-	-	(2 867)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	507	-	-	-	507
Change of minority interest	-	-	-	-	-	-	(1 631)	1 631	-
Other	-	-	-	-	-	-	(6 656)	-	(6 656)
31 March 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**9 563**	**(14 245)**	**16 576 457**	**2 805 269**	**21 661 932**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 485 629**	**2 641 152**	**19 312 989**
Foreign exchange differences on consolidation	-	-	-	-	-	140 543	-	83 977	224 520
Net profit	-	-	-	-	-	-	347 702	25 097	372 799
Decrease in cash flow hedge accounting due to valuation of instruments	-	-	-	-	(22 919)	-	-	-	(22 919)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	4 133	-	-	-	4 133
Change of minority interest	-	-	-	-	-	-	-	(12 646)	(12 646)
Other	-	-	-	-	-	-	4 842	-	4 842
31 March 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**38 548**	**(15 471)**	**14 838 173**	**2 737 580**	**19 883 718**

PKN ORLEN SA
SEC File
82-5036

The accompanying notes are an integral part of these condensed consolidated financial statements

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 3 months ended 31 March 2007 and 3 months ended 31 March 2006

	for 3 months ended 31 March 2007 (unaudited)	for 3 months ended 31 March 2006 (unaudited)
Increase/(Decrease) in valuation of financial instruments, net	3 417	(18 786)
Foreign exchange differences on subsidiaries from consolidation	(55 461)	224 520
Other	(6 656)	4 842
Profit/(loss) recognized directly in equity	(58 700)	210 576
Net profit for the period	140 429	372 799
Profit recognized in current period and in equity, total	**81 729**	**583 375**

UNCONSOLIDATED CONDENSED BALANCE SHEET
(all amounts in PLN thousand)

	31 March 2007 (unaudited)	31 December 2006
ASSETS		
Non-current assets		
Property, plant and equipment	7 902 413	8 001 116
Intangible assets	39 499	42 806
Long-term financial investments	33 775	32 652
Investment in associates	11 256 951	10 791 463
Loans granted	4 516	5 589
Perpetual usufruct of land	76 285	75 948
Other non-current assets	17 257	46 980
Total non-current assets	**19 330 696**	**18 996 554**
Current assets		
Inventory	4 463 461	4 515 736
Trade and other receivables	4 154 023	3 475 623
Income tax receivable	1 486	55 394
Loans granted	51 319	3 387
Short-term prepayments	63 979	55 396
Cash and cash equivalents	676 027	307 315
Other financial assets	42 587	55 446
Non-current assets clasiffied as held for sale	6 150	6 150
Total current assets	**9 459 032**	**8 474 447**
Total assets	**28 789 728**	**27 471 001**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital *	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	**21 121**	**23 447**
Retained earnings:	**13 091 634**	**12 701 251**
incl. net profit	390 383	2 199 876
Total equity	**15 397 643**	**15 009 586**
Long-term liabilities		
Interest-bearing loans and borrowings	4 280 802	3 495 630
Provisions	468 800	475 737
Deferred tax liabilities	202 897	228 199
Other long-term liabilities	31 433	50 286
Total long-term liabilities	**4 983 932**	**4 249 852**
Short-term liabilities		
Trade and other liabilities and accrued expenses	4 439 704	4 457 301
Provisions	608 968	604 812
Interest-bearing loans and borrowings	3 355 879	3 139 842
Deferred income	1 057	1 081
Other short-term financial liabilities	2 545	8 527
Total short-term liabilities	**8 408 153**	**8 211 563**
Total liabilities and shareholders' equity	**28 789 728**	**27 471 001**

* share capital after revaluation in accordance with IAS 29

UNCONSOLIDATED CONDENSED INCOME STATEMENT
(all amounts in PLN thousand)

	for 3 months ended 31 March 2007 (unaudited)	for 3 months ended 31 March 2006 (unaudited)
Operating activities		
Net sale revenues		
Sales of finished goods	7 906 101	7 432 797
Excise tax and other charges	(2 605 338)	(2 124 295)
Revenues from sale of finished goods, net	5 300 763	5 308 502
Sales of merchandise and raw materials	3 048 211	1 551 415
Excise tax and other charges	(260 345)	(122 464)
Revenues from sale of merchandise and raw materials, net	2 787 866	1 428 951
Total sales revenues	**8 088 629**	**6 737 453**
Cost of finished goods sold	(4 618 739)	(4 627 732)
Cost of merchandise and raw materials sold	(2 630 421)	(1 313 887)
Cost of finished goods, merchandise and raw materials sold	(7 249 160)	(5 941 619)
Gross profit on sales	**839 469**	**795 834**
Distribution expenses	(371 320)	(362 341)
General and administrative expenses	(142 198)	(120 004)
Other operating revenues	40 035	27 422
Other operating expenses	(77 855)	(31 479)
Profit from operations	**288 131**	**309 432**
Financial revenues *	308 190	35 803
Financial expenses	(176 748)	(41 217)
Net financial revenues and expenses	**131 442**	**(5 414)**
Profit before tax	**419 573**	**304 018**
Income tax expense **	(29 190)	(56 171)
Net profit	**390 383**	**247 847**
Basic and diluted earnings per share (per share in Polish Zloty) * **	**0,91**	**0,58**

* including dividend from Polkomtel S.A. in the amount of PLN 202,315 thousand in the period of 3 months ended 31 March 2007
** dividends (received and due) are excluded from the tax base what significantly reduces the effective tax rate
*** in the period of 3 months ended 31 March 2007 and 31 March 2006 there was no additional shares issue

UNCONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	for 3 months ended 31 March 2007 (unaudited)	for 3 months ended 31 March 2006 (unaudited)
Cash flows - operating activities		
Net profit	**390 383**	**247 847**
Adjustments for:		
Depreciation	221 521	228 088
Interest and dividend, net*	(200 277)	22 520
Income tax expense	29 190	56 171
Loss/(Profit) on investing activities	27 435	(3 818)
(Increase) in receivables	(521 164)	(306 077)
Decrease/(Increase) in inventories	52 275	(291 804)
Increase/ (Decrease) in liabilities and accruals	113 248	(305 820)
(Decrease) in provisions	(2 236)	(41 388)
Other adjustments	47 996	26 420
Income tax paid	(583)	(133 272)
Net cash provided by / (used in) operating activities	**157 788**	**(501 133)**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(300 409)	(341 934)
Proceeds from the sale of property, plant and equipment	1 396	2 271
Proceeds from the sale of shares in AWSA Holland	-	74 007
Acquisition of shares **	(465 487)	(21 037)
Proceeds from repayment of liabilities of the Unipetrol Group	36 951	108 219
Interest and dividends received	140 082	2 245
Loans granted to related parties	(47 000)	-
Proceeds from repayment of loans granted to related parties	169	169
Other	(7 251)	(216)
Net cash used in investing activities	**(641 549)**	**(176 276)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	947 984	1 837 644
Debt securitities issued	750 000	-
Repayment of long and short-term borrowings and loans	(812 248)	(1 366 567)
Interest paid	(33 072)	(19 403)
Net cash provided by financing activities	**852 664**	**451 674**
Net change in cash and cash equivalents	**368 903**	**(225 735)**
Effect of exchange rate changes	(191)	(24)
Cash and cash equivalents, beginning of the period	**307 315**	**283 509**
Cash and cash equivalents, end of period	**676 027**	**57 750**
incl. cash and cash equivalents not available for use	-	-

* including dividend from Polkomtel S.A. in the amount of PLN 202,315 thousand in the period of 3 months ended 31 March 2007
** including in I quarter 2007 purchase of shares in Mazeikiu held by minority shareholders of PLN 463,608 thousand

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2007	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**
Net profit	-	-	-	-	-	390 383	390 383
Increase in cash flow hedge accounting due to valuation of instruments	-	-	-	-	3 109	-	3 109
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(590)	-	(590)
Decrease in cash flow hedge accounting due to settlement of instruments	-	-	-	-	(5 981)	-	(5 981)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	1 136	-	1 136
31 March 2007 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**21 121**	**13 091 634**	**15 397 643**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**
Net profit	-	-	-	-	-	247 847	247 847
Decrease in cash flow hedge accounting due to valuation if instruments	-	-	-	-	(23 992)	-	(23 992)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	4 559	-	4 559
31 March 2006 (unaudited)	**534 636**	**522 999**	**1 058 450**	**168 803**	**59 007**	**10 749 222**	**13 093 117**

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 3 months ended 31 March 2007 and 3 months ended 31 March 2006

	for 3 months ended 31 March 2007 (unaudited)	for 3 months ended 31 March 2006 (unaudited)
Increase/(Decrease) in valuation of financial instruments, net	2 519	(19 433)
Profit/(Loss) recognized directly in equity	2 519	(19 433)
Profit for the period	390 383	247 847
Profit recognized in current period and in equity, total	**392 902**	**228 414**

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Płock, 7 Chemików Street.
The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group activities include processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products as well as their transport, retail and wholesale.
Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 30 April 2007 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury 10.20% and other shareholders owned 72.48% of the Company's shares.

II. INFORMATION ON PRINCIPLES ADOPTED FOR PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR I QUARTER 2007

1. Statement of compliance

The condensed consolidated financial statements and condensed unconsolidated financial statements presented in this consolidated report have been prepared in accordance with IAS 34 "Interim financial reporting" and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 31 March 2007 and the comparative period from 1 January to 31 December 2006.

The presented condensed consolidated financial statements are compliant with all requirements of IAS 34 "Interim financial reporting" and present a true and fair view of the Group's financial position as at 31 March 2007 and 31 December 2006, results of its operations for the 3 months period ended 31 March 2007 and 31 March 2006 as well as its cash flows for the 3 months periods ended 31 March 2007 and 31 March 2006.

The condensed consolidated financial statement had been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Capital Group will not be able to continue its operations as a going concern.

2. Format and general principles for preparation of condensed consolidated and condensed unconsolidated balance sheet, condensed consolidated and condensed unconsolidated income statement, condensed statement of changes in consolidated and unconsolidated equity and condensed consolidated and condensed unconsolidated cash flow statement

The condensed consolidated and condensed unconsolidated quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the IAS 34 "Interim financial reporting" and in the scope required under the Decree of the Minister of Finance of 19 October 2005 on current and periodical information presented by issuers of securities published in Official Journal no. 209, item 1744 ("The Decree"). The statements comprise the period from 1 January to 31 March 2007 and the comparative period from 1 January to 31 March 2006.
According to the paragraph § 87.1 of the Decree, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed unconsolidated quarterly financial statements, comprising balance sheet, income statement, statements of changes in equity and cash flow statements, are included in the consolidated quarterly report.

3. Accounting principles

The condensed consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investment properties stated at fair value.
The accounting principles in scope exploration and exploitation of hydrocarbons were actualized.

(all amounts in PLN thousand)

a. **Accounting principles**

Property, Plant and Equipment

Property, plant and equipment, excluding land and investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the item of property, plant and equipment into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.
After initial recognition, property, plant and equipment are depreciated and subject to impairment allowances.
Property, plant and equipment items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment allowances.
Property, plant and equipment acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 as deemed cost less accumulated depreciation and impairment allowances.

The cost of current maintenance of property, plant and equipment is recorded in the financial result of the period when they are incurred.
The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives.
Depreciation of property, plant and equipment begins when it is available for use that is from the month it is in the location and condition necessary for it to be capable of operating in the manner intended by the management, over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied periods and depreciation rates is verified periodically (once a year), and respective adjustments are made to the subsequent periods of depreciation. Components of property, plant and equipment which are material for the whole item are depreciated separately in accordance with their economic useful life.

The Group estimates the residual value of property, plant and equipment. The residual value is the net amount which the Group would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life. The residual value is not subject to depreciation and is reviewed periodically (once a year).

The following useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analyzed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount by an appropriate allowance. The recoverable amount of property, plant and equipment reflects the higher of net selling price and value in use. Impairment allowances are recognized as other operating costs in the profit and loss.

Impairment indicators should be analyzed annually. If the analysis indicates potential impairment, the impairment test is performed.

If the recoverable amount of an asset (or cash generating unit, to which an asset belongs) is less than its carrying amount, the carrying amount of the asset shall be reduced to its recoverable amount. Impairment tests are carried out and the impairment allowances are accounted for in line with rules described in point "Impairment of assets".

As at the balance sheet date, the property, plant and equipment are stated at acquisition or construction cost less any accumulated depreciation and impairment allowances.

Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which meet the criteria defined in IAS 17, "Leases", are regarded as non-current assets and recognized at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets being depreciated are consistent with normal depreciation policies applied for similar Group owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not

certain that the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the shorter of the lease term and the asset's economic useful life.

Assets leased out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are initially recognized as long-term receivables and stated at the net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by impairment allowances.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortized and the impairment of goodwill is not reversible.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the cost of the business combination;
- recognizes immediately in the profit and loss any excess remaining after the reassessment in the period in which the business combination was carried out.

Intangible assets

Intangible assets are recognized if it is probable that expected future economic benefits that are directly attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognized at fair value as defined at the business combination date.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortization and impairment allowances. Intangible assets with a definite useful life are amortized when it is available for use that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by the management over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is periodically reviewed, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined by the contract for disposal of the title to the asset; or
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted standard economic useful lives for amortization of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

All intangible assets generated by the Group are not recognized as assets and are recorded in the profit and loss for the period when the related cost has been incurred except for intangible assets arising from development (or from the development phase of an internal project).
Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment once a year.

Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable.

If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units is decreased to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price or their value in use.

If the analysis indicates potential impairment, the impairment test is performed.

The test for impairment is carried out and eventual impairment is recognized according to the principles defined in the point 'Impairment of assets'.

The titles to perpetual usufruct of land obtained under an administrative decision are recognized by the Group at fair value as off balance sheet items.

Investment property

Investment property is initially recognized at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.

Investment property is subject to impairment allowance when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from allowances of the investment property are recognized in the profit and loss in the period when they are made.

Inventories

Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances. The net realizable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.
Cost of usage is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding external financing costs.

Receivables

Trade and other receivables are recognized when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables.
If there is objective evidence that an impairment loss has been incurred, the amount of difference between the asset's carrying amount and the present value of estimated future cash flows is recognized in profit and loss.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

Impairment of assets

Goodwill, intangible assets which are not yet available for use and intangible assets with an indefinite useful life are tested for impairment once a year.

Assets with definite useful life are tested for impairment if there are indicators that an asset may be impaired.

For the purpose of impairment testing, assets are grouped in the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash generating unit is defined as the acquired entity.

The impairment allowances are recognized in the profit and loss account.

Revenue from sale

Revenue from sale is recognized when it is probable that the economic benefits associated with the sale transaction will flow to the Group and the amount of revenue can be measured reliably. Sale of goods and merchandise includes excise tax and fuel charges.
The net revenue from the sale of finished goods and merchandise is recognized after deducting value added tax (VAT), excise tax, fuel charges and discounts.
Revenue from the sale of finished goods and merchandise is recognized when the finished goods/merchandise are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjusts the sales revenue.

The revenue is measured at the fair value of the received or due payment.

The revenues contain also the revenues from the insurance fee including the outstanding amount from the concluded insurance contracts during the reporting period together with all the supplements for the outstanding periods and after the deductions, repayments, allowances, taxes and other parafiscal charges, considering the re-insurers share as well as the change of the charge provision.

Revenue from dividends

Dividends are recognized when the shareholder's right to receive payment is established.

Equity

Equity is stated in the accounting records by type, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.
The stated outstanding share capital contributions are recognized as outstanding share capital contributions. Own shares and outstanding share capital contributions decrease the Company's equity.
Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.
Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented by the Group as retained earnings.
Changes in the fair value of cash flow hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve (the difference between the fair value and the acquisition cost, net of deferred tax, of assets available for sale is transferred to the revaluation reserve if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods), the undistributed result for prior periods and the current period net profit are presented in the financial statements as retained earnings.

Interest-bearing loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest rate method. The difference between the net proceeds and the buyout amount is recognized as financial revenue or cost over the term of the loan or borrowing.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

Retirement benefits and jubilee bonuses

Under the Group's remuneration plans, its employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group creates a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present value of those liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period ended at the last day of the reporting year. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognized in the profit and loss.

Foreign currency transactions

Transactions denominated in foreign currencies are recognized after their translation to the functional currency, at each balance sheet date in the following way:

- foreign currency monetary items shall be translated using the closing rate;
- non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction; and
- non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognized as financial income or expenses in the profit and loss. The foreign exchange differences are stated in the profit and loss in the net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Group intends and has the ability to hold to the maturity date, except for the Group's own receivables and loans. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.
All other financial assets, which are not borrowings or receivables of the Group, are classified as financial assets available for sale.

Financial investments held to maturity are part of non-current assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets measured at fair value through profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognized at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss, are measured at fair value without deduction of the transaction costs and considering their market value as at the balance sheet date. The change in fair value of those financial assets is recognized as financial income or expenses in the profit and loss.
Financial assets held to maturity are measured at amortized cost using the effective interest rate.

Financial assets available for sale are recognized at fair value, without deduction of the transaction costs, and considering their market value at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment allowances, if they have been valued at historical cost.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decrease in the value of financial assets available for sale due to impairment allowances is charged to financial expenses in the profit and loss.

Granted loans are recognized at amortized cost.

Derivatives which are not designated as hedging instruments are classified as financial assets or liabilities at fair value are stated at fair value, considering its changes, through profit and loss.

Derivatives treated as cash flow hedging instruments are carried at fair value with changes in value accounted for in the following way:

- the portion determined to be an effective hedge is recognized directly in equity through the statement of changes in equity;
- the portion determined to be an ineffective hedge is recognized in the profit and loss;
- revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognized in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- is not the hybrid (combined) instrument.

The hybrid (combined) instrument is not measured at fair value and changes in fair value are not recognized in the net profit or loss (i.e. derivative that is embedded in a financial asset or financial liability at fair value through profit and loss is not separated).

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

The Group recognizes financial asset on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.
The financial asset is derecognized when the contractual rights to economic benefits and risk related to this financial asset were executed, expired or the Group transferred the contractual rights and risks.

Derivatives used by the Group in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.
The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.
When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognized asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognized asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion of the gain or loss is recognized in the profit and loss.
The gain or loss from the re-measurement of the derivative instruments at fair value that do not comply with the hedge accounting criteria are recognized directly in the profit and loss.

The Group discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such a case, total gain or loss on the hedging instrument, previously recognized in equity, is recognized in equity until the forecast transaction takes place. If the Group no longer expects the forecast transaction to take place, the total net gain or loss recognized in equity is presented in the financial result of the current period.

An entity shall assess at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired.

When a decline in the fair value of an available-for-sale financial asset has been recognized directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in equity (calculated as a difference between acquisition price and current fair value, decreased by potential impairment losses recognized previously in profit and loss) shall be removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available for sale shall not be

reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event the reversal is recognized in profit or loss.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has occurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition for assets measured based on fixed interest rate and the effective interest rate computed at the date of last valuation for assets measured based on floating interest rate). Impairment allowances are recognized in profit and loss. If, in a subsequent period, the impairment loss decreases and the decrease can be attributed to an event subsequent to the time of impairment recognition, the reversal is recognized in profit or loss. Subject to the reversal of impairment allowance, the carrying amount of financial assets cannot exceed its value at amortized cost that would be calculated if impairment allowance was not recognized.

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is carried at cost (because its fair value cannot be reliably measured), the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets are recognized for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.

Deferred tax liabilities are recognized for all positive temporary tax differences.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to be realized.

Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

Non-current assets held for sale/disposal

Non-current assets held for sale are those which comply with the following criteria:

- a decision was declared by the Company's Management Board for the disposal;
- the assets are available for an immediate sale in their present condition;
- an active program to locate a buyer has been initiated;
- the sale transaction is highly probable and could be settled within 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.

Assets held for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

Provisions

The Group shall recognize a provision when it has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as external financing costs.

Provisions include also the provision for unpaid compensations and benefits created in the amount equal to the fixed or expected final value of future payments of compensations and benefits connected to the damages, including these not reported as at the balance sheet date, increased by the clean-up costs.
Provision for charges is calculated individually for each insurance contract as the fee for the next reporting periods, proportional to the period, to which the fee was assigned.

Environmental provisions

The Group makes provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Exploration and extraction of hydrocarbons

For exploration and extraction of hydrocarbons activity the Group applies accounting principles based on Successful Efforts Method.

Expenditures related to the preliminary stage of assessment are recognized in profit and loss when incurred.

Cost incurred for acquisition of rights to explore and extract are recognized as intangible assets.

General administration expenses of the company that may be directly attributed to the purchase transaction of exploration/extraction rights should increase the purchase price of an asset. If direct allocation to the purchase transaction is not possible, general expenses are recognized in profit and loss when incurred.

Cost of exploration and evaluation:

- Cost incurred for each exploratory drilling is initially recognized as construction in progress. If the exploratory drilling has not led to the discovery of commercially viable quantities of mineral resources, the cost previously recognized as an asset is included in profit and loss.
- Cost incurred for each appraisal drilling is initially recognized as construction in progress. If the appraisal is unsuccessful, the cost previously recognized as an asset (including cost incurred in exploration stage) is included in profit and loss. If the appraisal is successful, the cost incurred for all appraisal drillings (including unsuccessful drillings in hydrocarbons resource, which was recognized as an asset) is transferred to property plant and equipment at the date of put into use.
- Other cost incurred at the exploration and evaluation stage is initially recognized as intangible assets under development or construction in progress, depending on the type of cost incurred. If the exploration and evaluation stage ends without success other cost incurred previously recognized as an asset is included in profit and loss.
- When the commercial viability and technical feasibility of a resource is confirmed the Group defines cost generating unit. It is assumed that cost generating unit will be defined as hydrocarbons resource.
- General administration expenses, which can be attributed to the exploration and evaluation stage should be recognized as an asset and included in previously defined cost generating unit.
  If cost cannot be allocated, they are included in the profit and loss as incurred.

Cost incurred for resource site planning
Cost incurred for resource site planning are recognized as an asset and included in previously defined cost generating unit.
General administrative expenses which may be directly attributed to the resource site planning stage should be recognized as an asset and included in previously defined cost generating unit.
If cost cannot be allocated, they are included in the profit and loss as incurred.

Cost incurred for hydrocarbons resource exploitation
Cost directly attributed to hydrocarbons resource exploitation is included in the profit and loss in the current period.
Cost attributed to exploitation is allocated directly to the cost generating unit.
Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances.

Depreciation of non-current assets used for exploration and exploitation activity is calculated proportionally to the amount of extracted hydrocarbons, using Unit of Production Method.
If the Unit of Production Method (UOP) is difficult or not possible to apply (e. g. because of lack of information regarding total amount of hydrocarbons or using of assets on multiple stages of exploration or exploitation) other depreciation methods can be applied, for example straight line method.

The Group creates provisions for the cost of removal of drillings and supporting infrastructure. The amount of provision for future dismantling and land reclamation is initially recognized as a provision and as a part of initial value of an asset at the date of put into use.
The amount of created provisions is verified at each balance sheet date and adjusted to reflect the current knowledge as at that date. The increase in the provision due to the passage of time (due to discounting) is recognized as a financial expense. Changes in the provision due to assessment of cost, change of discount rate, change of date of removal/reclamation adjust the book value of a provision and an asset.

The Group performs impairment tests of assets used in exploration and exploitation activity, both for proved and unproved assets/resources.

The indicators for impairment are analyzed and impairment test is performed of unproved assets/resources, if one ore more of the following facts and circumstances (the list is not exhaustive) have occurred:

- the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.
- substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.
- exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.
- sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

The indicators for impairment are analyzed and impairment test is performed of unproved assets/resources as at each balance sheet date or during the year, if one or more of the following facts and circumstances (the list is not exhaustive) has occurred:

- legal and tax regulations were changed and adversely influenced the economy of resource exploitation,
- local circumstances worsened leading to threat the security of conducted activity,
- hydrocarbons' prices have permanently and long-lasting fallen,
- market interest rates increased, adversely influencing the economy of resource exploitation,
- the unit of property plant and equipment was permanently damaged.

The impairment assessment is performer by the Group for assets/resources (proved and unproved) on the level of cash generating unit defined as hydrocarbons resource.

Government grants

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognized as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

Liabilities

Trade and other liabilities are stated at the amount due, and financial liabilities, which contractual settlement is to be made by way of issue of non-monetary financial assets or due to exchange for financial instruments, are recognized at fair value.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.
Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

Contingent receivables are not recognized in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Operating segments

The scope of financial information in the Group segment reporting is defined based on requirements of IAS 14.

The Group adopted a business segments as the primary reporting format i.e. as the dominant source of risks and benefits related to sale of goods and services. A secondary reporting format is geographical segments that are associated with activity conducted in different geographical areas.

Segment assets (liabilities) are those operating assets (liabilities) that are employed by that segment in operating activity (result from operating activity) and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis.

The segment result is determined at the level of profit from operations. The revenues, result, assets and liabilities of a given segment are defined before inter-segment adjustments are made.

The operations of the Group are divided into three main segments: Refining Segment, Petrochemical Segment and Chemical Segment.

- The Refining Segment comprises crude oil processing as well as wholesale and retail trade in refinery products,
- The Petrochemical Segment encompasses production and sales of petrochemicals,
- The Chemical Segment encompasses production and sales of fertilizers and PVC.

Other operations include mainly support functions in PKN ORLEN, transportation, service and maintenance activities and construction conducted by other subsidiaries of PKN ORLEN S.A..

Segment revenues and assets were defined before inter-segment adjustments. Sales prices in inter-segment transactions are similar to market prices. Segment operating costs have been allocated as appropriate. Other costs which cannot be reliably determined have been included as unallocated expenses of the Group, reconciling total segment results to profit from operations.

The Company's Management Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Company's Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and costs. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.
In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.
Actual results may differ from the estimated values.
The estimations and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

PKN ORLEN SA
SEC File
82-5036

Application of the accounting principles

The above principles are applicable for comparative data.

b. Principles of consolidation

Subsidiaries

The Group's consolidated financial statements include Polski Koncern Naftowy ORLEN S.A. and entities under its control. The control is normally evidenced when the Group holds directly or indirectly more than 50% of the voting rights in a company or is able to govern the financial and operating policies of a company so as to benefit from the results of its activity. The minority interest is presented in equity. Net profit attributable to minority shareholders is presented in the profit and loss.
The purchase method is applied at acquisition of shares of business entities. Entities acquired or disposed of over the year are included in the consolidated financial statements from the acquisition date or to the disposal date, respectively.

Investments in associates

Investments in associated companies (overall investments ranging from 20% to 50% in a company's share capital) where the Group exercises significant influence on the financial and operating policies, yet does not have control over them, are accounted for using the equity method. Assessment of the value of investments in associates is performed when there are indications that the asset has been impaired or the impairment allowances recognized in prior years are no longer required.

Investments in jointly controlled entities

Investments in jointly controlled entities where the Group exercises joint control are accounted for using the proportionate method whereby a proportional share in a jointly controlled entity's assets, liabilities, revenues and expenses, after deduction of an impact of mutual transactions and settlements, is presented line by line with similar items in the consolidated financial statements.

Adjustments from consolidation

Intragroup balances and transactions and any related unrealized gains or losses as well as the Group income and expenses are eliminated at preparation of the consolidated financial statements. Unrealized gains resulting from transactions with associates and jointly controlled entities are excluded from the consolidated financial statements proportionally to the Group's share in those entities. Unrealized losses are excluded from the consolidated financial statements in the same manner as unrealized gains, until there are indications of impairment.

4. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a) Functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing consolidated financial statements is Polish zloty.
Financial statements of foreign entities, for consolidation purposes, are translated into Polish zloty using the following procedures:

- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

(all amounts in PLN thousand)

b) Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 31 March 2007 –3.8695 PLN / EUR, for 31 December 2006 –3.8312 PLN / EUR,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 31 March r 2007 –3.9063 PLN / EUR; for the period from 1 January 2006 to 31 March 2006 –3.8456 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 31 March 2007 –0.1381 PLN / CZK, for 31 December 2006 –0.1393 PLN / CZK,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 31 March 2007 –0.1385 PLN / CZK, for the period from 1 January 2006 to 31 March 2006 –0.1353 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods:

- particular assets and liabilities – at the closing rate for 31 March 2007 –2.9058 PLN / USD, for 31 December 2006 – 2.9105 PLN / USD,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2007 to 31 March 2007 –2.9719 PLN / USD.

5. Companies included in the consolidated financial statements

The Group's condensed consolidated financial statements include PKN ORLEN S.A. as Parent Company and entities located mainly in Poland, Czech Republic, Lithuania, Germany and Malta, constituting the Group as at the 31 March 2007, presented below:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS*

REFINING SEGMENT

- ORLEN Gaz Sp. z o.o 100 %
- Capital Group of ORLEN PetroProfit Sp. z o.o. 100 % [1]
- ORLEN PetroCentrum Sp. z o.o 100 %
- Capital Group of ORLEN PetroTank Sp. z o.o. 90 % [2]
- Petrolot Sp. z o.o. 51 %
- ORLEN PetroZachód Sp. z o.o. 100 %
- Capital Group of ORLEN Deutschland AG 100 % [3]
- ORLEN EKO Sp. z o.o. 100 %
- Capital Group of Rafineria Trzebinia S.A. 77 % [4]
- Capital Group of SHIP - SERVICE S.A. 61 % [5]
- Capital Group of Rafineria Nafty Jedlicze S.A. 75 % [6]
- ORLEN Asfalt Sp. z o.o. 100 % (95,99%)**
- Capital Group of ORLEN Oil Sp. z o.o. 100 % [7] (88,87%)**
- ORLEN Morena Sp. z o.o. 100 %
- ORLEN Petrogaz Wrocław Sp. z o.o. 100 %
- Capital Group of AB Mazeikiu Nafta 90% [9] (100%)**
- Capital Group of UNIPETROL a.s. 63 % [8]

CHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [8]
- Capital Group of "Anwil" S.A. 84 % [10]

PETROCHEMICAL SEGMENT

- Capital Group of UNIPETROL a.s. 63 % [8]
- Capital Group of BASELL ORLEN POLYOLEFINS Sp. z o.o. 50% [11]
- Etylobenzen Płock Sp. z o.o. 51 % ***

UNALLOCATED SEGMENT

- Motell Sp. z o.o. 35 %
- ORLEN Transport Kraków Sp. z o.o. 98 %
- ORLEN Transport Nowa Sól Sp. z o.o. 97 %
- IKS SOLINO S.A. 71 %
- Petrotel Sp. z o.o. 75 %
- WISŁA Płock Sportowa S.A. 100 %
- Petromor Sp. z o.o. 51 %
- ORLEN Medica Sp. z o.o. 100 %
- ORLEN Administracja Sp. z .o. o. 100 %
- POILEN Sp. z o.o. 25%
- ORLEN Projekt S.A. 51 %
- ORLEN Ochrona Sp. z o.o. 100 %
- ORLEN Laboratorium Sp. z o.o. 95 %
- ORLEN Automatyka Sp. z o.o. 52 %
- ORLEN KolTrans Sp. z o.o. 100 %
- ORLEN Transport Płock Sp. z o.o. 98 %
- Polkomtel S.A. 19,61%
- ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
- ORLEN Powiernik Sp. z o.o. 100%
- ORLEN Wir Sp. z o.o. 51 %
- ORLEN Budonaft Sp. z o.o. 100 %
- ORLEN Prewencja Sp. z o.o. 100 %
- ORLEN Centrum Serwisowe Sp. z o.o. 97 %
- ORLEN Transport Słupsk Sp. z o.o. 97 %
- B.H.T. Dromech S.A. in bankruptcy 81 %
- Niezależny Operator Międzystrefowy Sp. z o.o. 35 %
- ORLEN Transport Szczecin Sp. z o.o. 100 %
- ORLEN Transport Olsztyn Sp. z o.o. 95%
- Chemiepetrol GmbH 20 %
- ORLEN Księgowość Sp. z o.o. 100 %
- ORLEN Upstream Sp. z o.o. 100%
- Capital Group of ORLEN Holding Malta Ltd 100 % [12]
- Capital Group of Płocki Park Przemysłowo - Technologiczny S.A. 50% [13]

Entities consolidated as at 31 March 2007

* the scheme does not include the Parent, whose activities were allocated to all business segments
** (%) the share in consolidated financial data
***as at 18 January 2007 the Company signed the agreement of the purchase of 49% shares of Etylobenzen Płock Sp. z o.o.. for more information see note VIII 6.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

THE LIST OF COMPANIES BELONGING TO THE CAPITAL GROUPS ON LOWER LEVELS PRESENTED ON THE CAPITAL GROUP SCHEME

Name of Capital Group	Share in total voting rights[1] (in full %)
1. Capital Group of ORLEN PetroProfit Sp. z o.o.	100%
including:	
Petro-Ukraina LTD	80%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	76%
Petro-Ukraina in liquidation	31%
2. Capital Group of ORLEN PetroTank Sp. z o.o.	90%
including:	
Petro-Mawi Sp. z o.o. in liquidation	60%
Petro-Ukraina in liquidation	31%
3. Capital Group of ORLEN Deutschland AG	100%
including:	
Wecotect Trading & Consulting GmbH	100%
4. Capital Group of Rafineria Trzebinia S.A.	77%
including:	
Energomedia Sp. z o.o.	100%
Euronaft Trzebinia Sp. z o.o.	100%
Fabryka Parafin NaftoWax Sp. z o.o.	100%
Zakładowa Straż Pożarna Sp. z o.o.	100%
AQUA PLANET Sp. z o.o.	100%
EkoNaft Sp. z o.o.	99%
5. Capital Group of Ship Service S.A.	56%
including:	
Ship-Service Agro Sp. z o.o.	100%
6. Capital Group of Rafineria Nafty Jedlicze S.A.	75%
including:	
Raf-Energia Sp. z o.o.	100%
Raf-Koltrans Sp. z o.o.	100%
Raf-Służba Ratownicza Sp. z o.o.	100%
Raf-Bit Sp. z o.o.	100%
Raf-Remat Sp. z o.o.	96%
Raf-Ekologia Sp. z o.o.	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%
Ran Petromex Sp. z o.o.	51%
Ran-Watt Sp. z o.o. in liquidation	51%
7. Capital Group of ORLEN Oil Sp. z o.o.	100%
including:	
ORLEN Oil Cesko s.r.o.	100%
Platinum Oil Mazowsze Sp. z o.o.	100%
Petro-Oil Pomorskie Centrum Sprzedaży Sp. z o.o.	100%
Petro-Oil CZ s.r.o. in liquidation	49%
Petro-Oil Łódzkie Centrum Sprzedaży Sp. z o.o.	25%
Petro-Oil Seewax Sp. z o.o. in bankruptcy	25%
Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	24%

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1] (in full %)
Petro-Oil Podlaskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Śląskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o.	24%
Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	22%
8. Capital Group of Unipetrol a.s.	63%
including:	
Capital Group of CHEMOPETROL a.s.	100%
including:	
UNIPETROL DOPRAVA a.s.	100%
CHEMICKÁ SERVISNÍ a.s.	100%
POLYMER INSTITUTE BRNO spol. s.r.o.	100%
HC CHEMOPETROL a.s.	71%
Capital Group of UNIPETROL TRADE a.s.	100%
including:	
UNIPETROL CHEMICALS IBERICA S.A.	100%
CHEMAPOL (SCHWEIZ) AG	100%
UNIPETROL AUSTRIA HmbH	100%
UNIPETROL (UK) LIMITED	100%
MOGUL d.o.o.	100%
DP MOGUL UKRAJINA	100%
ALIACHEM VERWALTUNGS GmbH	100%
including:	
ALIAPHARM GmbH FRANKFURT	100%
UNIPETROL DEUTSCHLAND GmbH	100%
UNIPETROL FRANCE S.A.	97%
UNIPETROL ITALIA S.r.l.	90%
Výzkumný ústav anorganické chemie a.s.	100%
Capital Group of BENZINA a.s.	100%
including:	
PETROTRANS a.s.	100%
BENZINA Trade a.s in liquidation	100%
Capital Group of UNIPETROL RAFINÉRIE a.s.	100%
including:	
UNIRAF SLOVENSKO s.r.o.	100%
Capital Group of KAUČUK a.s.	100%
including:	
K-PROTOS a.s.	100%
Capital Group of PARAMO a.s.	50%
including:	
MOGUL SLOVAKIA s.r.o.	100%
ČESKÁ RAFINÉRSKÁ a.s.	51%
Steen Estates s.r.o.	100%
UNIPETROL SERVICES s.r.o. (previously Meliba Estates s.r.o.)	100%
9. Capital Group of AB Mažeikių Nafta (Mazeikiu Group)[2]	90%
including:	
UAB Juodeikių nafta	100%
UAB Uotas	100%
AB Ventus-Nafta	99%

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Name of Capital Group	Share in total voting rights[1] (in full %)
Capital Group of UAB Mažeikių naftos prekybos namai	100%
Including:	
SIA Mažeikių Nafta Tirdzniecibas nams	100%
OU Mažeikių Nafta Trading House	100%
Mazeikiu Nafta Trading House Sp. z o.o.	100%
10. Capital Group of "Anwil" S.A.	84%
including:	
Przedsiębiorstwo Inwestycyjno-Remontowe Remwil Sp. z o.o.	100%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Pro-Lab Sp. z o.o.	99%
Spolana a.s.	82%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%
Zakład Usługowo Produkcyjny EKO-Dróg Sp. z o.o.	49%
Przedsiębiorstwo Usług Technicznych Wircom Sp. z o.o.	49%
Apex-Elzar Sp. z o.o.	47%
Specjalistyczna Przychodnia Przemysłowa Prof-Med Sp. z o.o.	46%
Przedsiębiorstwo Produkcyjno-Handlowo-Usługowe Arbud Sp. z o.o.	45%
11. Capital Group of Basell ORLEN Polyolefins Sp. z o.o.	50%
including:	
Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.	100%
12. Capital Group of ORLEN Holding Malta Ltd.	100%
including:	
ORLEN Insurance Ltd.	100%
13. Capital Group of Płocki Park Przemysłowo-Technologiczny S.A.	50%
including:	
Centrum Komercjalizacji Technologii Sp. z o.o.	100%
Centrum Edukacji Sp. z o.o.	69%

[1] Share in total voting rights is equal to the stake in share capital, except for the Capital Group of Ship Service S.A., where the stake in share capital amounts to 61%.
[2] 100% shares in Mazeikiu Group in the consolidated financial statements was assumed.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Impairment of assets

3.1.1. Impairment of property, plant and equipment

Data for 1st quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	522 766	806 644
Additions during the period 1 January - 31 March	15 982	10 944
Disposals during the period 1 January - 31 March	(11 001)	(20 561)
Effect of exchange rate changes	(2 668)	6 010
Impairment allowances as at 31 March	**525 079**	**803 037**

3.1.2. Impairment of construction in progress

Data for 1st quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	49 029	51 064
Additions during the period 1 January - 31 March	475	33
Disposals during the period 1 January - 31 March	(74)	(896)
Effect of exchange rate changes	(89)	105
Impairment allowances as at 31 March	**49 341**	**50 306**

3.1.3. Impairment of intangible assets

Data for 1st quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	1 832	34 326
Additions during the period 1 January - 31 March*	63 188	-
Disposals during the period 1 January - 31 March	(31)	(195)
Effect of exchange rate changes	(1 420)	2
Impairment allowances as at 31 March	**63 569**	**34 133**

* revaluation of CO_2 emission rights in Mazeikiu Group

3.1.4. Impairment of long term financial investments (shares)

Data for 1st quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	150 100	144 701
Additions during the period 1 January - 31 March	2 821	450
Disposals during the period 1 January - 31 March	(1 531)	(2 379)
Effect of exchange rate changes	(147)	(247)
Impairment allowances as at 31 March	**151 243**	**142 525**

(all amounts in PLN thousand)

3.1.5. Receivables allowances

Data for 1st quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	609 982	600 134
Additions during the period 1 January - 31 March	27 148	27 823
Disposals during the period 1 January - 31 March	(36 567)	(16 322)
Effect of exchange rate changes	(1 370)	(7 560)
Impairment allowances as at 31 March	**599 193**	**604 075**

3.1.6. Inventory allowances

Data for 1st quarter	2007 (unaudited)	2006 (unaudited)
Impairment allowances as at 1 January	74 151	66 006
Additions during the period 1 January - 31 March	14 997	14 803
Disposals during the period 1 January - 31 March	(25 385)	(20 192)
Effect of exchange rate changes	(354)	817
Impairment allowances as at 31 March	**63 409**	**61 434**

3.2. Assets and liabilities classified as held for sale

3.2.1. Assets classified as held for sale

	31 March 2007 (unaudited)	31 December 2006
Assets of Kaucuk [1]	997 017	1 009 846
Shares in Celio [2]	10 818	10 912
Shares in "Krystynka"[3]	2 262	2 262
Other assets held for sale [4]	4 271	7 588
Total	**1 014 368**	**1 030 608**

[1] As at 31 March 2007 UNIPETROL held 6,236,000 shares constituting 100% stake in share capital of Kaucuk. The company's activity includes production of plastic and synthetic rubber. It is part of petrochemical segment. Assets of Kaucuk valued at fair value less liabilities and cost of sales have been classified as held for sale. The sale agreement was signed on 30 January 2007. The change in the value of shares results from change in exchange rates. For detailed information please refer to note VIII 8 and VIII 9.

[2] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed in the first half of 2007. The change in the value of shares results from change in exchange rates.

[3] Shares of ORLEN Medica in Sanatorium Uzdrowiskowe "Krystynka" constituting 98.54% stake in the share capital. The shares have been classified as held for sale after the resolution of the Management Board of ORLEN Medica dated 20 December 2006 about the beginning of a disinvestment process. The shares have been valued at cost, fair value amounts to PLN 5,891 thousand.

[4] Other assets held for sale comprise other items of property, plant and equipment: buildings and constructions, land, machinery and equipment, vehicles and other.

3.2.2. Liabilities held for sale

Liabilities held for sale include liabilities of Kaucuk, which according to the decision of the Management Board of Unipetrol have been classified as held for sale. The liabilities amount to PLN 179,180 thousand.

(all amounts in PLN thousand)

3.3. Provisions for liabilities

3.3.1. Deferred tax liabilities

Data for 1st quarter	2007	2006
	(unaudited)	(unaudited)
Impairment allowances as at 1 January	1 765 761	1 020 159
Additions during the period 1 January - 31 March	74 339	28 862
Disposals during the period 1 January - 31 March	(106 377)	(124 497)
Effect of exchange rate changes	(4 446)	20 047
Impairment allowances as at 31 March	**1 729 277**	**944 571**

3.3.2. Provisions

Short-term and long-term provisions

Data for 1st quarter 2007 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2007	454 747	215 814	123 920	578 484	175 274	**1 548 219**
Additions during the period 1 January - 31 March 2007	759	4 794	-	11 577	7 042	**24 172**
Disposals during the period 1 January - 31 March 2007	(6 285)	(3 412)	(1 014)	(5 173)	(19 354)	**(35 238)**
Effect of exchange rate changes	(407)	(44)	-	1 395	(213)	**731**
Provisions as at 31 March 2007	**448 814**	**217 152**	**122 906**	**586 263**	**162 749**	**1 537 884**
incl.						
Long-term provisions as at 31 March 2007	**345 576**	**191 724**	**99 428**	**116 436**	**49 177**	**802 343**
Short-term provisions as at 31 March 2007	**103 238**	**25 428**	**23 478**	**469 827**	**113 572**	**735 541**

(all amounts in PLN thousand)

Short-term and long-term provisions

Data for 1st quarter 2006 (unaudited)	Land reclamation provision	Retirement benefits and jubilee bonuses	Shield programs provision	Business risk provision	Other provisions	Total provisions
Provisions as at 1 January 2006	558 307	216 405	199 218	526 106	140 228	1 640 264
Additions during the period 1 January - 31 March 2006	567	4 311	-	6 775	2 563	14 216
Disposals during the period 1 January - 31 March 2006	(2 909)	(3 810)	(44 839)	(11 527)	(5 593)	(68 678)
Effect of exchange rate changes	2 292	231	-	3 087	2 389	7 999
Provisions as at 31 March 2006	**558 257**	**217 137**	**154 379**	**524 441**	**139 587**	**1 593 801**
Incl.						
Long-term provisions as at 31 March 2006	**488 889**	**198 094**	**68 718**	**131 259**	**70 479**	**957 439**
Short-term provisions as at 31 March 2006	**69 368**	**19 043**	**85 661**	**393 182**	**69 108**	**636 362**

3.4. Goodwill

Carrying amount of goodwill on consolidation	31 March 2007 (unaudited)	31 December 2006
ORLEN PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
ORLEN Petrozachód Sp. z o.o.	9 886	9 886
Goodwill on Mazeikiu Group companies	1 406	1 301
Other	658	658
Total goodwill on consolidation	**27 568**	**27 463**
Goodwill on business combination		
Basell ORLEN Polyolefins Sp. z o.o.	51 146	51 146
Goodwill on Unipetrol Group companies	34 177	34 472
Spolana a.s.	8 148	8 218
ORLEN Deutschland AG	9 077	9 256
Mazeikiu Elektrine	12 402	12 509
Other	637	640
Total goodwill on business combination	**115 587**	**116 241**
Total	**143 155**	**143 704**

(all amounts in PLN thousand)

The changes of goodwill in the period of 3 months ended 31 March 2007 and 31 March 2006 were as follows:

	3 months ended 31 March 2007 (unaudited)	3 months ended 31 March 2006 (unaudited)
Goodwill on business combination, beginning of period	**27 463**	**17 630**
Additions during the period 1 January - 31 March	**105**	**-**
Effect of exchange rate changes	105	-
Disposals during the period 1 January - 31 March	**-**	**-**
Goodwill on business combination, end of period	**27 568**	**17 630**

	3 months ended 31 March 2007 (unaudited)	3 months ended 31 March 2006 (unaudited)
Goodwill on business combination, beginnig of period	**116 241**	**97 817**
Additions during the period 1 January - 31 March	**-**	**-**
Disposals during the period 1 January - 31 March	**(654)**	**(50 805)**
Goodwill on Unipetrol Group companies	-	(51 112)
Orlen Deutschland AG	-	(1 083)
Effect of exchange rate changes	(654)	1 390
Goodwill on business combination, end of period	**115 587**	**47 012**

3.5. Interest-bearing loans and borrowings

	31 March 2007 (unaudited)	31 December 2006
Bank loans	9 880 151	9 893 499
Borrowings	2 714	2 885
Debt securities *	1 352 226	592 721
Total	**11 235 091**	**10 489 105**
including:		
short-term	4 258 000	4 277 912
long-term	6 977 091	6 211 193

* including as at 31 March 2007 liability of PLN 752,894 thousand concerning PKN ORLEN bond issue. PKN ORLEN Bond issue program was described in the regulatory announcement no. 75/2006 dated 27 November 2006.

(all amounts in PLN thousand)

The value of interest-bearing loans and borrowings drawn by the Group increased during 3 months ended 31 March 2007 by PLN 745,986 thousand net.

The change in indebtedness level resulted primarily from:

- drawing of foreign loans translated to PLN:

  EUR 80,000 thousand (PLN 310,280 thousand) consortium multi currency loan (BTM acting as Agent)

- drawings of loans by Unipetrol Group in the amount of CZK 6,695,082 thousand (PLN 927,269 thousand)
- increase of indebtedness in Unipetrol Group due to valuation of debt securities in the amount of CZK 84,846 thousand (PLN 11,752 thousand)
- drawings of loans by Mazeikiu Group in the amount of USD 2,462 thousand (PLN 7,154 thousand)

- drawing of loans in PLN:

  PLN 400,000 thousand consortium loan (BTM acting as Agent)
  PLN 160,393 thousand in BH w Warszawie S.A.
  PLN 104,371 thousand in PKO BP S.A.
  PLN 73,787 thousand in Bank Pekao S.A.
  PLN 34,794 thousand in HVB Bank a.s.
  PLN 23,204 thousand in Nordea Bank Polska S.A.
  PLN 13,893 thousand in Societe Generale S.A.
  PLN 13,682 thousand in ING Bank Śląski S.A.
  PLN 12,576 thousand in MILLENNIUM Bank S.A.
  PLN 10,445 thousand in BPH S.A.
  PLN 2,408 thousand in Fortis Bank Polska S.A.
  PLN 219 thousand in Raifeisen Bank Polska S.A.

  PLN 752,894 thousand indebtedness of PKN ORLEN S.A. concerning debt securities issue
  PLN 125,062 thousand resulting from foreign exchange differences and interest

- repayment of foreign currency loans translated to PLN:

  EUR 80,000 thousand (PLN 312,248 thousand) consortium double currency loan (ING acting as Agent)
  USD 1,590 thousand (PLN 4,621 thousand) in Bank Pekao S.A.
  CHF 494 thousand (PLN 1,177 thousand) in BPH S.A.
  USD 109 thousand (PLN 81 thousand) in BRE BANK S.A.

- repayment of loans by Unipetrol Group in the amount of CZK 7,921,495 thousand (PLN 1,097,127 thousand)
- repayment of loans by ORLEN DEUTSCHLAND A.G. in the amount of EUR 40,849 thousand (PLN 159,567 thousand)
- repayment of loans by Mazeikiu Group in the amount of USD 5,975 thousand (PLN 17,756 thousand)

- repayment of loans and borrowings in PLN:

  PLN 400,000 thousand consortium loan (BTM acting as Agent)
  PLN 100,546 thousand in PKO BP S.A
  PLN 66,871 thousand in BH w Warszawie S.A.
  PLN 36,045 thousand in Bank Pekao S.A.
  PLN 14,024 thousand in BRE BANK S.A.
  PLN 13,967 thousand in BPH S.A.
  PLN 8,007 thousand in HVB Bank a.s.
  PLN 3,170 thousand in Bank Ochrony Środowiska S.A.
  PLN 1,955 thousand in ING Bank Śląski S.A.
  PLN 489 thousand in Fortis Bank Polska S.A.
  PLN 375 thousand in BGŻ S.A.
  PLN 171 thousand in Narodowy Fundusz Ochrony Środowiska

(all amounts in PLN thousand)

3.6. Cost by kind

	3 months ended 31 March 2007 (unaudited)	3 months ended 31 March 2006 (unaudited)
Materials and energy	8 066 851	6 291 193
Cost of merchandise and materials sold	3 094 753	2 885 044
External services	768 782	653 758
Payroll, social security and other employee benefits	439 365	345 559
Depreciation	619 624	566 310
Taxes and charges	109 681	98 402
Other *	318 837	144 479
	13 417 893	10 984 745
Change in inventory	(290 495)	79 799
Cost of products and services for own use	35 402	(17 261)
Operating cost	13 162 800	11 047 283
Distribution expenses	(746 537)	(645 803)
General and administrative expenses	(396 628)	(246 190)
Other operating expenses	(254 432)	(94 414)
Cost of finished goods and raw materials sold	**11 765 203**	**10 060 876**

* including other operating expenses

3.7. Net financial revenues and expenses

	3 months ended 31 March 2007 (unaudited)	3 months ended 31 March 2006 (unaudited)
Interest expense	(152 507)	(57 836)
Negative foreign exchange surplus	(89 813)	(63 609)
Interest income	31 295	16 734
Positive foreign exchange surplus	7 688	99 077
Gains on trade in shares and other securities	18	17 614
Financial instruments	(232)	(25 476)
Other	(9 163)	(7 767)
Total	**(212 714)**	**(21 263)**

(all amounts in PLN thousand)

3.8. Income tax expense

	3 months ended 31 March 2007 (unaudited)	3 months ended 31 March 2006 (unaudited)
Current tax	(164 909)	(172 204)
Deferred tax	90 088	102 128
Total	**(74 821)**	**(70 076)**

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

(all amounts in PLN thousand)

IV. GROUP'S ACHIEVEMENTS IN THE FIRST QUARTER 2007 ACCOMPANIED BY CIRCUMSTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON THE FINANCIAL RESULT

KEY FACTORS INFLUENCING THE RESULTS OF THE FIRST QUARTER 2007 – COMPANY'S COMMENTARY

Selected consolidated financial data

	2007	2006
Total sales revenues for the 1st quarter	13 408 224	11 330 649
Operating expense and other operating revenues for the 1st quarter	13 033 462	10 913 263
Profit from operations for the 1st quarter	374 762	417 386
EBITDA for the 1st quarter	994 386	983 696
Net profit for the 1st quarter	140 429	372 799

1. MAIN MACROECONOMIC FACTORS

- fall in differential from 3.59 USD/bbl in the 1st quarter 2006 to 3.38 USD/bbl in the 1st quarter 2007 decreased EBIT of the Parent by PLN 16 million,
- positive impact of increasing crack margins on refining products on EBIT of the Parent in the amount of PLN 44 million and higher sales volume of PLN 43 million,
- strengthening of PLN against USD unfavorably influenced profit from operations of the Parent (in respect of differential and margins) in the amount of PLN (-) 63 million.

2. INTERNAL FACTORS

- high demand on fertilizers as well as prosperity in construction business had a positive impact on the financial results of Anwil S.A. – PLN 83 million in the 1st quarter 2007 as compared to PLN 52 million in the comparable period of 2006,
- increase in sales volume of polyolefins by 11% favorably influenced the financial results of Basell ORLEN Polyolefins Sp. z o.o., which increased by PLN 38 million to the level of PLN 48 million,
- significant operating loss in Mazeikiu Group in the amount of PLN 334 million caused by the consequences of fire which took place in October 2006. As a result of this event, the refinery in Mazeikiu utilized only about 50% of nominal production capacity. Moreover, the fire contributed to the increase of production of low margin products, especially heavy heating oil. Mazeikiu's results were also negatively influenced by the breakdown of "Druzhba" pipeline in July 2006. The breakdown contributed to the visible interference of crude oil supplies system. Currently all crude oil is delivered by the sea supplies via Butinge marine terminal, what generates higher cost that traditional means of supply.
- increase in retail sales volume of engine fuels in the Parent (CODO petrol stations) of 23% contributed to an increase in EBIT by PLN 44 million, whereas increase in retail sales volume of non-fuel merchandise and services increased profit from operations by PLN 8 million,
- fall in retail margins on gasoline and LPG contributed to a decrease in profit from operations of the Parent by PLN 5 million,
- considerable cost cutting results of OPTIMA program in the 1st quarter 2007 in the amount of PLN 88 million – the highest savings noted in refining (wholesale and retail) and chemical segment – PLN 49 million and PLN 20 million, respectively,
- fixed costs of the Parent on the level slightly higher (0.9%) than in the 1st quarter 2006, after elimination of costs of strategic projects.

(all amounts in PLN thousand)

Until 10 January 2007 the Organizational Rules and Regulations, which was adopted by the Management Board on 24 October 2006, was in force in the Parent. On 11 January 2007 the Management Board of the Parent adopted new Organizational Rules and Regulations, according to which the duties of Members of the Management Board have been assigned as follows:
- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Chief Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Audit and Regulations;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Capital Group.

Duties of the Deputy Executive Officer for Operational Activities include the areas of production, maintenance of technical operations, production development, technology and property investment.
On 18 January 2007 the Supervisory Board of PKN ORLEN S.A. dismissed Igor Chalupiec from the position of the President of the Management Board and appointed to this position Piotr Kownacki, the Vice President of the Management Board of PKN ORLEN S.A. responsible for Audit and Regulations till that day. Piotr Kownacki held position of the Vice President of the Management Board from 23 October 2006.
On 30 January 2007 the Management Board of the Parent passed a resolution in respect of a new assignment of duties to the Members of the Management Board, according to which the position of the Vice-President of the Management Board responsible for Audit and Regulations was liquidated. The supervision over technical and energy area, production and technology development, capital investments, refining, chemical, petrochemical and oil production became a duty of the Deputy Executive Officer for Operational Activities.
On 15 March 2007 the Supervisory Board of the Parent dismissed, with the majority of votes, Jan Maciejewicz, on his own motion, from the position of the Vice-President of the Management Board responsible for Cost Management and unanimously Cezary Smorszczewski, on the motion of the President of the Management Board, from the position of the Vice-President of the Management Board responsible for Capital Investments. Simultaneously, the Supervisory Board appointed Krystian Pater to the Member of the Management Board of PKN ORLEN S.A.
On 20 March 2007, as a result of the above mentioned changes, the Management Board of the Parent passed a resolution changing previous assignment of duties to the Members of the Management Board. As a result of this resolution the duties of Members of the Management Board have been assigned in the following manner:
- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Support Function;
- Member of the Management Board, Production.

The organizational structure of the Parent has been adjusted to new assignment of duties to the Members of the Management Board on 12 April 2007.

Besides, in the 1st quarter 2007 the preparation of the restructuring process of a financial department was in progress. The finalization of the preparatory works is planned for the year 2007.

The most important activities connected with reorganization of the PKN ORLEN Group in the 1st quarter 2007 included the following:

- on 30 January 2007 Unipetrol a.s as a seller and Firma Chemiczna DWORY S.A. as a purchaser signed share purchase agreement regarding the sale of ordinary shares in Kaucuk a.s.
- on 5 March 2007 the increase in the share capital of Płocki Park Przemysłowo –Technologiczny S.A. was registered
- On 23 April 2007 PKN ORLEN S.A and Firma Chemiczna DWORY S.A. signed share purchase agreement regarding the sale of shares in ETYLOBENZEN Płock Sp. z o.o.
- On 23 April 2007 ORLEN PetroProfit Sp. z o.o. and ORLEN Oil Sp. z o.o. signed share purchase agreement regarding the sale of shares in Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.

Capital investments of PKN ORLEN Group were described in detail in point VIII of these condensed consolidated financial statements.

As at the end of the 1st quarter 2007, PKN ORLEN S.A. held shares directly and indirectly in the following entities, which it controls, jointly controls or the operation of which it significantly influences:
- 111 subsidiaries,
- 5 jointly controlled companies,
- 21 associated companies.

In comparison to the end of the 1st quarter 2006 the number of subsidiaries, jointly controlled companies and associated companies belonging to the Group decreased from 150 to 137.

The most significant factors influencing the Group's operating results for the 1st quarter 2007, as compared to results for the 1st quarter 2006 comprised the following:

- increase in margins (cracks) for gasoline from 109.01 to 130.89 USD/t (by 20.1%), diesel oil from 110.17 to 112.73 USD/t (by 2.3%) and Jet A-1 aviation fuel from 148.10 to 156.54 USD/t (by 5.7%),
- decrease in margins (cracks) for Ekoterm from 89.81 to 88.24 USD/t (by 1.7%),
- increase in margins (cracks) for ethylene from 490.53 to 692.15 USD/t (by 41.1%) and for propylene from 484.09 to 645.01 USD/t (by 33.2%),
- decrease in retail margins on CODO petrol stations in the Parent on gasoline by 14.3% and LPG by 6.0% and increase in retail margins on diesel oil by 12.8%,
- decrease in the average commodity price for Brent crude oil from 61.79 to 57.79 USD/bbl (by 6.5%),
- decrease in Ural/Brent differential from /-3.59/ USD/bbl to /-3.38/ USD/bbl (by 5.8%),
- increase in the crude oil processing in the Group by 40.4%,
- increase in the volume of gasoline, diesel oil and LPG sold by 48.9%, 45.9% and 91.1%, respectively, due to consolidation of sales revenues of Mazeikiu Refinery in the 1st quarter 2007,
- decrease in the average exchange rate of USD against PLN from PLN 3.19/USD to PLN 2.97/USD (by 6.9%),
- increase in the average exchange rate of EUR against PLN from PLN 3.83/EUR to PLN 3.89/EUR (by 1.6%).

In the 1st quarter 2007, the volume of wholesale and retail sale of engine fuels (gasoline, diesel oil, LPG, Jet A-1) and light fuel oil (Ekoterm) in the Group amounted to 4,192,743 tonnes and was higher than sale in the 1st quarter 2006 by 1,104,471 tonnes (by 35.8%). High dynamics of sale results from consolidation of sales revenues of Mazeikiu Refinery in the 1st quarter 2007. In the 1st quarter 2007 total sale of finished goods (refining, petrochemical, chemical and other) amounted to 6,422,334 tonnes and was higher than in the 1st quarter of the prior year by 1,564,139 tonnes (by 32.2%). In the 1st quarter 2007, retail sale of engine fuels (gasoline, diesel fuel, LPG) and light fuel oil amounted to 1,051,818 tonnes and was higher than sale in the comparable period of the prior year by 136,420 tonnes (by 14.9%).

Sales tendencies in respect of main products are presented in the below table:

Sale of light products in the PKN ORLEN Group (by volume)	1st quarter 2007		1st quarter 2006		Dynamics (%) 1st quarter 2007/ 1st quarter 2006
Wholesale of light products, including:		3 140 925		2 172 874	144.6
- gasoline (tones)		967 110		513 303	188.4
- diesel oil (tones)		1 580 895		1 022 365	154.6
- Jet A-1 (tonnes)		134 913		94 838	142.3
- Ekoterm (tones)		343 134		495 858	69.2
- LPG (tonnes)		114 873		46 510	247.0
Retail sale of light products, including:	1 352 477	1 051 818	1 177 734	915 398	114.9
- gasoline ('000 litres) / (tonnes)	679 356	512 914	636 628	480 654	106.7
- diesel oil ('000 litres) / (tonnes)	567 525	479 559	461 631	390 078	122.9
- Ekoterm ('000 litres) / (tonnes)	0	0	2	2	0.0
- LPG ('000 litres) / (tonnes)	105 596	59 345	79 473	44 664	132.9
Total sale of fuels (tonnes)		4 192 743		3 088 272	135.8
- including engine fuels (tonnes)		3 849 609		2 592 412	148.5

Negative influence of macroeconomic factors such as strengthening of PLN exchange rate and unfavorable Ural/Brent differential as well as negative financial results of Mazeikiu Refinery contributed to a decrease in operating results of PKN ORLEN Group as compared to the parallel period of the prior year.

The results of the Parent in comparison to the Group were as follows:

Item	1st quarter 2007		Share of PKN in the Group	1st quarter 2006		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processed ('000 tonnes)	5 768	3 348	58.0	4 109	3 201	77.9
Net sales revenues	13 408 224	8 088 629	60.3	11 330 649	6 737 453	59.5
Gross profit on sales	1 643 021	839 469	51.1	1 269 773	795 834	62.7
Profit from operations	374 762	288 131	76.9	417 386	309 432	74.1
Profit before tax	215 250	419 573	194.9	442 875	304 018	68.6
Net profit	140 429	390 383	278.0	372 799	274 874	66.5

In the 1st quarter 2007 refinery throughput of PKN ORLEN Group amounted to 5,768 thousand tonnes of crude oil. The achieved level of throughput in the 1st quarter 2007 is by 40.4% higher than in the analogous period of the prior year. Positive dynamics was caused by the increase in refinery throughput in the 1st quarter 2007 in the Parent by 4.6% and Unipetrol Group by 22.3% as well as recognition in the 1st quarter 2007 of refinery throughput of Mazeikiu Group in the amount of 1,325 thousand tonnes.

In the 1st quarter 2007 the Group's profit from operations amounted to PLN 375 million, compared to PLN 417 million in the parallel quarter of 2006. The decrease of profit from operations resulted mainly from recognition in the 1st quarter 2007 of financial results of Mazeikiu Refinery, which incurred loss of PLN 334 million. The loss from operations in Mazeikiu Refinery was caused by the fire which took place in October 2006. As a result of this event, the Mazeikiu Refinery utilized only about 50% of nominal production capacity and produced many low margin products, especially heavy heating oil. Lower Group's profit from operations was also a result of external factors connected with differential and exchange rates. Estimated influence of the fall in differential on EBIT of the Parent amounted to PLN (-) 16 million. Moreover, significant impact on financial results had stronger PLN currency. Strengthening of PLN against USD by 6.9% decreased EBIT by PLN (-) 63 million.

In the 1st quarter 2007 net profit of the Group amounted to PLN 140 million, whereas in the 1st quarter 2006 to PLN 373 million. Lower net profit is a consequence of increased financial costs regarding interests by PLN 95 million due to higher indebtedness of the Parent resulting from financing of Mazeikiu Refinery acquisition.

Consolidated financial data of the Group by business segment are as follows:

tem	1st quarter 2007					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	122 660	369 580	82 824	-63 752	-4 830	506 482
Unallocated revenues of the Group						4 813
Unallocated costs of the Group						-136 533
Profit from operations						374 762

Item	1st quarter 2006					
	Refining Segment	Petrochemical Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	112 501	310 158	56 975	48 899	-4 878	523 655
Unallocated revenues of the Group						5 804
Unallocated costs of the Group						-112 073
Profit from operations						417 386

Total profit from operations for the 1st quarter 2007 decreased by 10.2% as compared to the analogous period of the prior year.

Profit from operations of the refining segment increased by 9.0% as compared to the 1st quarter 2006. Profit from operations of the refining segment was influenced by loss of Mazeikiu Refinery allocated to this segment in the amount of PLN 262 million. In the 1st quarter 2007 the Czech Unipetrol companies earned a profit of the refining segment of PLN 52 million as compared to a loss of PLN 64 million in the analogous period of the prior year.

(all amounts in PLN thousand)

Prosperity in the petrochemical segment connected with the increase of margins on basic products increased profit from operations of the petrochemical segment by 19.2%. High increase of EBIT was achieved in Unipetrol group, which increased its profit from operations by 79% to the level of PLN 224 million. Basell ORLEN Polyolefins also earned a high profit from operations in the amount of PLN 48 million, as compared to 11 million in the 1st quarter 2006.
In the 1st quarter 2007 profit from operations of the chemical segment increased by 45.4% due to favorable dynamics of profits in Anwil S.A. High demand on fertilizers as well as prosperity in construction business had a positive impact on the financial results of Anwil S.A. in the amount of PLN 83 million as compared to PLN 49 million in the comparable period of 2006.

In the 1st quarter 2007 unallocated segment incurred a loss on operating activity of PLN 64 million as compared to profit of PLN 49 million in the 1st quarter 2006. Negative result is a consequence of loss incurred by companies belonging to Mazeikiu Group and companies belonging to Unipetrol Group allocated to this segment.

OPTIMA program, implemented with an effect from 1 January 2006, brought considerable cost cutting results in the 1st quarter 2007 in the amount of PLN 88 million.

In the 1st quarter 2007, the Parent issued bonds in the amount of PLN 750,000 thousand under the Bond Issuance Program signed in November 2006. Within PKN ORLEN Group the Bond Issuance Program was utilized also by Unipetrol Group companies (Spolana and Paramo). The indebtedness connected with bond issuance in these entities amounted to PLN 599,332 thousand as at the end of the 1st quarter 2007.

V. DESCRIPTION OF FACTORS AND EVENTS, ESPECIALLY OF A NON-USUAL NATURE, WITH SIGNIFICANT IMPACT ON FINANCIAL RESULTS

The following significant events impacting financial positions of the foregoing condensed consolidated financial statements occurred in three-month period ended 31 March 2007:

1. Settlement of acquisition of Mazeikiu shares

In the period covered by this condensed consolidated financial statement squeeze out procedure, in accordance with Lithuanian law was performed. After settlement the mandatory tender PKN ORLEN acquired 39,569,492 shares for 10.25 LTL each, representing 5.58% of Mazeikiu's share capital. As it was presented at 31 December 2006 the share of PKN ORLEN in Mazeikiu Group was assumed at 100% for the purposes of consolidation.
Previously estimated purchase price was adjusted, what contributed to the change of value of goodwill of PLN 13,478 thousand, which was charged to retained earnings.

2. CO_2 emission rights

In the financial statements, the Group recognized the CO2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.
Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	Quantity (Mg)	Value (in PLN thousand)
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 922 085
Actual use of emission rights in 2005	(10 310 051)	(852 153)
Actual use of emission rights in 2006 *	(10 459 646)	(883 441)
Sale of emission rights in 2006 (quantity and value in accordance with accounting records)	(734 951)	(63 175)
Sale of emission rights in I quarter 2007 (quantity and value in accordance with accounting records)	(557 715)	(46 274)
Remaining emission rights for 2007	13 270 731	1 007 042
Planned emissions In 2007	10 784 481	891 302
Estimated emissions In I quarter 2007	2 725 789	225 288

* As at the date of preparation of this condensed consolidated financial statement the decisions relating to settlement of CO_2 emission rights usage in 2006 were issued.

In the 3 months period ended 31 March 2007, the income from sales of CO2 emission rights of PLN 4,616 thousand was recognized.

As at 31 March 2007 the net value of granted emission rights in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

Information on emission rights acquired through the business combination with Mazeikiu Group	Quantity (Mg)	Value (in PLN thousand)
CO_2 emission rights as at 31 December 2006	3 617 481	88 771
Impairment allowance		(61 783)
CO_2 emission rights as at 31 March 2007	3 617 481	26 998
Planned emissions in 2007	2 048 333	19 162
Estimated emissions in I quarter 2007	467 548	11 453

As at 31 March 2007 the net value of granted CO2 emission rights in consolidated financial statement of the Group amounted to PLN 26,998 thousand.

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for the period ended		for the period ended		for the period ended		for the period ended		for the period ended		for the period ended	
	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006
Sales to external customers	10 079 386	8 248 174	2 348 915	1 956 231	732 149	846 157	245 360	250 519			13 405 810	11 301 081
Transactions with other segments	3 718 676	2 935 944	961 783	1 014 400	4 819	2 297	256 209	259 830	(4 941 487)	(4 212 471)	-	-
Settlement of hedging transactions	(491)	-	2 905	29 568	-	-	-	-			2 414	29 568
Total sales revenues	13 797 571	11 184 118	3 313 603	3 000 199	736 968	848 454	501 569	510 349	(4 941 487)	(4 212 471)	13 408 224	11 330 649
Total operating expenses	(13 639 586)	(11 107 782)	(2 877 624)	(2 701 157)	(656 237)	(786 710)	(552 527)	(458 204)	4 936 657	4 207 593	(12 789 317)	(10 846 260)
Other operating revenues	92 904	78 318	13 557	33 257	4 440	7 645	13 624	8 796			124 525	128 216
Other operating expenses	(128 229)	(42 153)	(79 956)	(22 141)	(2 347)	(12 614)	(26 418)	(12 042)	-		(236 950)	(88 950)
Segment result	122 660	112 501	369 580	310 158	82 624	56 975	(63 752)	48 899	(4 830)	(4 878)	506 482	523 655
Unallocated revenues of the Group											4 813	4 524
Unallocated costs of the Group											(136 533)	(112 073)
Profit (loss) on the sale of all or part of shares of related parties											-	1 280
Profit from operations											374 762	417 386
Financial revenues											47 747	146 982
Financial expenses											(260 461)	(168 245)
Share in profit from investments accounted for under equity method	(521)	(549)	-	-	(145)	3	53 868	47 298			53 202	46 752
Profit before tax											215 250	442 875
Income tax expense											(74 821)	(70 076)
Net profit											140 429	372 799

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for the period ended		for the period ended		for the period ended		for the period ended		for the period ended	
	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006
Cost incurred to acquire property, plant and equipment and intangible assets	401 120	134 858	51 212	54 166	8 183	43 722	33 220	31 585	493 735	264 331
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									19 336	8 392
Total cost incurred to acquire property, plant and equipment and intangible assets									513 071	272 723
Segment depreciation	344 553	259 290	156 224	201 082	45 775	48 370	66 012	50 335	612 564	559 077
Depreciation of unallocated assets									7 060	7 233
Total depreciation									619 624	566 310
Non-cash expenses other than depreciation	99 850	21 980	76 277	19 241	675	3 096	17 466	9 994	194 268	54 311

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for the period ended		for the period ended		for the period ended		for the period ended		for the period ended	
	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006	31 March 2007	31 March 2006
Additions of impairment allowances	(88 479)	(16 195)	(72 656)	(9 194)	(666)	(3 012)	(15 132)	(7 785)	(176 933)	(36 186)
Unallocated allowances									(2 876)	(8)
Total additions of impairment allowances									(179 809)	(36 194)
Reversal of impairment allowances	37 494	23 686	6 279	16 781	1 361	4 334	6 648	6 528	51 782	51 329
Unallocated reversal of impairment allowances									1 471	4 422
Total reversal of impairment allowances									53 253	55 751

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.
Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other operations segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the three-month periods ended 31 March 2007 and 31 March 2006.

	Revenues from sale by geographical area	
	for the period ended	
	31 March 2007	31 March 2006
Poland	6 739 768	5 659 453
Germany	2 420 070	2 510 228
Czech Republic	2 152 686	1 507 546
Lithuania	603 701	1 013
Other countries	1 491 979	1 652 409
Total revenues from sale by geographical area	13 408 204	11 330 649

(all amounts in PLN thousand)

VII. CONTINGENT LIABILITIES AND ASSETS

1. Guarantees and sureties of PKN ORLEN Group in three-month period ended 31 March 2007

	31 December 2006	Increase/ (Decrease)	31 March 2007	Expiration of guarantee/ surety
guarantee of payment for the benefit of Lithuanian Bank in relation to mandatory trade offering for shares attributable to minority shareholders of Mazeikiu Group (released at 29 January 2007)	1 283 452	(1 283 452)	-	29.01.2007
guarantees issued by PKN ORLEN Group for the benefits of legal persons	62 560	21 158	83 718	30.06.2013
customs guarantees issued by Unipetrol a.s. and the Parent as collateral of liabilities to Customs Office due to import of merchandise	4 832	(13)	4 819	03.03.2008
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	4 092	28	4 120	30.09.2007
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	919	5 683	6 602	21.05.2007
Other	2 905	(204)	2 701	31.12.2010
Total guarantees and sureties:	**1 358 760**	**(1 256 800)**	**101 960**	

As at 31 December 2006 contingent liabilities of Mazeikiu Group are presented in accordance with IFRS 3 "Business Combinations" as liabilities arose at the day of acquisition.

2. Other contingent liabilities of PKN ORLEN Group in three-month period ended 31 March 2007

	31 December 2006	Increase/ (Decrease)	31 March 2007
excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	1 060 684	149 752	1 210 436
letter of credits	42 082	81	42 163
legal cases related to real estates with undefined legal status	23 153	(300)	22 853
anti trust proceeding of the Office for Competition and Consumers' Protection in respect of setting the price formula of anti-freeze engine coolant and glycol (detailed information in note VII.3.7)	14 000	-	14 000
legal cases	9 998	1 232	11 230
Total other contingent liabilities:	**1 149 917**	**150 765**	**1 300 682**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**2 508 677**	**(1 106 035)**	**1 402 642**

* including as at 31 March 2007 excise tax guarantee of PKN Orlen S.A. in the amount of PLN 865,922 thousand related to products in production plant in Płock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN S.A. in the amount of 232,460 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees

(all amounts in PLN thousand)

3. Information concerning significant proceedings in front of court, body appropriate for arbitration proceedings or in front of public administration bodies and on other risks of parent company and its subsidiaries

3.1 Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków had decided to institute tax proceedings in order to determine the excise tax liability of Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined Rafineria Trzebinia S.A.'s appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Director of the Customs Chamber decision, without providing any further evidence in the case, determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0 PLN rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended execution of the decision in respect of setting the excise tax liability for the period of May-September 2004 at about PLN 100 million. On 14 November 2005 the Director of the Customs Chamber in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Director of the Customs Chamber in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court against the decision of the Director of the Customs Chamber in Kraków together with a motion to suspend execution of the decision. The complaint and the motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006. On 14 February 2006 the Director of the Customs Chamber in Kraków issued a decision on suspending execution of the decision until the case is decided by the Woivodship Administrative Court.

Until the present moment the case regarding the company's excise tax liability is in progress in front of the Woivodship Administrative Court and the outcome is unknown.

On 19 March 2007 Rafineria Trzebinia S.A. received a notification from the Customs Chamber in Kraków in respect of a submission a motion for compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of the State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia S.A. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków. On 18 April 2007 Rafineria Trzebinia S.A. received decision dated 2 April 2007 of the District Court in Chrzanów, V Commercial Department of Commercial Register, dismissing the claim of the Director of the Customs Chamber in respect of a compulsory entry made in the mortgage register on real estates of Rafineria Trzebinia S.A.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of a positive outcome, based on the

(all amounts in PLN thousand)

evidence and arguments raised by Rafineria Trzebinia S.A.. As a result there is no provision related to the case in these condensed consolidated financial statements for the period ended 31 March 2007.

On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków to spread the payment of the disputable liabilities imposed based on decisions of the Head of the Customs Office in Kraków into installments.

On 5 April 2007, a decision of the Head of the Customs Office in Kraków was received by Rafineria Trzebinia. The Head of Customs Office disapproved the motion of the taxpayer, refusing to spread the tax liability into installments. On 6 April 2007, the Management Board of Rafineria Trzebinia S.A. appealed against the decision of the authority to the Head of the Director of the Customs Chamber in Kraków.
On 27 April 2007 the Head of the Customs Office in Kraków issued a permit to maintain tax consignment warehouse on the area of Rafineria Trzebinia S.A. until 30 April 2010.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations to the content of the protocol. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Head of Tax Control Office submitted the response to reservations raised by the Plenipotentiary of Rafineria Trzebinia S.A.

Termination date of control proceedings was extended to 29 June 2007.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Head of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of calculation and settlement of value added tax and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of the Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary.

Termination date of control proceedings was extended to 29 June 2007.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia has been created in these condensed consolidated financial statements for the period ended 31 March 2007.

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office in Małopolska regarding institution of control proceedings with respect to value added tax liability for the period of January, February and April – August 2005. The termination date of the above proceedings is 30 April 2007.
On 26 February 2007 the Head of Tax Office in Małopolska, seated in Kraków, had decided to institute tax control proceedings with regard to setting of value added tax liability for March 2005.
The above proceedings concern intracommunity supplies of finished goods and merchandise.
On 11 May 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a notice of the Head of the Tax Office in Małopolska extending to 29 June 2007 the tax control proceedings with respect of value added tax liability for the period from January to August 2005.

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax payer, from the output excise tax. The termination date of the above control proceedings is 31 May 2007.

(all amounts in PLN thousand)

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia has been created in these condensed consolidated financial statement for the period ended 31 March 2007.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 500,715 thousand as at 31 March 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia amounted to 77.15%.

3.2 The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel fuels while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Competition and Consumers Protection Court, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia – a business entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the decree dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire. In accordance with article 130 § 2 of Administrative Proceedings Code the payment of the fine is suspended until the appeal is resolved.

On 2 April 2007 the Competition and Consumers Protection Court in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1,000 thousand by waiver of proceedings.

According to the Court, Rafineria Trzebinia S.A. traded in biofuels with a 20% fraction of biocontent in line with terms of the concession regarding production of liquid fuels.

None of the concession terms banned production of fuels with specified parameters. According to the concession Rafineria Trzebinia S.A. is obliged to control the quality of fuels currently and to issue quality certificates which may concern parameters set by law (for example decrees) or mutual agreements. As in the period covered by the decision of the Chairman of the Energy Regulatory Office there were no quality standards set by decrees defining quality requirements for biocontent and liquid biofuels and Rafineria Trzebinia S.A. produced biofuels by the terms of the concession and the agreements and issued quality certificates confirming that parameters of fuels produced are in line with parameters set in the agreements, it means that Rafineria Trzebinia could produce biofuels with a 20% fraction of biocontent.

This way the Court admitted that the decision of the Chairman of the Energy Regulatory Office offended article 56 par. 1 point 12 of Energy Law, changed the decision and waived the proceedings due lack of legal substance. As at the date of preparation of these condensed consolidated financial statements Rafineria Trzebiania S.A. has not received the appeal of the Chairman of the Energy Regulatory Office against the court verdict mentioned above.

(all amounts in PLN thousand)

3.3 Standing of Rafineria Trzebinia S.A. in connection with its management's decision to temporarily discontinue production and sales of the ON BIO biofuel containing 20% of FAME esters

The immediate reason for the decision to temporarily discontinue production and sales of the biodiesel containing 20% of FAME esters was the Decree of the Minister of Finance reducing allowances to excise tax liabilities. As a consequence, the financial standing of Rafineria Trzebinia S.A., an owner of modern biofuel production installation, deteriorated and the bank creditors of Rafineria Trzebinia S.A. demanded additional collateral on Rafineria Trzebinia's property.
The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.
PKN ORLEN as a strategic investor has actively engaged in financial standing improvement process of Rafineria Trzebinia S.A.
On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, on 29 March 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to PEKAO S.A. and BPH S.A. in the amounts of PLN 20,000 thousand and PLN 5,000 thousand, respectively.

The above described conditions of cooperation with the banks as well as the support granted by PKN ORLEN as a major shareholder would enable Rafineria Trzebinia S.A. to conduct usual business activities, implement stabilization strategies and rebuild positive customer relations. The afore actions will be performed until a stable tax laws that support alternative energy sources are implemented as well as a long-term biofuels promotion program, that is being prepared by the Ministry of Economy, is introduced.

After decreasing costs of raw materials used in biodiesel installation, the Management Board of Rafineria Trzebinia intends to trade in diesel oil with a 30% fraction of biocontent designated for particular car fleets. Production of new fuels is possible if positive sales profitability will be reached and a decree of the Minister of Economy defining the way of marking distributors selling the above mentioned liquid biofuels will be issued.

On 18 April 2007, after the approval of the corporate bodies, the Management Board of Rafineria Trzebinia S.A. signed an agreement with PKN ORLEN for composition of fuels with a fraction of biocontent up to 5%. The agreement will enable better utilization of assets such as warehouse spaces and biodiesel installation.

Net consolidated assets of Rafineria Trzebinia S.A. Group amounted to PLN 500,715 thousand as at 31 March 2007. The share of PKN ORLEN in total voting rights at the General Shareholders' Meeting of Rafineria Trzebinia S.A. amounted to 77.15%.

3.4 Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o.; presently Tankpol – R.Mosio i wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection to receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict and on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

(all amounts in PLN thousand)

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by the Supreme Court, valuation of shares presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case was revoked to repronouncement in front of the District Court in Warsaw.

3.5 Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Elektroenergetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between shareholders of NOM.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce ("PCC") in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.
On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.
On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.
On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN's complaint against the verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.
On 27 April 2006 PKN's attorney received the justification of a verdict from the District Court. Upon analysis of the justification, PKN decided not to appeal against the verdict. The verdict is legally binding.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453 thousand. On 7 August 2006 PKN ORLEN changed the suit by the letter submitted to the Court of Arbitration of PCC, demanding contractual penalty of PLN 111,511 thousand with interest.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. On the seatings dated 31 August 2006 and 1 September 2006 the Court of Arbitration acquainted with testimonies of both parties' witnesses.
On the following seatings dated 29 November 2006 and 14 December 2006 the Court acquainted with testimonies of both parties' witnesses.
On the seating dated 14 December 2006 the Court obliged both parties to prepare and submit letters with recapitulation of stands until the end of January 2007. The letter was submitted by PKN ORLEN.

As of 31 March 2007, shares in NOM were presented in these condensed consolidated financial statements as investments in associates accounted under equity method in the net amount of PLN 18 million, after recognition of an impairment of shares allowance.

3.6 Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of the Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Płock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement and then filed a law suit against PKN ORLEN, while the District Court in Warsaw summoned PKN ORLEN

(all amounts in PLN thousand)

as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. The amount of claim is updated by the amount of interests.

On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings. The above described proceedings have not yet been ended. According to the decision of the Polish Constitutional Tribunal issued on 25 October 2006, suspended proceedings may again be opened.

On 8 March 2007 the first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare its positions in front of the court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

On 4 April 2007 the Company received the letter in proceedings of ZEP S.A. dated 22 March 2007, in which ZEP S.A. supported its statement in the case and claimed to waive the motion of PSE S.A. concerning issuance of a partial verdict and motions of evidence raised by PSE S.A.

On 6 April 2007 another letter in proceedings on behalf of PKN ORLEN as an outside intervener was sent to the court. In the letter PKN ORLEN approved the motion of ZEP S.A. to raise a legal query to the Polish Constitutional Tribunal and explained its statement in the case.

The Company received also the letter in proceedings of PSE S.A. dated 25 April 2007, in which PSE S.A. supported its claims and its statement included in the previous letters as well as presented its opinion about statements and motions presented in the letter of an outside intervener. Moreover, PSE S.A. supported and explained its motion concerning issuance of a partial verdict.

3.7 Anti-trust proceedings

As at the date of the preparation of these consolidated financial statements, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN S.A. in Płock concluded an agreement with Lotos S.A. group in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.
The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by Lotos S.A. group. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Lotos S.A. group. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006. As at the date of preparation of these condensed consolidated financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.
By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of a prohibited agreement, the Company assesses risk of fine as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the decision. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN S.A. of applying monopolistic

(all amounts in PLN thousand)

practice, at the same time annulling the fine. Consequently, in 2001 the provision was fully reversed in PKN ORLEN.
On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict.
On 10 July 2003 the Supreme Court annulled the verdict of the Anti-Trust Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of the Chairman of OCCP.
Due to the letter from OCCP that had been received on 21 March 2005, PKN ORLEN answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN S.A. was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze engine coolant Petrygo. The setting was acknowledged as inadequate to increase in price of glycol (basis raw material for this coolant). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.
On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, the Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN, upon receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the actual status of proceedings related to PETRYGO these condensed consolidated financial statements include contingent liability in the amount of PLN 14,000 thousand.

3.8 Investment relief

In accordance with tax regulations, in force in previous years, the Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:

- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium).

During the period 2002-2003 the Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.
Due to acquisition of assets in the Czech Republic, PKN ORLEN Group is subject to regulations included in investment relieves act and income tax act being in force in the Czech Republic. According to Czech regulations investment relieves are of contingent nature. Breach of certain conditions results in losing the right to the investment relief and obliges to return of the relief (repayment of tax liability for all years, in which the relief was used) increased by the appropriate fines.

As at the date of preparation of these financial statements Unipetrol Group companies have utilized PLN 40,451 thousand of investment relieves.

(all amounts in PLN thousand)

In Lithuania of investment relief is regulated by tax law and individual agreements signed between the company and the government of Lithuania. In accordance with the law, part of profit designated for investment is taxed with 0% rate. The State Tax Inspection is authorized to collect tax related to unused tax relief, which was improperly calculated and not fully paid within the 5 years period.

As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 26,087 thousand of investment relieves.

3.9 Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
Agrofert Holding a.s. agreed that PKN ORLEN S.A. disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of the Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests.
The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of the fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s.
The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The amount claimed by Agrofert Holding a.s. is analyzed by the Company's legal advisors, and the arbitration proceedings are in progress.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

(all amounts in PLN thousand)

3.10 Risk connected with agreements with DEZA a.s.

In August and September 2005 Unipetrol a.s. received letters from Deza a.s., requesting execution of the agreements regarding sale of shares in Agrobohemie a.s. and Aliachem a.s. (presently Synthesia a.s.). Unipetrol a.s. and Deza a.s. each own 50% shares in Agrobohemie a.s. The shareholder structure in Synthesia a.s. is as follows: Agrobohemie a.s. owns 55.01% shares, Unipetrol a.s. – 38.79% and Deza a.s. – 4.67%. The remainder of 1.53% is owned by minority shareholders of Synthesia a.s.

Letters received from Deza regarded the agreements for future payable assignment of shares, concluded between Unipetrol a.s. and Deza a.s. in relation to shares in Agrobohemie a.s. and Synthesia a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of Unipetrol a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of Unipetrol a.s. has proposed that Deza a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. In spite of endeavors of Unipetrol a.s., Deza a.s. has rejected proposals of the Management Board of Unipetrol a.s. and on 26 January 2006 it issued a law suit in respect of settlement of contractual penalties arguing that it had been a breach of the agreements by Unipetrol a.s. by failure to execute the assignment of shares. In accordance with the above mentioned agreements, Deza a.s. has calculated the amount of the penalty in the amount of CZK 1.5 million per day. On 22 August 2006 Deza a.s. issued a law suit in respect of execution of the agreements concerning assignment of shares and a law suit in respect of damages arguing in both cases that it had been a breach of the agreements by Unipetrol a.s. by failure to execute the assignment of shares. In the second half of 2006 Unipetrol a.s. and Deza a.s. commenced negotiations in order to achieve potential compromise in both cases aside court proceedings. Until the date of preparation of these condensed consolidated financial statements the negotiations have not been finished and no agreement has been signed related to this cases. In spite of endeavors of Unipetrol a.s. related to conclusion of an agreement acceptable by both parties, probability of concluding of such an agreement is difficult to predict.

In relation to the fact that no compromise agreement has been signed between Unipetrol a.s. and Deza a.s., it may be suspected that the court proceedings presently in progress will be continued. The completion date for these proceedings as well as final decisions related to nullity of agreements, payment of contractual penalties or indemnities for the benefit of Deza a.s. are difficult to be defined. Court proceedings in the Czech Republic usually last a few years depending on circumstances.

In addition, Unipetrol a.s. has currently no access to any business information connected with future development of Agrobohemie a.s. and Synthesia a.s. and is unable to manage, control or influence the financial and operating standing of both entities due to the fact that they are controlled by Deza a.s. The feasibility of sale of shares by Unipetrol a.s. to any third party entities is limited in this situation.

The above described circumstances may have significant negative impact on value of shares of Unipetrol a.s. in Agrobohemie a.s. and Synthesia a.s. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares, neither impairment allowance in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

Due to loss of significant influence of Unipetrol Group on associated companies: Synthesia a.s., Agrobohemie a.s. as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of Unipetrol a.s. as at 31 March 2007 as long-term financial investments of PLN 504,610 thousand (translated from CZK using the exchange rate applicable for 31 March 2007).

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 JANUARY 2007 TO THE DATE OF PREPARATION OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. The Management Board of Rafineria Trzebinia S.A. has decided to temporarily discontinue production and sales of the bio-fuel ON BIO containing 20% of FAME esters

PKN ORLEN informed in its regulatory announcement no. 1/2007 that on 3 January 2007 it was informed that Management Board of Rafineria Trzebinia S.A. had decided to temporarily discontinue production and sales of the bio-fuel ON BIO containing 20% of FAME esters ("ON BIO").

The decision was made as the result of the Minister of Finance Decree ("Decree") dated 22 December 2006 that changed the previous law referring to exemptions from excise tax (Official Journal No. 243/2006, item 1766), effective from 1 January 2007.

After detailed economical analysis, the Management Board of Rafineria Trzebinia S.A. has estimated that, due to the legal changes introduced by the Decree, the net loss of Rafineria Trzebinia S.A. will amount to approximately PLN 2.5 – 3 million in January 2007. The production of ON BIO was suspended until the new regulations justifying production of this particular bio-fuel were introduced.

(all amounts in PLN thousand)

In this situation, the Management Board of Rafineria Trzebinia S.A. decided to concentrate on trading and marketing activities on the sale of FAME esters on foreign markets only.
The announced change in the tax regulations caused the necessity of the renegotiations by Rafineria Trzebinia S.A. of supply contracts for raw materials used in the production of ON BIO.
The Management Board of Rafineria Trzebinia S.A. has also made a decision to discontinue the investment projects aimed at development of current bio-fuel production capacity. Detailed information was presented in note VII 3.3.

2. PKN ORLEN has gained the exclusive rights to supply Mozeikiu Nafta with crude oil

PKN ORLEN informed in its regulatory announcement no. 3/2007 that on 5 January 2007 that it signed an agreement with AB Mazeikiu Nafta ("Mazeikiu") that gives to PKN ORLEN the exclusive rights to supply Mazeikiu with crude oil ("Agreement"). The Agreement was signed in connected with the centralization of crude oil purchases to the PKN ORLEN Group, including supplies to the refineries in Poland, the Czech Republic and Lithuania.
The Agreement was concluded for an indefinite period and came into force on the date of signing. The crude oil deliveries associated with the Agreement will be realized with the use of the "Druzhba" pipeline and through the marine terminal in Butinge.
As at the date of signing the Agreement, the estimated value of the crude oil supplies to Mazeikiu, realized within the Agreement in the first five years was assessed at the level of approximately USD 19 billion (i.e. approximately PLN 56.5 billion, based on USD/PLN average exchange rates as of 5 January 2007, announced by the National Bank of Poland).

3. Receipt of the decision of the Chairman of the Office of Competition and Consumer Protection

PKN ORLEN informed in its regulatory announcement no. 5/2007 that on 16 January 2007 the Plenipotentiary of the Company received the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") dated 29 December 2006 acknowledging PKN ORLEN of applying the competition limiting practice, violating the prohibition included in art. 8 par. 1 and par. 2 point 5 of the Competition and Consumer Protection Act, abusing dominant position by PKN ORLEN on the domestic monoethylene glycols market by acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of Petrygo (anti-freeze engine coolant) which was deemed inadequate in relation to increase of monoethylene glycol price. Decision of the Chairman of the OCCP imposed a penalty in the amount of PLN 14 million on PKN ORLEN. Decision of the Chairman of the OCCP referred to the anti-trust proceedings started on 17 November 1999, in consequence of which on 19 July 2000 the Chairman of the OCCP imposed a penalty in the amount of PLN 40 million on PKN ORLEN. PKN ORLEN is entitled to submit an appeal to the District Court in Warsaw – Competition and Consumer Protection Court. For detailed information please refer to note VII 3.7.

4. PKN ORLEN has signed an agreement with PETRACO Oil Company Ltd for crude oil deliveries

PKN ORLEN informed in its regulatory announcement no. 6/2007 that on 17 January 2007, PKN ORLEN signed an agreement with Petraco Oil Company Limited ("Petraco"), seated in Guernsey, for crude oil deliveries via the "Druzhba" pipeline to PKN ORLEN for 3,360 thousand tonnes of REBCO crude oil annually ("the Agreement"). The crude oil delivered to PKN ORLEN will be based on Rosneft reserves. The validity of the Agreement covers the period from 1 January 2007 until 31 December 2011, with the option to prolong it for an additional year or longer.

In case of lack of deliveries or delays, the Agreement requires the payment of contractual penalties that exceed the equivalent in PLN of EUR 200 thousand based on the average exchange rate as of the day of signing the Agreement, announced by the National Bank of Poland. Payment of contractual penalties does not exclude the right for PKN ORLEN to claim for compensation exceeding the value of the penalties.

At the date the Agreement was signed, the estimated value of the crude oil supplies to PKN ORLEN in the period until 31 December 2011 amounted to ca. USD 6 billion (i.e. approximately PLN 18.1 billion, based on USD/PLN average exchange rate as of 17 January 2007, announced by the National Bank of Poland).

5. Changes in the Management Board of PKN ORLEN

PKN ORLEN informed in its regulatory announcement no. 7/2007 that the Supervisory Board of PKN ORLEN, acting in accordance with par. 8 section 11 point 1 of the PKN ORLEN Articles of Association, following its meeting on 18 January 2007, had dismissed Mr. Igor Chalupec from the position of the President of the PKN ORLEN Management Board with effect from 18 January 2007 with the majority of its votes. Mr. Igor Chalupec held position of the President and Chief Executive Officer of the PKN ORLEN Management Board from 1 October 2004.

(all amounts in PLN thousand)

At the same time, the Supervisory Board of PKN ORLEN has appointed Mr. Piotr Kownacki, the Vice President of the Company responsible for Audit and Regulations at that date, for the position of the President of the PKN ORLEN Management Board.

6. PKN ORLEN signed agreements for sale of ethylbenzene, butadiene and C4 fraction with DWORY S.A.

PKN ORLEN informed in its regulatory announcement no 8/2007 that on 18 January 2007 PKN ORLEN signed three long-term agreements with Firma Chemiczna Dwory S.A. ("DWORY S.A.") seated in Oświęcim, Poland. The agreements were signed for sale of ethylbenzene, butadiene 1.3 and C4 fraction by PKN ORLEN to DWORY S.A.
The first agreement concerns the sale of ethylbenzene by PKN ORLEN to DWORY S.A. The annual quantity delivered will amount to 120 thousand tonnes, however not less than 105 thousand tonnes ("Ethylbenzene Agreement"). The estimated total value of the Ethylbenzene Agreement (i.e. at least in 15 years of its duration) amounts to approximately PLN 6 billion. Sales of ethylbenzene will commence at latest on 1 January 2010, however PKN ORLEN has the right to one nine-month period of delay in commencing of deliveries without any consequence. The Ethylbenzene Agreement is effective from 18 January 2007 and cannot be terminated within 15 years from the date of the initial ethylbenzene delivery.
The second agreement concerns the sale of butadiene 1.3 by PKN ORLEN to DWORY S.A. in the quantity of at least 57 thousand tonnes in 2007 and at least 60 thousand tonnes in the period between 1 January 2008 and 31 December 2023 ("Butadiene Agreement"). PKN ORLEN will supply with at least 897 thousand tonnes of butadiene 1.3 in total during the contractual period of the Butadiene Agreement. The estimated total value of the Butadiene Agreement amounts to approximately PLN 2.5 billion.
The third agreement concerns the sale by PKN ORLEN of a C4 fraction to DWORY S.A. in the quantities specified in an annually updated plan of deliveries, but amounting to at least 20.6 thousand tonnes in 2007 ("C4 Fraction Agreement"). The C4 Fraction Agreement was signed for the period from 1 February 2007 to 31 December 2022. The estimated total value of the C4 Fraction Agreement amounts to approximately PLN 68 million.

The conclusion of the three above agreements is connected with the commencement of activities of Etylobenzen Płock Sp. z o.o. ("Etylobenzen Płock"), in which PKN ORLEN holds 51% and DWORY S.A. holds 49% stake in the share capital. On 18 January 2007 PKN ORLEN signed an agreement on the strategic cooperation with DWORY S.A. Pursuant to the agreement, PKN ORLEN is obliged to conclude the share purchase agreement related to shares in Etylobenzen Płock, and DWORY S.A. is obliged to sell all of its shares in Etylobenzen Płock, i.e. 588 shares with a nominal value of PLN 10 thousand each and total nominal value of PLN 5,880,000 thousand, representing 49% stake in the share capital of Etylobenzen Płock. This share purchase agreement will be concluded at a date specified by PKN ORLEN, but not later than on 30 June 2007.
See also: regulatory announcement no. 62/2006 dated 17 October 2006.

7. Signing the agreement with Deutsche BP by ORLEN Deutschland

PKN ORLEN informed in its regulatory announcement no. 9/2007 that on 25 January 2007 ORLEN Deutschland AG signed a one-year agreement with Deutsche BP Aktiengesellschaft. The subject of the agreement concerns sale of fuels to ORLEN Deutschland AG in the period between 1 January 2007 and 31 December 2007. The estimated value of the transaction amounts to EUR 900,000,000, i.e.: approximately PLN 3,490,650,000 thousand based on EUR/PLN average exchange rate as of 25 January 2007, announced by the National Bank of Poland.

8. The acceptance of the agreement on sale of shares in Kaucuk a.s. by the Management and Supervisory Boards of the Unipetrol a.s.

PKN ORLEN informed in its regulatory announcement no. 10/2007 that on 29 January 2007 the Management Board of Unipetrol a.s. accepted the conditions of the agreement on sale of 100% shares in Kaucuk a.s. seated in Kralupy, on the Vltavou, Czech Republic, the subsidiary of Unipetrol a.s. ("Share Purchase Agreement") between Unipetrol a.s. as a seller and Firma Chemiczna Dwory S.A., seated in Oswiecim, Poland ("Dwory"), as a buyer. The conditions of the Share Purchase Agreement had been accepted by the Supervisory Board of Unipetrol a.s.
The Management Board of Unipetrol a.s. accepted the conditions of the agreement concerning the construction and operation of a new butadiene unit ("Cooperation Agreement") between Unipetrol a.s., Kaucuk a.s., Chemopetrol a.s., seated in Litvinov, Czech Republic and Firma Chemiczna Dwory S.A.. The subject of the Cooperation Agreement is the establishment of a joint-venture for the purposes of the construction and operation of a new butadiene unit on the industrial area in Kralupy upon Vltavou, Czech Republic.
The conditions of the Cooperation Agreement had also been accepted by the appropriate corporate bodies of Chemopetrol, Kaucuk a.s. and Firma Chemiczna Dwory S.A.

(all amounts in PLN thousand)

9. Conclusion of the Agreement on Share Purchase of Kaucuk by Unipetrol a.s. and Firma Chemiczna Dwory S.A.

PKN ORLEN informed in its regulatory announcement no. 11/2007 that on 30 January 2007 UNIPETROL a.s., seated in Prague, Czech Republic ("Unipetrol"), as a seller, Firma Chemiczna Dwory S.A., seated in Oświecim, Poland ("Dwory"), as a buyer, signed the Share Purchase Agreement on sale of 6,236,000 ordinary shares ("Purchased Shares") of Kaucuk, seated in Kralupy upon Vltavou, Czech Republic.

The Purchased Shares represent 100% stake in share capital of Kaucuk with a par value of CZK 1,000 per share (i.e. approximately PLN 139.2 based on CZK/PLN average exchange rate as of 29 January 2007, announced by the National Bank of Poland) and represent 100% of the total number of voting rights at the General Shareholders Meeting of Kaucuk.

The purchase price for shares amounted to EUR 195,000 thousand (i.e. approximately PLN 765,180 thousand based on EUR/PLN average exchange rate announced on 29 January 2007 by the National Bank of Poland) and will be contributed in cash by Dwory.

The Share Purchase Agreement was signed on 30 January 2007, but the closing of the transaction will occur upon fulfillment by both Unipetrol and Dwory of the conditions precedent, which should take place within the next two or three quarters. The conditions precedent include, among others

- receipt of all necessary clearances of the relevant anti-monopoly authorities to the sale of the shares in Kaucuk to Dwory and the transactions scheduled in the Share Purchase Agreement (including the creation of a joint-venture between the Unipetrol Group and Kaucuk for the purposes of the construction and operation of a new butadiene unit),
- acknowledgement of results of the environmental audits concerning the land owned by Unipetrol and used by Kaucuk, in order to identify present environmental issues,
- conclusion of the commercial contracts between the Unipetrol Group and Kaucuk, based on the already-agreed principles which will assure the continuous activity of the Unipetrol Group.

Simultaneously to the Share Purchase Agreement, on 30 January 2007 Unipetrol, Dwory, Chemopetrol and Kaucuk concluded the Cooperation Agreement in the matter of construction and operation of a new butadiene unit (the "Cooperation Agreement"), Pursuant to the Cooperation Agreement, selected subsidiary of the Unipetrol Group and Kaucuk will establish a joint-venture for the purposes of construction and operation of the new butadiene unit. The participating interest in the new company as well as in costs of establishing and costs of further operations will be divided between the Unipetrol Group (51% stake) and Kaucuk (49% stake).

The conclusion of the Share Purchase Agreement and the Cooperation Agreement involves liabilities of both Unipetrol and Dwory regarding the past and future activities of Kaucuk. Three main areas of potential financial consequences are:

- a misrepresentation or a breach of the representations and warranties provided by either Unipetrol or Dwory,
- liabilities of Kaucuk related to the period before or after the closing of the transaction in respect of environmental issues,
- potential changes to the fine recently imposed on Kaucuk and Unipetrol by the European Commission regarding anti-monopoly proceedings.

10. The Bank of New York decreased share in the total number of votes at PKN ORLEN's General Meeting below 5%

PKN ORLEN informed in its regulatory announcement no. 12/2007, that on 30 January 2007, PKN ORLEN was informed that The Bank of New York, depositary of PKN ORLEN's Depositary Receipts signed on the base of shares issued by the PKN ORLEN („Depositary Receipts"), decreased its share in the total number of voting rights on the general meeting of PKN ORLEN. This change was made as a result of the cancellation by The Bank of New York of the part of the Depositary Receipts on 22 January 2007. Due to this fact, The Bank of New York on 22 January 2007 owned 21,183,234 shares of PKN ORLEN, which is equal to 21,183,234 votes at the General Meeting of PKN ORLEN (representing 4.95% of the initial capital of PKN ORLEN and 4.95% of the total voting rights at General Meeting in PKN ORLEN).
Until 22 January 2007 The Bank of New York owned 21,847,034 shares of PKN ORLEN, which was equal to 21,847,034 votes at the General Meeting of PKN ORLEN (representing 5.11% of the initial capital of PKN ORLEN and 5.11% of the total voting rights at General Meeting in PKN ORLEN).

11. The increase of initial capital of the Płocki Park Przemysłowo – Techniczny S.A.

PKN ORLEN informed in its regulatory announcement no. 15/2007, that on 5 March 2007, according to the decision of the District Court in Warsaw, XIV Commercial Department of National Commercial Register according to the date

(all amounts in PLN thousand)

of entry being 5 March 2007, based on the complete extract from Commercial Register dated 6 March 2007, the share capital of PKN ORLEN's subsidiary - Płocki Park Przemyslowo - Technologiczny S.A. (PPPT), was increased from the amount of PLN 50,460.86 thousand to PLN 53,439.54 thousand, i.e. by PLN 2.978 thousand.

12. Changes in the Management Board of PKN ORLEN

PKN ORLEN informed in its regulatory announcement no. 16/2007 that the Supervisory Board of PKN ORLEN, acting in accordance with par. 8 section 11 point 1 of the Company's Articles of Association, following its meeting on 15 March 2007, with the majority of votes, dismissed Mr Jan Maciejewicz, on his request, from the position of the Vice-President of the Management Board of Cost Management as well as on request of the President of the Management Board, unanimously, Mr Cezary Smorszczewski from the position of the Vice-President of the Management Board of Capital Investment.
At the same time, the Supervisory Board of PKN ORLEN S.A., on request of the President of the Management Board, appointed Mr Krystian Pater to the Member of the Management Board of PKN ORLEN.

13. Signing the agreement by ORLEN Deutschland with Shell Deutschland Oil

PKN ORLEN informed in its regulatory announcement no. 17/2007, that on 19 March 2007 ORLEN Deutschland AG concluded an agreement with Shell Deutschland Oil GmbH, based in Hamburg for the sale of fuels to Orlen Deutschland petrol stations in Germany in the period between 1 January 2007 and 31 December 2007. The estimated value of the transactions amounts to approximately EUR 800,000 thousand (i.e. approximately PLN 3,102,240 thousand, based on USD/PLN average exchange rates as of 19 March 2007, announced by the National Bank of Poland).

14. Purchase of shares in Ethylobenzen Płock Sp. z o.o. by PKN ORLEN

PKN ORLEN informed in its regulatory announcement no. 19/2007, that on 23 March 2007 PKN ORLEN signed with Firma Chemiczna Dwory S.A., seated in Oświecim, Poland ("Dwory"), the agreement on sale of shares ('Agreement') of ETYLOBENZEN Płock Sp. z o.o., seated in Płock.
As the result of the agreement, PKN ORLEN will buy from DWORY S.A., 588 shares of ETYLOBENZEN Płock Sp. z o.o. for PLN 10 thousand each and with total nominal value of PLN 5,880 thousand, representing 49% of share capital of ETYLOBENZEN Płock Sp. z o.o. i 49% of voting rights at the General Meeting of Shareholders of ETYLOBENZEN Płock Sp. z o.o., for the total price of PLN 6.016.444,59.
After the transaction settlement, PKN ORLEN will own 100% shares in the share capital of ETYLOBENZEN Płock Sp. z o.o., The share capital of ETYLOBENZEN Płock Sp. z o.o. amounts to PLN 12,000 thousand and is divided into 1,200 equal and indivisible shares with a nominal value of PLN 10 thousand each.
There are two persons in the Management Board of ETYLOBENZEN Płock Sp. z o.o.: President of the Management Board and Member of the Management Board. The President of the Management Board is an employee of PKN ORLEN.
PKN ORLEN's investment in ETYLOBENZEN Płock shares is considered as a short-term investment, it is the intention of the Management Board of PKN ORLEN to incorporate ETYLOBENZEN Płock into the structure of PKN ORLEN.
See also: Regulatory announcement no 8/2007 dated 19 January 2007 and Regulatory announcement no 62/2006 dated 17 October 2006.

15. Call of the Ordinary General Meeting of Shareholders of PKN ORLEN

PKN ORLEN informed in its regulatory announcement no. 20/2007, that on 19 March 2007, the Management Board of the PKN ORLEN acting in accordance with art. 399 par. 1 in connection with art. 395 par. 1 Code of Commercial Companies and par. 7 section 3 of the Statute of Association calls of the Ordinary General Meeting of PKN ORLEN SA („General Meeting"), to be held on 31 May 2007 at 12.00 in Płock at the following address: Dom Technika; ul. Kazimierza Wielkiego 41, Płock. The agenda of the meeting will be as follows:

1. Opening of the General Meeting.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Election of the Director's Report on the Company's Activities of the PKN ORLEN SA for the financial year 2006, with a motion concerning profit distribution for the financial year 2006.

(all amounts in PLN thousand)

7. Revision of the Supervisory Board's Report on the Director's Report on the Company's Activities of PKN ORLEN SA for the financial year 2006 regarding their conformity with the books and documentation, as well as with the actual status and the motion of the Management Board concerning profit distribution for the financial year 2006.
8. Revision of the Director's Report on the Company's Activities and consolidated financial statements of the PKN ORLEN Capital Group for the financial year 2006.
9. Voting on a resolution concerning approval of the Director's Report on the Company's Activities and financial statements of PKN ORLEN SA for the financial year 2006.
10. Voting on a resolution concerning approval of the Director's Report on the Company's Activities and consolidated financial statements of the PKN ORLEN Capital Group for the financial year 2006.
11. Voting on a resolution concerning the distribution of PKN ORLEN profit for the year 2006.
12. Voting on the resolutions concerning approval of the PKN ORLEN Management Board Members performance in 2006.
13. Voting on the resolutions concerning approval of the PKN ORLEN Supervisory Board Members performance in 2006.
14. Voting on a resolution concerning the transferring of the financial resources gathered within the Poland-wide Charity Fund, CPN-SOS, to the Company's Social Benefits Fund.
15. Voting on a resolution concerning approval of the Corporate Governance Principles for the issuers of shares, convertible bonds and pre-emptive conversion bonds admitted to public trading.
16. Examination and adoption of the resolutions regarding the divestment (including the sale, exchange, contribution in kind, donation) or lease-out of entities within the structure of the enterprise.
17. Voting on a resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN.
18. Closure of the General Meeting of Shareholders.

16. Purchase of shares in Petro–Oil Lubelskie Centrum Sprzedaży from Orlen Oil by Orlen Petroprofit

PKN ORLEN informed in its regulatory announcement no. 21/2007, that on 25 April 2007 PKN ORLEN was informed that on 23 April 2007 its subsidiary, ORLEN PetroProfit Sp. z o.o., seated in Niemce near Lublin signed with the other PKN ORLEN subsidiary, ORLEN Oil Sp. z o.o., seated in Krakow the Agreement on the sale of the shares („Agreement") of the Company Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o. seated in Lublin.

As the result of the agreement, ORLEN OIL purchased from ORLEN PetroProfit 2,888 shares of Petro-Oil LCS for PLN 500 each, with total nominal value of PLN 1,444 thousand, representing 76% of share capital of Petro-Oil LCS and 76% of voting rights at the General Meeting of Shareholders of Petro-Oil LCS, for PLN 2,280 thousand. The sources of financing of the purchase of the shares of Petro-Oil LCS are the ORLEN OIL's own means.

PKN ORLEN owns 100% stake of share capital and of share capital of ORLEN PetroProfit, as well as 51,7% of share capital and total voting rights at the General Meeting of Shareholders of ORLEN OIL. Moreover, 6 from 7 Members of the Supervisory Board of ORLEN OIL are the employees of PKN ORLEN, whereas 3 from 3 Members of the Supervisory Board of ORLEN PetroProfit are the employees of PKN ORLEN.
Moreover, Rafineria Trzebinia S.A. owns 43.8% stake in the share capital of ORLEN OIL and Rafineria Nafty Jedlicze S.A. owns 4.5% stake in the share capital of ORLEN OIL.
PKN ORLEN owns 77.2% stake in the share capital of Rafineria Trzebinia S.A. and 75% stake in the share capital of Rafineria Nafty Jedlicze S.A.
With the exception of the relations mentioned above, there are no other connections between ORLEN PetroProfit, its managing or supervisory personnel, and the buyer of the shares – ORLEN OIL.

17. Signing the agreement by PKN ORLEN with Rafineria Trzebinia for the supply of diesel blended with bio-components

PKN ORLEN informed in its regulatory announcement no. 22/2007, that on 25 April 2007 PKN ORLEN signed service agreement with Rafineria Trzebinia S.A. , for the production of diesel - Ekodiesel Ultra – blended with up to 5% of fatty acid methyl ester ("Agreement") for PKN ORLEN.
The agreement is in force from 1 February 2007 and it was concluded for an indefinite period. The estimated value of the agreement for the period of five years amounts to approximately PLN 2 billion.
The subject of the Agreement are the services of Rafineria Trzebinia S.A. connected to the blending of diesel with up to 5% of bio-components (fatty acid methyl ester - FAME) in the Rafineria Trzebinia warehouse.
Moreover, PKN ORLEN, during the past 12 months, had signed with Rafineria Trzebinia the following agreements, for a total amount estimated at approximately PLN 126 million:
- 14 February 2007 – the agreement on logistic services of Rafineria Trzebinia S.A. for PKN ORLEN,
- 2 April 2007 – the agreement for the sale by Rafineria Trzebinia S.A. of fuel for pyrolysis to PKN ORLEN,
- 13 December 2006 - the agreement on sale by Rafineria Trzebinia S.A. of fatty acid methyl ester to PKN ORLEN S.A.,

(all amounts in PLN thousand)

- 13 December 2006 - the agreement on sale by Rafineria Trzebinia S.A. of Ekoterm Plus, i.e. light heating oil to PKN ORLEN,
- 16 November 2006 - the agreement on sale by Rafineria Trzebinia S.A. of fuel for pyrolysis to PKN ORLEN S.A.
PKN ORLEN S.A. owns 77.2% shares in the initial capital of Rafineria Trzebinia S.A.

18. The purchase of shares in Butadien Kralupy a.s. by Kaucuk a.s.

PKN ORLEN S.A. informed in its regulatory announcement no. 24/2007 that on 9 May 2007 it was informed that the company Butadien Kralupy a.s. ("Butadien Kralupy"), seated in Kralupy upon Vitava (the Czech Republic), was registered by the City Court in Prague (the Czech Republic) on 27 April 2007.

PKN ORLEN's indirect subsidiary – Kaucuk a.s. ("Kaucuk"), seated in Kralupy upon Vitava (the Czech Republic) has acquired 300 shares in Butadien Kralupy for a total amount of CZK 150,000 thousand (i.e. approximately PLN 19,980 thousand based on average CZK/PLN exchange rates as of 9 May 2007, announced by the National Bank of Poland) ("Purchased Shares").

The Purchased Shares, with a nominal value of CZK 500 thousand per each share (i.e. approximately 66.6 thousand based on average CZK/PLN exchange rates as of 9 May 2007, announced by the National Bank of Poland), represent 100% of the share capital of Butadien Kralupy and 100% of the voting rights at the General Shareholders' Meeting of Butadien Kralupy. The Shares were paid for by Kaucuk in the form of a cash contribution.

The main business activity of Butadien Kralupy contains among others rent of real estates, apartments and non-residential premises. Butadien Kralupy will be involved in the construction and operation of a new butadiene installation, which is a subject of the agreement signed by Unipetrol, Firma Chemiczna Dwory S.A., seated in Oświęcim (Poland) ("Dwory"), Chemopetrol a.s. and Kaucuk (details of the agreement are included below).

Simultaneously, on 9 May 2007, Butadien Kralupy and Chemoprojekt a.s., seated in Prague (the Czech Republic) signed the Agreement on the Construction of a New Butadiene Installation (the "Agreement") for a total price of CZK 1,147,364 thousand (i.e. approximately 152,828.9 thousand based on average CZK/PLN exchange rates as of 9 May 2007, announced by the National Bank of Poland) as well as other contractual documentation connected with the Agreement.

The Agreement was signed in connection with implementation of the sale of 100% shares in Kaucuk, owned by Unipetrol, and within the meaning of the Cooperation Agreement regarding construction and operation of a new butadiene installation, which was signed on 30 January 2007 by Unipetrol, Dwory, Chemopetrol a.s. and Kaucuk (the "Cooperation Agreement"). The sale of shares in Kaucuk is executed based on the share purchase agreement signed on 30 January 2007 between Unipetrol as a seller and Dwory as a purchaser.

The Cooperation Agreement provides that a 51% stake in Butadien Kralupy will be transferred from Kaucuk to Unipetrol. As a result the investment of Kaucuk in Butadien Kralupy is of a short-term nature.

(all amounts in PLN thousand)

IX. SHAREHOLDERS HOLDING DIRECTLY OR UNDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

	% of votes at the GSM presented in the prior quarter report *	Number of shares presented in the prior quarter report *	Change of % in the period 12.02.2007 - 30.04.2007	% of votes at the GSM at the report filing date **	Number of shares at the report filing date **
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
Skarb Państwa	10.20%	43 633 897	-	10.20%	43 633 897
Others	72.48%	309 998 865	-	72.48%	309 998 865
Total	100%	427 709 061	-	100%	427 709 061

* Data as at 12 February 2007
** Data as at 30 April 2007

Percentage share in share capital of the Company is compatible with percentage share in total votes at the General Shareholders Meeting as at date of filing the report.

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BOARD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the I quarter 2007

	Number of shares, options as at the date of the prior quarter report filing *	Acquisition	Disposal	Number of shares, options as at the date of the report filing **
Management Board	-	-	-	-
Supervisory Board	**2 950**	-	-	**2 950**
Raimondo Eggink	2 950	-	-	2 950

* Data as at 12 February 2007
** Data as at 30 April 2007

XI. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND SUBSIDIARIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 31 March 2007, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or subsidiaries, of the value exceeding 10% of the Company's equity.

XII. RELATED PARTIES

1. Information about significant related party transactions

During the period from 1 January to 31 March 2007, there were no unusual related party transactions concluded between related parties within the Group, where the transaction value would exceed EUR 500 thousand.
Transactions concluded within the Group related to the deliveries and supplies connected with the normal activity of the Group companies.

(all amounts in PLN thousand)

2. Information about significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

During the 3 months ended 31 March 2007 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.
As at 31 March 2007 the Group companies did not grant any loans to managing and supervising persons and their relatives.
During the 3 months ended as at 31 March 2007 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

During the 3 months ended 31 March 2007 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	65 699	45 336	47 655	7 882
Natural persons	-	-	-	-

* Transactions for the period of performing function in the supervising bodies.

c) Transactions with related parties concluded through the managing persons of the Parent and other Group companies

During the 3 months ended 31 March 2007 managing persons of the Parent and other Group companies did not conclude any significant transactions with related parties in regard of the amended IAS 24 "Related Party Disclosures".

d) Transactions with related parties concluded through the key executive personnel of the Parent and other Group companies

During the 3 months ended 31 March 2007 the key executive personnel of the Parent and other Group companies did not conclude any significant transactions with related parties in regard of the amended IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

e) Parent Company's transactions with related parties in the period from 1 January to 31 March 2007 and the settlement balances as at 31 March 2007

PKN ORLEN Capital Group

	Consolidated subsidiaries [1]	Consolidated associates [2]	Non-consolidated subsidiaries [1]	Non-consolidated associates [2]	Consolidated jointly controlled entities [3]	Total related parties
Sales	2 953 366	1 895	429	1 062	588 239	3 544 991
Purchases	386 144	12 100	19 238	8 868	5 823	432 173
Interest received	670	-	2	3	5	680
Financial costs	12	-	-	1	-	13
Gross short term receivables	1 397 343	952	600	464	468 363	1 867 722
Short term liabilities	213 754	5 088	9 932	2 633	2 426	233 833
Gross long term receivables	17 221	-	-	-	-	17 221
Long term liabilities	31 433	-	-	-	-	31 433

[1] Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members.
[2] Parent Company exercises significant influence on the entity's supervisory bodies via its representatives.
[3] Parent Company exercises a joint control over the entities under the deed of association

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

3. Compensation, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24.

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

	3 months ended 31 March 2007 (unaudited)	3 months ended 31 March 2006 (unaudited)
The Management Board of the Parent Company *	6 425	2 149
Supervisory Board of the Parent Company	259	199
Key Executive Personnel of the Parent Company **	5 518	3 203
Key Executive Personnel of subsidiaries ***	20 541	16 807
Total	**32 743**	**22 358**

* including compensation of former Board Members during the three months period ended 31 March 2007 of PLN 4,560
** including compensation of former Key Management Personnel of the Parent of PLN 1,378 thousand in the period of 3 months ended 31 March 2007. During the three months period ended 31 March 2007 35 persons performed duties as Key Executive Personnel and 28 persons performed duties as Key Executive Personnel during the three months period ended 31 March 2006
*** Management Board, Supervisory Board and Key Executive Personnel of Group Companies.

XIII. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO ONE ENTITY OR ITS SUBSIDIARY

Within the Group, in the period from 1 January to 31 March 2007 PKN ORLEN S.A. and its subsidiaries did not grant loan security, guarantees or collaterals to another entity or its subsidiary, where the value of security or guarantee constituted at least 10% of the Company's equity.

XIV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XV. SUPPLEMENTARY INFORMATION

1. Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- ORLEN Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder

The objective of the project is to secure the value of assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is also intended to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

The company realizes restructuring project approved in July 2005 by PKN ORLEN's Management Board.
The project for the southern assets designed by Investekspert aims at:
- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,

(all amounts in PLN thousand)

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. In June 2006 the Management Board of PKN ORLEN S.A. has accepted the major assumptions of restructuring process:

- modernization of existing DRW installation (crude oil distillation unit) in Rafineria Nafty Jedlicze S.A. for the purposes of processing of own output crude;
- construction of organic solvent installation in Rafineria Nafty Jedlicze S.A. in case a rebate on supplies of local (Sanok region) crude oil is negotiated;
- restructuring of distribution system in Orlen Oil Sp. z o.o.

On 3rd January 2007 the Management Board of Rafineria Trzebinia S.A. decided to temporarily withhold the production and sale of the bio-fuel ON BIO containing 20% FAME esters ("ON BIO").

The decision was made due to the coming into force on January 1st, 2007 Regulation of the Minister of Finance dated December 22nd, 2006.. This changed the previous regulation referring to exemptions from excise tax (Official Journal 2006 No. 243, item 1766), which unexpectedly deteriorated circumstances of production and sales of bio – fuels.

Following a detailed economic analysis, the Management Board of Rafineria Trzebinia S.A.. has estimated that, due to the change in Polish law introduced in the Regulation, the net loss of Trzebinia Refinery in January 2007 will amount to approximately PLN 2.5 – 3 million. The production of ON BIO is therefore to be kept on hold until new regulations which will justify production of this particular bio-fuel are introduced.

Due to the mentioned changes, Rafineria Trzebinia S.A. will concentrate on trading and marketing activities.

The change in tax regulations caused the necessity for the renegotiation contracts for the supply of raw materials used in ON BIO production.

Rafineria Trzebinia S.A. also decided to suspend investment projects concerning significant increase in bio-fuel production capacity.

2. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN S.A. may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN S.A. would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals stated that the execution of pledge depends on submission by Vodafone Americas Inc. a bail of Euro 43,000,000. Vodafone Americas Inc paid the bail for the benefit of Court's bank account, which states that the decision on pledge is effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. Appointed arbitrators issued several procedure-oriented rulings concerning further proceedings.

(all amounts in PLN thousand)

Proceedings came into phase, when letters concerning this case were exchanged. On 7 March 2007 the seating in front of the Court of Arbitration in Vienna took place. During the seating plenipotentiaries of all sides represented their standings in this case. This resulted for example in modification of claim from Vodafone America. The verdict should be announced when trial charges are paid.
On the 5th March 2007 the advanced dividend for the benefit of PKN Orlen S.A. in amount of PLN 49,684 thousand was paid. The resolved dividend amounted to PLN 202,315 thousand.
Share of Polkomtel in the consolidated financial result of the Group in the three-month period ended 31 March 2007 amounted to PLN 53,868 thousand and PLN 47,298 thousand in the three-month period ended 31 March 2006.

3. Purchase of additional shares in Mazeikiu by PKN ORLEN

3.1 Mandatory tender offering for shares in AB Mazeikiu Nafta ("Mazeikiu")

In accordance with Lithuanian law, exceeding of the 40% voting rights at the General Meeting of Shareholders of Mazeikiu (what took place in 2006 when the shares were purchased from Yukos International UK B.V.) obliged PKN ORLEN S.A. to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN S.A. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN S.A. was not able to execute its voting rights at the General Meeting of Shareholders, that were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN S.A. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.
Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.
Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN S.A. purchased 35,879,247 shares of Mazeikiu. The Company holds 632,713,599 shares which is equal to 89.2628% stake in share capital of Mazeikiu.

3.2 Constant call offer at the Vilniaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to improve the preparatory process to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN S.A. made a constant call offer at the Vilniaus Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10.25 per share. In the described period PKN ORLEN purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held 634,609,551 shares, constituting a 89.5303% stake in Mazeikiu. Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in share capital are quoted at the market.

3.3 Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out will be conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007. At the first phase of the process, which will be effected until 21 May 2007, the shareholders of Mazeikiu are entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10.25.
Unless the first phase leads to buyout of all shares held by minority shareholders, PKN ORLEN will put forward a motion to the court in Lithuania to issue a decision in accordance with the Lithuanian law related to squeeze out procedure. In effect of the decision all shares held by minority shareholders other than the Government of the Republic of Lithuania will become property of PKN ORLEN for a price equal to LTL 10.25 per share. The procedure will result in acquisition of all shares in Mazeikiu, except for shares held by the Government of the Republic of Lithuania.

4. The Company's Management Board estimates

For the purpose of this financial statement the fair value as at 31.12.2006 decreased by depreciation for the first quarter of 2007 was adopted as the recoverable amount of Mazeikiu's assets. From the date of valuation of Mazeikiu's assets performed by independent expert and the date of preparation of this financial statement no factors that may influence the value of assets have occurred. Therefore the Management Board decided to adopt for the purpose of this financial statement the fair value decreased by depreciation as a higher of fair value and value in use as a recoverable amount of assets.

(all amounts in PLN thousand)

5. Restructuring process of IKS Solino Sp. z o.o.

In November 2006 an agreement was concluded between IKS SOLINO S.A. and its labor unions with the participation of PKN ORLEN S.A. and the State Treasury. The agreement provided that operations of the Salt Processing Unit (SPU) will be sustained in IKS structure only in the event of its economic profitability.
According to PKN ORLEN, sale of SPU to a branch investor might guarantee long-term development of the disposed unit and therefore sustaining of existing job positions.
PKN ORLEN emphasized that the intention of the eventual sale transaction of the SPU is based upon concern about the future of its employees and sustaining of job positions. In the event of sale of the SPU the vast majority of employees will keep their job positions. The small number of people covered by the restructuring process will be enabled to benefit from a shield program that is currently negotiated with the labor unions of IKS SOLINO S.A.

6. Transfer of shares in Spolana a.s. between companies of PKN ORLEN Capital Group

In 2006 Zakłady Azotowe Anwil S.A. purchased shares of Spolana a.s. from Unipetrol A.S.. After transaction PKN ORLEN Group owned 95.18% of the Votes at the General Meeting of Spolana after Anwil purchased shares of Spolana. In Accordance to Czech law the Mandatory Tender Offer – MTO from minority shareholders. Spolana shares were valuated by independent expert for MTO needs with methodology compatible with guidance from Czech National Bank ("CNB"). The Management Board of Anwil S.A. proposed to minority shareholders of Spolana a.s. the prize for one share in the amount of CZK 162. The squeeze out procedure was finished at 21 March 2007. After the process of MTO PKN ORLEN S.A. and Anwil S.A. own 95.7% of the Votes at the General Meeting of Spolana.

7. Changes in Management Board and Supervisory Board

Changes in Management Board of PKN ORLEN

The Supervisory Board of PKN ORLEN at meeting on 18 January 2007 with majority of its votes dismissed Mr Igor Chalupec from the position of the President of the PKN ORLEN Management Board which held from 1 October 2004. At the same time, the Supervisory Board of PKN ORLEN has appointed Mr. Piotr Kownacki, the Vice President of the Company responsible for Audit and Regulations at that date, for the position of the President of the PKN ORLEN Management Board.

On 15 March 2007 the Supervisory Board of PKN ORLEN, with the majority of votes, dismissed Mr Jan Maciejewicz, at his request, from the position of the Vice-President of the Management Board of Cost Management as well as at request of the President of the Management Board, unanimously, Mr Cezary Smorszczewski from the position of the Vice-President of the Management Board of Capital Investment. Simultaneously, the Supervisory Board of PKN ORLEN, on request of the President of the Management Board, appointed Mr Krystian Pater to the Member of the Management Board of PKN ORLEN.

Changes in Management Board of Mazeikiu

In conjunction with the resignation of Mr Igor Chalupec from the position of the President of the Management Board of PKN ORLEN on 31 January 2007, the Supervisory Board of Mazeikiu dismissed Mr Igor Chalupec and at the same time appointed Mr Dariusz Formela to the Management Board. On 7 February 2007 the Management Board of Mazeikiu has elected Mr Piotr Kownacki for the position of President of the Management Board. On 16 March 2007 Mr. Jan Maciejewicz resigned from the position of Member of the Management Board. In accordance with the Lithuanian law, the resignation came into force after a lapse of 14 days.

Changes in Supervisory Board of Mazeikiu

On 27 April 2007 the Ordinary Shareholders Meeting of Mazeikiu changed the composition of the Supervisory Board. Current composition of the Supervisory Board is as follows: Marek Moroz (chairman), Czesław Bugaj, Piotr Kearney, Wojciech Wróblewski, Marcin Wasilewski, Rafał Zwierz, Arūnas Laurinaitis, Robertas Tamošiūnas and Gediminas Vaičiūnas.

XVI. OTHER

These condensed consolidated financial statements were authorized by the Management Board of the Parent Company in its seat on 14 May 2007.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

……………………

President

Piotr Kownacki

……………………… Vice-President Cezary Filipowicz

……………………… Vice-President Wojciech Heydel

……………………… Vice-President Paweł Szymański

……………………… Member of the Board Krystian Pater

……………………… Member of the Board Krzysztof Szwedowski

Płock, 14 May 2007

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF PKN ORLEN S.A. FOR THE PERIOD FROM 1 JANUARY 2007 TO 31 MARCH 2007

To the Shareholders of PKN ORLEN S.A.

We have reviewed the accompanying interim condensed consolidated financial statements of the PKN ORLEN S.A. Group, with its registered office in Płock, 7 Chemików Street that consist of the consolidated balance sheet as at 31 March 2007, with total assets and total liabilities and equity of PLN 45,170,682 thousand, the consolidated profit and loss account for the period from 1 January 2007 to 31 March 2007 with a net profit of PLN 140,429 thousand, the statement of changes in consolidated equity for the period from 1 January 2007 to 31 March 2007 with an increase in equity of PLN 79,369 thousand, the consolidated cash flow statement for the period from 1 January 2007 to 31 March 2007 with an increase in cash amounting to PLN 42,560 thousand, and explanatory notes.

Management of the Parent entity is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union and with respect to matters not regulated by the above Standard, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective bylaws and in accordance with the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market. Our responsibility is to issue a report on these interim condensed consolidated financial statements, based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PKN ORLEN SA
SEC File
82-5036

Based on our review, nothing has come to our attention, that causes us to believe that the accompanying interim condensed consolidated financial statements of PKN ORLEN S.A. Group as at 31 March 2007 are not prepared in all material respects, in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union.

Without qualifications to the accompanying interim condensed consolidated financial statements of PKN ORLEN S.A. Group we draw attention to following issues:

- As disclosed in note no. 37a5 of the published consolidated financial statements for the year ended on 31 December 2006, due to the acquisition of assets and liabilities of AB Mazeikiu Nafta Group, the process of establishment of the fair value of acquired assets and liabilities is in progress. In accordance with IFRS 3, the PKN ORLEN S.A. Group may adjust the fair value of acquired net assets of AB Mazeikiu Nafta Group and recalculate the goodwill in relation to the acquisition of AB Mazeikiu Nafta within twelve months of the acquisition date.

- There is a court proceeding between Unipetrol a.s. and DEZA a.s. disclosed in note no. VII.3.10 of the accompanying interim condensed consolidated financial statements relating to the sale of shares in AGROBOHEMIE a.s. and SYNTHESIA a.s. The result of the court proceeding is uncertain and may negatively influence the value of these shares. PKN ORLEN S.A. Group established neither impairment of these shares (the carrying amount of PKN 504,610 thousand at 31 March 2007) nor a provision for possible penalties.

- As disclosed in note no. VII.3.1 of the accompanying interim condensed consolidated financial statements Rafineria Trzebinia S.A. received decisions from the tax authorities stating an excise tax liability for May-August and September 2004 for a total amount of approximately PLN 100 million increased by interest calculated on these liabilities as a result of the tax proceedings. Recently the appeal procedure is pending and the outcome is unknown. In case of an unfavorable result of the above described dispute there is a risk that the tax authorities will question the correctness of the VAT settlements. The estimated potential VAT liability amounts to approximately PLN 22 million. There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. In the interim condensed consolidated financial statements as at 31 March 2007 PKN ORLEN S.A. Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for Rafineria Trzebinia S.A. of the above described matter.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Board of Directors

Warsaw, 14 May 2007

END